Driven for life



Autoliv

Annual Report 2008

Content

Reader's Guide

Autoliv Inc. is incorporated in Delaware, USA, and follows Generally Accepted Accounting Principles in the United States (U.S. GAAP). This annual report also contains certain non-U.S. GAAP measures, see pages 30-31 and page 40. All amounts in this annual report are in U.S. dollars unless otherwise indicated.

"We", "the Company" and "Autoliv" refer to "Autoliv Inc." as defined in Note 1 "Principles of Consolidation" on page 47. For forward-looking information, refer to the "Safe Harbor Statement" on page 30.

Data on markets and competitors are Autoliv's estimates (unless otherwise indicated) that are based on orders awarded to us or our competitors or other information put out by third parties. The estimates are also based on plans announced by vehicle manufacturers and regulatory agencies. Some comparisons are made to 1997, because that was when the present Autoliv company was founded.

Data on products' efficiency are generally based on data and estimates from the National Highway and Traffic Safety Administration (NHTSA) or other scientific sources.

Financial Information

Every year, Autoliv publishes an annual report and a proxy statement prior to the Annual General Meeting (see page 26). The proxy statement provides information not only on the agenda for the meeting, but also on the work of the Board and its committees as well as on compensation paid to and presentation of directors and certain senior officers.

For financial information, please also refer to the Form 10-K and Form 10-Q reports and Autoliv's other filings with the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE). These filings (including the CEO/CFO Section 302 Certifications, Section 16 Insider Filings, and the 2008 CEO Certification to the NYSE) are available at www.autoliv.com under Investors/Filings and at www.sec.gov.

The annual and quarterly reports, the proxy statement and Autoliv's filings with the SEC as well as the Company's Corporate Governance Guidelines, Charters, Codes of Ethics and other documents governing the Company can be downloaded from the Company's corporate website. Hard copies of the above-mentioned documents can be obtained free of charge from the Company at the addresses on page 27.

2008 in Summary

- Continued strong cash flow and strengthened cash position
- Peaking raw material prices
- Accelerated drop in light vehicle production in the second half of the year
- Action program initiated in July and rapid realignment of costs
- Stepped-up investments in small car R,D&E projects
- Launch of new night vision system, new light-pack passenger airbag and the world's first airbag ECU with integrated stability control sensors



(Dollars in millions, except as indicated)	2008[1]	2007[1,2]	2006[1,3]
Net sales	$6,473	$6,769	$6,188
Operating income	306	502	520
Income before taxes	249	446	481
Net income	165	288	402
Earnings per share in $[4]	2.28	3.68	4.88
Operating margin (%)	4.7	7.4	8.4
Cash flow from operations	614	781	560
Return on shareholders' equity (%)	7.1	12.0	17.1
Dividends paid	115	121	112
Share repurchases	$174	$380	$221

1) In 2008, 2007 and 2006, severance and restructuring costs reduced operating income by $80, $24 and $13 million and net income by $55, $16 and $9 million. This corresponds to 1.2%, 0.4% and 0.2% on operating margins and 0.8%, 0.2% and 0.1% on net margins. The impact on EPS was $0.76, $0.21 and $0.11, while return on equity was reduced by 2.3%, 0.6% and 0.4% for the same three-year period (see page 29 and Note 10). 2) In 2007, a court ruling reduced operating income by $30 million, net income by $20 million, operating margin by 0.5%, net margin by 0.3%, EPS by $0.26 and return on equity by 0.8% (see page 30). 3) In 2006 a release of tax reserves and other discrete tax items boosted net income by $95 million, net margin by 1.5%, EPS by $1.15 and return on equity by 3.9% (see page 30). 4) Assuming dilution.

Net Sales



Net sales
US$ (millions)
Global LVP
millions units
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
100
80
60
40
20
0
04
05
06
07
08
Global Light Vehicle Production (LVP)
Consolidated sales

Consolidated net sales declined by 4% in 2008 to $6.5 billion and organic sales (see page 31) declined by close to 10% as a result of 12% lower light vehicle production in Western Europe and North America where Autoliv generates more than 70% of sales. Light vehicle production declined by 4% as a global average.

Cash Flow



US$ (millions)
900
800
700
600
500
400
300
200
100
0
04
05
06
07
08
Cash flow, total
Cash flow, net after capex

Operations generated $614 million in cash and $335 million after capital expenditures of $279 million but before acquisitions of $49 million. Capital expenditures were $68 million less than depreciation and amortization of $347 million, after previous years' higher investments in low-cost countries.

Debt Maturity Profile



US$ (millions)
2,500
2,000
1,500
1,000
500
0
Unused long-term facilities ~ $0.7B
Cash ~ $0.5B
Net Debt ~ $1.2B
Debt Capacity
09[1]
10
11
12[2]
13
after 2013
Maturity

1) Includes capital markets maturities as well as local facilities of $127 million.
2) Includes $500 million utilized part of credit facility which has roll over in 2009

Including new financing of $250 million that the Company secured after the Lehman Brothers bankruptcy, Autoliv has $1.2 billion in cash and unsecured long-term credit facilities which should provide adequate headroom to cover expected negative cash flow in the beginning of 2009 and upcoming debt maturities.

Autoliv – Driven for Life

Autoliv has accounted for virtually all major technological breakthroughs in the occupant restraint industry over the last 20 years, and we are determined to remain in the forefront of development.


14
17
16
7
15
18
21
10
6
22
14
11
12
17
14
19
1
2
4
3

Seatbelt Systems

1 Modern *seatbelts* can reduce the overall risk of serious injuries in frontal crashes by as much as 60% thanks to two advanced seatbelt technologies: pretensioners and load limiters.

2 *Retractor and buckle pretensioners* tighten the belt at the onset of a frontal crash, using a small pyrotechnic charge. Slack is eliminated and the occupant is restrained as early as possible, thereby reducing the risk of rib fractures. The latest innovation is active seatbelts that, in addition to the pyrotechnical pretensioner, have an electrical motor that tightens the belt in hazardous situations before a crash, and then releases the webbing if the hazard is avoided.

3 In an accident, *load limiters* release some webbing in a controlled way to avoid the load on the occupant's chest from becoming too high.

When used in combination, pretensioners, load limiters, lap pretensioners and frontal airbags can reduce the risk for life-threatening head or chest injuries by 75% in frontal crashes.

4 *Lap pretensioners* further tighten the webbing to avoid sliding under the belt which improves lower leg protection and prevents abdominal injuries from a loose belt.

Airbags and Steering Wheel

5 *Curtain airbags* reduce the risk of life-threatening head injuries in side impacts by approximately 50% for occupants who are sitting on the side of the vehicle that is struck. Curtain airbags cover the whole upper side of the vehicle.

6 The *driver airbag* reduces fatalities in frontal crashes by approximately 25% (for belted drivers) and serious head injuries by over 60%.

7 The *passenger airbag* for the front-seat passenger reduces fatalities in frontal crashes by approximately 20% (for belted front-seat occupants).

Both the driver and the passenger airbags deploy in 50 milliseconds, half the time of the "blink of an eye", and can be "smart", e.g. the power of the airbags can be tuned to the severity of the crash, using adaptive output airbag inflators.

8 Regular one-chamber *side airbags* reduce the risk for chest injuries by approximately 25%. With dual-chamber side airbags, both the pelvis and the chest areas are protected which further reduces the risk of serious injuries in side-impact crashes.

9 *Rear side airbags* reduce injuries for rear occupants.

10 Modern *steering wheels* offer a variety of control switches and different designs. Some of our steering wheels have an integrated electrical motor that can vibrate the steering wheel thereby alerting the driver of a dangerous situation. To improve comfort, the steering wheel can have active heating or cooling. In 2008, we introduced a new plastic material for the steering wheel rim that is recyclable and more environmentally friendly.

11 *Knee airbags* significantly reduce the risk for injuries to the knee, thigh and hip. These injuries today represent 23% of the active-life years lost to injury in frontal crashes involving motor vehicles.

12 *Anti-sliding airbags* are installed in the seat cushion. In a crash the airbag raises the front end of the seat cushion to prevent the occupant from sliding under the seatbelt. This reduces significantly the risk for knee, thigh, and hip injuries for belted occupants. In addition, by keeping the occupant in an upright position the protection from the frontal airbags becomes more efficient.


5
8
9
14
20
12
17

(14) For controlling the deployment of the side airbags, vehicles have *satellite sensors* and often remote sensors for frontal airbags.

(15) *Connected Safety* consists of a telematics system with an automatic notification function. It calls an emergency center immediately after a serious accident even if the driver is unconscious. The European Commission has estimated that 5% of all fatalities caused by automobile accidents could be avoided through the use of automatic notification systems.

Pre-crash Systems

(16) The *safety and driver assist camera system* is based on one or two cameras mounted together. This vision system has a range of up to 100 meters and can be used for lane departure warning, adaptive cruise control, queue driving aid, collision mitigation by braking and speed sign recognition.

(17) *Short and medium range radar systems* for driver assist and safety applications such as blind spot detection, lane change assist, adaptive cruise control, collision mitigation by braking and side pre-crash sensing. The system can also be used for back-up and park assist functions. The radar system can detect other vehicles and objects up to 80 meters ahead of the vehicle even when driving in dense fog.

(18) *Night Vision system* displays an image of the road scene ahead. This makes driving at night easier and safer. The system is so sensitive to the infrared (IR) light emission from objects and living creatures that the driver can see in total darkness without any headlights or other illumination. To provide an extra margin of safety, the latest generation of the system also analyzes the scene content and vehicle dynamics to determine if a pedestrian is at risk of being hit by the vehicle. An alert is then sent to the driver to give him/her approximately four seconds to react.

Crash Electronics

(13) The *electronic control unit (ECU)* is the brain of the car's safety system. It decides not only if, but also exactly when, the seatbelt pretensioners should be triggered and each airbag protection system should be deployed. The ECU contains crash sensors and a microprocessor, as well as back-up electricity in the event the connection to the car battery is cut off in the crash. The ECU is located in the middle of the vehicle where it is well protected during a crash. Autoliv's latest ECU also contains sensors for the Electronic Stability Control (ESC) System (see page 16).

Other Important Products

(19) Anti-whiplash system based on a yieldable backrest that tilts in a controlled way in a rear-end collision, and thereby reduces the risk for neck injuries. (20) Foldable Integrated child seats mounted into the vehicle's seat. Pedestrian protection by (21) outside airbags or (22) hood-lifters.

Dear Shareholder,

First of all, I would like to extend a sincere "thank-you" to our employees for their continued support in ensuring quality, safety, and timely deliveries, as well as in executing our action program – all during a very challenging year.

In 2008, vehicle production dropped significantly, especially towards the end of the year. Credit markets dried up. Raw material prices skyrocketed. Some customers were on the verge of ceasing payments and one customer – Ssangyong in Korea – placed itself in court receivership immediately after the turn of the year.

In response to this unprecedented turmoil we:

- introduced an action program already in July. We saw early signs of a slowdown at the beginning of the summer. This led us to take assertive actions before many other companies.
- managed to raise $250 million in new medium-term credits after the bankruptcy of the Lehman Brothers and the ensuing credit crisis.
- conserved cash by reducing and then suspending dividends and the share repurchase program.

As a result, Autoliv has been able to preserve its strong financial position, which we believe is critical during the current challenging economic times.

Our actions also helped offset some of the negative effects from sharply declining light vehicle production and higher raw material inflation costs.

Rapid Response

In 2008, light vehicle production (LVP) dropped by 12% in North America and Western Europe combined where Autoliv generates more than 70% of sales. As a result, sales declined by 4%. Income was also negatively affected by higher raw materials and higher severance and restructuring costs than in 2007. All these events had a combined negative effect of more than $210 million. The peaking raw material prices also caused us to miss our target for direct material cost reductions (see graph page 9).

Due to these headwinds, we were forced to take several severe actions including headcount reductions of 14% or nearly 5,900 during the 2nd half of 2008 (see graph below). This swift adjustment was possible thanks to the flexibility created during many years of production moves to low-cost countries and by our strategy to have a relatively high portion of temporary workers and other non-fixed employees, especially in high-cost countries. These actions mitigated the decline in operating income by $196 million and enabled Autoliv to still report an operating profit of $306 million and an operating margin of 4.7%, including restructuring costs. Earnings per share was $2.28.

These results are not satisfactory to our standards, but better than most comparable companies and show that we are prepared and able to act fast and decisively when it is required.

Even after the substantial headcount reductions in 2008, 9% of our workforce or 3,300 people are temporary or other non-fixed employees. This will provide further flexibility during 2009.

Strong Cash Position

Another important strategy, especially in the midst of the credit crisis, has been cash generation and cash preservation. Operations generated $614 million in cash, the second best cash flow ever and well in line with our target (see page 9).

This strong cash flow was partially due to the fact that we reduced capital expenditures in response to lower light vehicle production. As a result, for 2008, capital expenditures were $68 million less than depreciation and amortization. We expect this difference to continue in 2009. The strong cash flow was also due to a reduction of working capital from 9.1% of sales at the end of 2007 to 8.0%, well below the cap of 10% in our policy. We also continued, with ample headroom, to be in compliance with our other two internal financial policies, leverage ratio and interest coverage (see page 9).

At the end of 2008, we had almost half a billion dollars in cash on hand compared to upcoming capital market debt maturities during 2009 of approximately $400 million (see graph on page 3). Therefore, we believe that our Company should be able to repay our debt even in the event that one of our major refinancing sources, i.e. the commercial paper market, may not be available.

In addition, we have a $600 million unutilized revolving credit facility that is available until November 2012 and more than $60 million in other facilities with shorter maturities, besides all over-

Move to Low Cost Countries


Headcount
45,000
35,000
31%
25,000
Low Cost Countries
55%
15,000
69%
High Cost Countries
45%
5,000
0
03
04
05
06
07
08

U.S. and Western Europe Light Vehicle sales since 1960


units (millions)
20
18
16
14
12
10
8
6
4
2
0
60 62 64 66 68 70 72 74 76 78 80 82 84 86 88 90 92 94 96 98 00 02 04 06 08
U.S.
Western Europe

drafts in our subsidiaries for their daily operations. Therefore, I think it is safe to say that Autoliv's current financial position is sound.

However, light vehicle production is expected to remain on a low level throughout 2009 and market interest rates could remain high, even if discount rates from central banks have been reduced and are likely to be reduced even more. Furthermore, most of the remaining cash outlays for the action program which we have provided for in 2008 will be realized during 2009. In addition, we entered 2009 with unusually low receivables due to the sharp sales decline in December 2008. Lastly, restructuring costs could turn out to reach the same level as in 2008, and the risk for customer and supplier defaults is not over yet. Hence, we believe it is prudent to preserve a strong cash position and have decided to suspend the quarterly dividend in addition to the suspension of share repurchases and the other cash-improving measures already implemented.

"Small Car Project"

The trend in auto sales goes clearly towards smaller and more fuel-efficient vehicles. However, small cars have at least twice the fatality rates of larger vehicles, according to field data from both the U.S. and Western Europe.

To offset this disadvantage that small cars have – "by law of physics" – they need more safety systems than bigger vehicles. However, today it is the other way around: the safety content in small car (the A and B segments of the market) is often half of the value in the middle and higher segments (C to F), and, for instance, in India, the average safety value per vehicle is only one tenth of the safest vehicles in Western Europe.

This will have negative implications not only on traffic fatalities and injuries, which is the most serious drawback, but it also makes it difficult for Autoliv to grow organic sales faster than global light vehicle production. In 2008, this was the main reason why we did not reach our target to outperform

Return to Shareholders



Returns
US$ (millions)
Yield
%
600
500
400
300
200
100
0
12
10
8
6
4
2
0
04
05
06
07
08
Net Cash before Financing
Yield
Return to Shareholders



President's Letter



the global occupant restraint market which declined by 7%, while our organic sales declined by 10% (see graph on page 9).

For these reasons and to save natural resources and make vehicles more environmentally friendly, we have decided to step up our research and development budget for "small car projects" by 30%. I think it is a sign of strength that our Company is able to do this in the midst of the worst challenges facing the automotive industry since the 1930's.

We have already several products that could be especially efficient in small cars, for instance, knee airbags, active seatbelts (see page 16) and even radar thanks to our recent acquisition of Tyco's automotive radar business (see page 16). Radar, stereoscopic camera systems, night vision and other pre-crash sensing systems can provide "virtual crash zones" that compensate for the shorter physical crash zones of small vehicles. We now need to promote these products and supplement them with new products from our research and development as described on page 17.

Outlook

This year is likely to become even tougher than last year, because LVP during the first nine months of 2009 is predicted to be much lower than during the same periods of 2008 when the credit crunch had not yet really hit the market. LVP in Western Europe and North America, where Autoliv generates more than 70% of sales, is currently expected to drop by 23% and 27%, respectively, as averages for the year, but our customers keep adjusting their production schedules.

The negative implications this will have on margins should, to some degree, be offset by falling raw material prices and our own purchasing actions. However, virtually none of this benefit is expected to materialize before summer. During 2009, Autoliv should also benefit from our cost-saving actions taken already in 2008. There could also be substantial restructuring actions and costs during 2009, possibly in the same magnitude as in 2008.

In conclusion, we expect 2009 to start on a very weak note when cash flow will be negative given the reasons above, also (see page 40).

Consequently, Autoliv's financial position and especially our Company's cash position will be an important asset awaiting the recovery of the automotive industry, which always has and always will be very cyclical.

Yours sincerely,

Jan Carlson
Stockholm, Sweden, February 22, 2009

Earnings per Share


US$
6
5
4
3
2
1
0
04
05
06
07
08
Earnings per share

Autoliv's Targets

LONG TERM TARGETS	DESCRIPTION	PERFORMANCE IN 2008
Operating Cash Flow Exceed $500 million per year on average over a business cycle.	Operating cash flow is, long-term, the principal source for anticipated working capital requirements, capital expenditures, strategic acquisitions, share repurchases and dividend payments.	TARGET >$500 M $614 M
Operating Working Capital Less than 10% of last 12-month net sales. Definition on page 31 (Non-U.S. GAAP measure)	Due to the need to optimize cash generation to create value for shareholders, management focuses on operationally derived working capital.	8.0% TARGET <10%
Leverage Ratio Significantly below 3.0 times. Definition on page 40 (Non-U.S. GAAP measure) **Interest Coverage Ratio** Significantly above 2.75 times. Definition on page 40 (Non-U.S. GAAP measure)	To manage the inherent risks and cyclicality in the Company's business, we maintain a relatively conservative financial leverage. Higher leverage can improve the potential for incremental shareholder value by seeking to grow earnings per share (EPS) faster than operating income. However, this has to be measured against the need to ensure financial stability in the cyclical automotive industry.	TARGET <3.0 2.0 TARGET >2.75 5.5
Labor Productivity At least 5% per year.	Labor productivity is measured as a reduction of labor minutes per unit (LMPU) in percentage points. It is used by management to monitor continuous improvement activities. Improved productivity can be achieved not only at the production line but also by better product design and production equipment.	TARGET >5.0% 5.7%
Organic Growth Exceed underlying occupant safety market. Definition on page 31 (Non-U.S. GAAP measure)	More than 80% of the Company's sales are generated in currencies other than the reporting currency (i.e. U.S. dollars) and since the Company has historically made several acquisitions and divestitures, we analyze the sales performance as changes in "organic sales".	-10% TARGET >-7%
Direct Material Cost Reduction More than 3% per year	To keep and to seek to improve current margins, direct material cost must be reduced in line with or by more than the price reductions on our market.	2.6% TARGET >3.0%

Our Strategies









We have developed a series of strategies related to Customers, Technology, Cost Control, Employees, Society and Shareholders. By applying these strategies, together with a conservative financial strategy, we lay the foundation for long-term growth and financial stability while providing competitive shareholder returns.

Customers

Diversified Customer Base

Highest-Value System Solutions

p. 12–14

Technology

Technological Leadership

Complete System Capabilities

Enhanced Safety for Small Vehicles

p. 15–17

Cost Control

Efficient Manufacturing and Purchasing

Quality Excellence

p. 18–19

Our Vision

To substantially reduce traffic accidents, fatalities and injuries.

Our Mission

To create, manufacture and sell state-of-the-art automotive safety systems.

Our Values

We have a passion for saving lives, and we are dedicated to creating satisfaction for our customers and the driving public. We are committed to the development of our associates' skills, knowledge and creative potential, and we are driven for innovation and continuous improvement. We adhere to the highest level of ethical and social behavior. These core values of our company are global, and are applied and executed locally.

Employees

Dedicated and Motivated Employees

p. 20–21

Society

Social Responsibility

Sustainable Development

p. 22–23

Shareholders

Value Creating Cash Flow

Share Performance

p. 24–27

Diversified Customer Base

With operations in 31 countries and one of the broadest customer bases of any automotive supplier, Autoliv has a strong foundation for both the present market turmoil and long-term growth.

Autoliv's market, which is the global automotive occupant restraint market, is driven both by global light vehicle production[1] and safety content per vehicle. Since 1997 when the current Autoliv company was formed, these growth drivers have expanded the market at an annual average growth rate of 2% and 3%, respectively, to $18 billion in 2008 (see graphs on page 14).

Currently, the market is primarily driven by higher penetration rates for side curtain airbags. During 2008, this drove especially the Japanese market.

It is therefore important to have resources in the right markets and with the right customers, i.e. the fastest growing markets and customers.

According to industry forecasting institutes global light vehicle production is expected to grow the market by 3% per year through 2011. This includes an anticipated decline in 2009 of 14%. South America and Asia Pacific are expected to account for a large portion of the anticipated increase in global light vehicle production.

Volume Effects from Vehicles Production in Emerging Markets

Although the safety content in mature markets is expected to increase, we estimate that the global average safety content per vehicle will remain almost unchanged at approximately $275 during the next three-year period 2009-11.

This is due to the dilutive effect of an increasing number of low-end vehicles with low safety content, primarily for emerging markets in Eastern Europe and Asia. For instance, the safety content in India is, presently, less than one fifth of the average safety value per vehicle in North America or Western Europe.

However, also in the emerging markets, the safety content of individual vehicle models is increasing with more or less every new model that is launched. China, for instance, introduced a crash-test rating program in 2006, similar to the Euro NCAP and Brazil has plans to make frontal airbags mandatory. Consequently, we expect the market to continue to grow long term, but not without cyclical fluctuations.

Global Presence a Necessity

The strong trends in the emerging markets make global presence almost a necessity for the success of an automotive safety company, whether it is a matter of supporting Western or Japanese customers expanding in emerging markets or establishing new business relationships with the local vehicle manufacturers in these developing markets.

In this regard, Autoliv is especially well positioned with manufacturing facilities in all major vehicle producing countries in Asia Pacific and Eastern Europe, and with technical and/or engineering centers in China, India, Korea, Romania and Turkey (see page 70).

Diversified Customer Mix

Our strong global presence also contributes to achieving a more diversified customer mix. This is evidenced by, for instance, Autoliv's growing order intake from Chery, Great Wall and other local Chinese vehicle manufacturers.

The same trend goes for all Asian OEMs. As a result, the Asian vehicle manufacturers now account for 29% of Autoliv's sales globally compared to 20% in 1997. Honda and Hyundai-KIA have become our fastest growing customers.

Autoliv's earlier relatively high dependence on Ford, General Motors and Chrysler has declined, particularly in North America. These customers accounted globally for 26% of our consolidated sales in 2008 (and for 22% excluding Volvo) compared to 42% in 1997 (and their North American businesses for 12% in 2008 of our total global sales compared to close to 24% in 1997). This evolution is partly a reflection of the fact that their share of the global light vehicle production has declined from 33% in 1997 to 21% in 2008.

The fact that premium vehicles are especially important for Autoliv is evidenced by Volvo and BMW which account for 0.6% and 2.2%, respectively of the global vehicle production but for 4% and 6%, respectively, of our sales.

Sales by Customer Group


Share %
100
80
60
40
20
0
1997
2003
2008
Japanese and Asian OEMs
European and Other
"Detroit 3" North America

Sales by Customer


2008
Renault/Nissan 13%
Ford 8%/Volvo 4%
Volkswagen 11%
GM 10%
Peugeot Citroën 8%
Toyota 6%
BMW 6%
Honda 6%
Daimler 5%
Hyundai/Kia 4%
Chrysler 4%
Other 15%
2008
1997

1) Light motor vehicles (i.e. with a weight of less than 6 tons) are by far, the most important market for Autoliv's products. Heavy trucks have seatbelts but rarely airbags. In addition, there were 66 million light vehicles produced in 2008, but less than 2 million heavy trucks.

Autoliv in the World



Share of	North America	Europe	Japan	Rest of the World
Global restraint market	24%	40%	18%	18%
Autoliv's sales	24%	53%	11%	12%
Autoliv's headcount	25%	45%	5%	25%
Light vehicle production	19%	32%	16%	33%

Change in Competition

The growth in emerging markets and the slowdown of growth in Western Europe and North America are also changing the competitive landscape in our industry. Generally, Autoliv's major competitors are TRW and Takata which each account for approximately one fifth of the global automotive occupant restraint market, while Autoliv accounts for more than one third of the market.

TRW is an American company, listed on the New York Stock Exchange, with strong market positions in North America and Western Europe.

Takata is a family dominated company with 25% of its shares listed on the Tokyo Stock Exchange. Takata is strong in North America and its domestic market in Japan.

In North America, there are also two smaller competitors: Delphi and KSS. Consequently, both the North American and the Western European markets are relatively well consolidated.

However, in Japan, Korea and China there are a number of local manufacturers that often have close ties with the domestic vehicle manufacturers in these countries. Toyota, for instance, has in-house suppliers for seatbelts, airbags and steering wheels that receive the majority of the Toyota business in Japan for these products. Consequently, these safety product suppliers are often the toughest competitors in these markets.

However, as vehicle manufacturers increasingly compete with safer vehicles, export them and eventually set up global manufacturing, they often want to increase their business with companies like Autoliv with superior global presence and technological leadership.

Our traditional customers are also increasingly turning to global contracts rather than regional contracts as before. Consequently, we believe these trends in the vehicle industry tend to strengthen Autoliv's competitive position long-term.

Growing Market Share



%
35
30
25
20
15
10
5
0
Autoliv
TRW
Takata
Others
1997
2008

Superior Global Presence

	Autoliv SB	Autoliv AB	Autoliv SW	Autoliv EL	TRW SB	TRW AB	TRW SW	TRW EL	TAKATA SB	TAKATA AB	TAKATA SW	TAKATA EL
North America	●	●	●	●	●	●	●	●	●	●	●	●
Europe	●	●	●	●	●	●	●	●	●	●	●	●
Japan	●	●	●	●					●	●	●	●
Asia other	●	●	●	●	●	●	●		●	●	●	
South America	●	●	●		●	●	●	●	●	●	●	

SB = Seatbelts, AB = Airbags, SW = Steering wheels, EL = Safety electronics

Highest-Value System Solutions

Providing our customers with the highest-value system solutions means delivering the most advanced products with flawless quality (see page 19) and low environmental impact (page 23) at competitive prices.

Safety – A Sales Driver for Our Customers

Safety, together with low fuel consumption, is one of the strongest sales drivers for new cars. In virtually all inquiries about what consumers want in their next vehicle, new safety products rank very high or at the top of their priority lists.

By staying at the forefront of technology, crash-testing more vehicles than any other safety company and working as a development partner for new vehicles, Autoliv has not only assisted vehicle manufacturers in meeting these evolving safety trends but also enabled them to capitalize on our experience to become the leaders of several safety trends. Over the years, we have contributed to:



- Volvo becoming the first company in the world to introduce side airbags (in 1994).
- KIA becoming the first company with knee airbags (in 1995).
- BMW becoming the first company with side airbags for head protection (in 1997).
- Volvo and Mercedes becoming the first companies with side curtain airbags (in 1998).
- Renault becoming the first company to receive the highest rating (i.e. five stars) in EuroNCAP's crash tests (the Laguna in 2002).
- BMW becoming the first company with seatbelts with adaptive load limiters (in 2002).
- Jaguar becoming the first company with a pedestrian protection pop-up hood (in 2005).
- BMW becoming the first company with a night vision system with pedestrian detection and warning (in 2008).
- Renault Megane becoming the first modern car with a recyclable thermoplastic steering wheel (in 2008).

Higher Safety Value per Vehicle

By continuously developing new higher value solutions, we can increase the average safety content per vehicle and thereby grow the automotive safety market and our company faster than the underlying light vehicle production. Consequently Autoliv's sales have increased at an average annual rate of 6% since 1997 compared to 5% for our market and 2% for light vehicle production.

Market by Product Line

Autoliv's superior growth is partly a reflection of the fact that curtain airbags and other side airbags, where Autoliv commands a market share of approximately 40%, are the fastest growing product lines in the market (see graph). These products now account for 28% of the $18 billion global occupant restraint market.

Additionally, Autoliv has been at the technological forefront for seatbelts by introducing pretensioners and load limiters. As a result of this and our global presence, we now have approximately 40% of the global seatbelt market which accounts for 28% of the global market.

The market value for frontal airbags has, on the other hand, remained at around $5 billion during the last five years despite increasing volumes. The stagnation is a reflection of pricing pressure. For Autoliv, these products represent less than 20% of 2008 revenues.

Safety electronics have grown in line with the general market and continue to account for close to 20% of the market. However, in this product line, Autoliv has more than doubled its market share to 18% in 2008 from 8% in 1997. This has been achieved both through a major acquisition of Visteon Restraints Electronics and by customers taking full advantage of our highest-value safety system solutions by sourcing electronics and airbags from the same supplier.

Average Safety Value per Vehicle[1)]


US$
350
300
250
200
150
100
50
0
97 98 99 00 01 02 03 04 05 06 07 08
Europe
N. America
Japan
RoW
Global average

1) Not adjusted for currency rate fluctuations

Safety Market by Product Line


US$ (billions)
20
16
12
8
4
0
97
01
04
08
Seatbelts
Side airbags
Frontal airbags
Electronics

Technological Leadership

In our quest to reduce traffic accidents, fatalities and injuries, Autoliv continues to research automotive safety problems beyond the existing regulatory and rating requirements around the world. These initiatives allow us to sustain our technical leadership position.



Curtain airbags make up the fastest growing product segment on the market. They can reduce the risk of fatal head injuries by as much as 50%.

Strong Position in Patents

Our commitment to technological leadership is evidenced by our strong position in patent statistics. According to the latest year with official statistics, i.e. 2005, Autoliv accounted for 4% of all new automotive safety filings, and for 7% of all subsequent filings. Subsequent filings are a good indication of the patents' quality since it means that the patent owner has deemed it worthwhile to seek a broader market protection.

Autoliv holds more than 4,800 patents covering a wide range of innovations and products in automotive safety and key technologies.

Global Technical Presence

With our eleven technical centers worldwide we have one of the best global footprints in the industry to support our customers' development of new vehicles.

We are also the only safety supplier with dedicated resources for crash testing of complete vehicles rather than just vehicle bodies in sled tests. Autoliv has eight crash tracks for full-scale tests (in Australia, France, Germany, Japan, Spain, Sweden and the U.S.). The experience our experts gather from these full scale tests gives Autoliv a unique capability to work as a "safety consultant" to develop partnerships with the vehicle manufacturers.

Corporate research is conducted by some 30 technical specialists at our Swedish safety center, while most of the corporate development projects are assigned to our technical centers in France, Germany, Japan, Sweden and the U.S. Application engineering projects are completed locally in each major subsidiary.

In 2008, Autoliv started the construction of a new larger technical center in Shanghai, China. This facility is expected to be completed by early 2009 and will eventually host over 200 engineers.

In total, we have 4,000 engineers and related support people in R,D&E. This corresponds to more than 10% of total headcount.

Investment in R, D & E

During 2008, gross expenditures for Research, Development and Application Engineering (R,D&E) amounted to $513 million which corresponds to 7.9% of sales, compared to 7.6% in 2007 and 8.2% in 2006 (see graph).

Of the amounts, $146 million in 2008, $116 million in 2007 and $106 million in 2006 were related to customer-funded engineering projects and crash tests.

Net of this income, R,D&E expenditures declined by 7% to $367 million compared to $396 million in 2007, and declined slightly to 5.7%, in relation to sales, from 5.8% in 2007.

Of the $367 million in 2008, 80% was for projects and programs for which we have customer orders, typically related to vehicle models in development. The remaining 20% is not only for completely new innovations but also for improvement of existing products, standardization and cost reduction projects.

In 2008, we started a series of R&D projects to support our customers' efforts to make small cars as safe as bigger ones (see page 17).

Investments R, D & E


US$ (millions)
%
550
500
450
400
350
300
250
200
150
100
50
0
10
8
6
4
2
0
04
05
06
07
08
Gross
Net
% of sales, gross
% of sales, net

Today's Best Growth Driver

The curtain airbag for head protection in side impacts is the fastest growing product on the market. One reason for this strong demand is the fact that these airbags will be mandated by a new federal law for all new light vehicles sold in the United States. The regulation will be phased in during a three-year period starting in 2010.

Curtain airbags are approximately twice as efficient in side impacts as frontal airbags are in frontal crashes. As a result, there is a strong market demand for these products not only in the U.S., but all over the world.

Product with Long-term Potential

Market demand for knee airbags is growing due to new crash-test requirements and the fact that lower leg injuries are receiving much more attention now as more people survive frontal crashes thanks to airbags and seatbelts.



Knee airbags can help prevent long-term disabling injuries which is very important for the increasing number of occupants now surviving crashes.

Complete System Capabilities

Autoliv is now looking to further reduce accidents, injuries and fatalities by developing new and complementary active safety products and systems. As a market leader in airbags and seatbelts, we have a competitive edge when integrating such passive safety technologies with active technologies into complete safety systems.

Integration of Electronics

In 2008, Autoliv became the first company in the world to produce an airbag electronic control unit (ECU) with integrated stability control sensing (ESC). By integrating such sensing features, our customer estimates that they will save almost 50% of the cost for one of these control units. As a result, we have received additional contracts. Since Autoliv was not previously producing any products for the ESC market, our sales will increase due to the higher value provided by integrating ESC sensors into our airbag ECU.

This could be a first step in a radical redesign of electronic safety control architecture in vehicles. Over time, we expect that an increasing number of safety functions will be migrated into the airbag ECU from other ECUs, making more electronic components redundant and providing additional savings for the vehicle manufacturers and more sales for Autoliv.

Active Safety Systems

Thanks to passive safety systems such as seatbelt pretensioners and airbags, vehicle safety has substantially improved over the recent decades. The next step to further reduce road traffic accidents could be active safety and driver assistance systems based on infrared sensors, radars or vision systems. We now have business or firm contracts for all three of these sensor technologies.

Night Vision

Studies have shown that the risk for fatal pedestrian accidents is almost four times higher at night than during the day. Our Night Vision system, first introduced in 2005, displays an image of the road scene ahead. The system is sensitive to the infrared (IR) light (i.e. heat emission) from objects and living beings. The driver's field of vision is therefore not dependent on or limited to the beam of the headlights.

The second generation Night Vision, launched in 2008, can detect pedestrians up to two times further than the typical headlight range. The system analyzes the scene content and vehicle dynamics to determine if a pedestrian is at risk of being hit by the vehicle. The driver is then alerted to give him or her approximately four seconds to react and avoid an accident.

Radar

Autoliv's short and medium range radar system provides all-weather object detection and tracking to improve safety and to provide assistance to the driver. For instance, the radar could be used for blind spot detection, lane change assist, adaptive cruise control, collision mitigation by braking as well as for back-up and park assist functions. The radar could also provide front and side pre-crash sensing that scans up to 30 meters around the vehicle to provide an advanced warning of an imminent collision. This additional time could be used to prime airbags, active seatbelts (see below) or for other injury mitigation strategies. Autoliv is already in production with radar sensors for eight vehicles and three different customers (and has additional contracts for two new customers that will go into production within the next few years).

Vision systems

Using one or two forward-looking cameras, Autoliv's vision system is continuously checking the road ahead for visible and potentially dangerous objects.

Vision systems can also be used for many driver-assist systems such as lane change assist and parking aid and are less expensive than infrared systems and radars (but are more affected by weather and require daylight conditions). The functionality of the system is illustrated to the right. Production is estimated to start in 2011.

Active Seatbelts

An example of our capability to integrate airbags and seatbelts with new active safety technologies is active seatbelts. These seatbelts make use of the information available in active safety systems such as radar, cameras and/or the electronic stability control (ESC) system to warn and restrain the occupant.

An active seatbelt has an electrically driven pretensioner that tightens the belt as a precaution in hazardous situations. The belt system then releases some webbing if the driver manages to avoid the traffic hazard. This function could also be used to warn the driver by letting the pretensioner vibrate the seatbelt webbing.

Already, Autoliv delivers active seatbelts to four premium brand vehicle models for three different customers.

VISION CAMERA APPLICATIONS



Speed Sign Recognition



Collision Mitigation



Pedestrian Detection



Road Lane Departure



Forward Collision Warning



High-Beam, Low-Beam, automatic light

Enhanced Safety for Small Vehicles

With the increasing demand for lower CO_2 emissions and improved fuel economy, smaller and lighter vehicle designs are becoming increasingly more important to our customers and the car buying public.





Field data from both the U.S. and Western Europe indicate that small cars have at least twice the fatality rate of large cars. Consequently, there is a risk that the current vehicle consumer trend could result in a reversal in the automotive safety improvements achieved over the past 20 years. In order to prevent this from happening, we now devote approximately 30% of Autoliv's research budget to enhancing the safety of small vehicles for both the traditional and emerging markets.

"Virtual Crash Zone"

Today, it can be very difficult to manage the shorter "crush zones" of small vehicles. However, by using our 24GHz radar this deficiency could be overcome, especially if the radar is combined with active seatbelts, pre-crash airbags and active vehicle structures. By using powerful gas generators from airbags, active structures could stiffen those parts of the vehicle body that are hit in a crash and prevent the occupant compartment from collapsing. Active structures could also be used to distribute the crash forces in a more efficient manner, thereby lowering the crash load on the occupants.

More Airbags Needed

If there is less space for the occupants as in a small vehicle, the risk for injuries to the vehicle occupants increases. Consequently, there is an evident need for products such as knee airbags.

Also, the risk of an occupant hitting one of the front-window pillars in offset front crashes is higher in smaller vehicles than larger vehicles. This is due to the lower weight of smaller vehicles which makes them rotate more easily and faster when only one of their front corners is engaged in the crash. To reduce this risk, we have developed "super-coupling" airbags that "catch" the occupant more efficiently than traditional airbags. We are also exploring a new improved "anti-rotation" seatbelt system for the occupants.

Smaller, Lighter and Safer

In 2008, Autoliv introduced two unique airbags that offer significant (up to 60%) weight reductions over existing designs. In our new "lightpack" passenger airbag, the metal or plastic container that houses the airbag components has been replaced with a lighter sewn textile container. Our new anti-sliding airbag design also replaces metal components with textiles. In addition, by utilizing our latest airbag inflator design, side curtains can be made smaller and 5% lighter.

Efficient Manufacturing and Purchasing

Through our effective total cost management in manufacturing and purchasing we create customer and shareholder value.

Targets

Our main targets for cost efficiency are to:

- Reduce direct material costs at the same rate as our market prices decline, i.e. by at least 3% annually.
- Consolidate 90% of purchased components to our long-term strategic suppliers and 50% to low-cost countries (LCC) before 2010.
- Move manufacturing to LCC at a rate of 1,000 jobs per year.
- Improve labor productivity by at least 5% per year.

Reduce Impact of Raw Material Prices

Approximately half of our revenues are spent on direct materials (DM) from external suppliers (see graph). The raw material content in these components currently represents approximately 42% of the direct material cost, while the other 58% represents the value added by our supply base (for more details on dependence on raw materials and components, see page 37).

The raw material value portion in our costs for components has increased from 16% of net sales in 2004 to 22% in 2008, primarily due to increasing raw material prices. Even if these prices start to drop, this percentage is likely to remain on a relatively high level due to shifts in our purchasing mix. By shifting sourcing of components to LCC, we reduce labor and the cost for the value-added by our suppliers, but the raw material cost is unaffected by these shifts since raw material prices are global. Our strategy to consolidate purchasing volumes to fewer suppliers has a similar effect on this ratio since it affects the value-added portion of component costs but not the raw material portion since these prices are set at a global market that neither Autoliv nor our suppliers can impact.

The most efficient cost-reduction method is replacing existing designs and components with new, standardized and more cost-efficient ones. We particularly focus on reducing material content. For instance, our latest passenger airbag, which was introduced in 2008, has 25% less weight than the previous product generation which, in turn, was 30% lighter than its predecessor.

Fewer components also simplify the manufacturing and purchasing process, thereby reducing costs even more.

Supplier Consolidation

Another tool aimed at reducing direct material cost is our strategy to consolidate purchases to fewer suppliers in order to give them higher volumes, thereby helping them reduce costs as well as their prices to us.

In 2004, when this strategy was adopted, 35% of our component sourcing was with the long-term strategic suppliers. At the end of 2008, this ratio had been increased to 70%. Our target is to reach at least 90% before the end of 2010.

Sourcing in Low-Cost Countries

We are also actively increasing our level of component sourcing in LCC. During 2008, sourcing in these countries rose as a portion of total direct material costs by 10 percentage points to nearly 40% from less than 15% in 2004 when this program was initiated. Our target is to reach 50% before 2010 and reach towards 60% before 2011.

Through the above-mentioned strategies we have met our direct material cost reduction target of at least 3% since 1997, except in 2005 and in 2008 when, in particular, steel prices sky-rocketed. We estimate the reduction in 2008 to have been 0.4 percentage points below our target but almost 1.4 percentage points above the target excluding raw material prices. In 2009, we expect to exceed our target thanks to the reversal in raw material price trends.

Productivity Improvements

The second most important cost is wages, salaries and other labor costs. These costs correspond to a quarter of our net sales.

LCC also offer attractive savings possibilities for these costs. In addition, by moving and building capacity in emerging markets in Eastern Europe and Asia Pacific, Autoliv becomes well-positioned to take advantage of growth opportunities in these markets.

During 2008, headcount in HCC was reduced by 3,400, and headcount in LCC by 1,200 to 55% of total headcount, compared to only 29% five years ago (see graph on page 6).

Through automation of our manufacturing processes, we can also achieve productivity improvements in HCC and thereby continue to support our customers with manufacturing close to their assembly plants in North America, Western Europe and Japan.

Thanks to these measures, we have met our target to improve direct labor productivity (measured as a reduction of labor minutes per unit) by at least 5% per year. In 2008, the improvement was 5.7% (see graph) despite the sharp drop in LVP.

Cost Breakdown



%
100
80
60
40
20
0
2004
2005
2006
2007
2008
26%
52%
DM, raw materials
Indirect Labor
DM, value added
EBIT
Direct Labor
Other Costs

Productivity Improvement



Productivity Improvements[1]
%
8
7
6
5
4
3
2
1
0
6.2%
7.2%
7.9%
7.2%
5.7%
04
05
06
07
08
Target
Actual

1) Measured as reduction in LMPU (Labor Minutes/Produced Unit)

Quality Excellence

Quality excellence is a key to our financial performance, since it is critical for winning new orders and it affects our scrap rates and therefore our profitability and cash flow.

Our products never get a second chance. Superior quality is therefore a "must" for a reliable, world-class supplier of safety systems. We must always deliver flawless products and still meet the tough price conditions in the automotive industry.

Zero Defect Principle

In this pursuit of excellence we have, for many years, applied a zero defect principle that emphasizes proactive methods aimed at eliminating root causes, rather than screening out non-conforming products at the end of the manufacturing line (see illustration below).

- Autoliv's Product Development System (APDS) ensures that all new products pass five mandatory checkpoints: 1) project planning, 2) concept definition, 3) product and process development, 4) product and process validation, and 5) product launch. In this way, we proactively prevent problems and ensure we deliver only the best designs to the market.
- Autoliv's Supplier Manual (ASM) focuses on preventing bad parts from entering our plants, and helps eliminate bad intermediate products as early as possible in our assembly lines.
- Equally important is the training of our employees. Through the Autoliv Production System (APS), emphasis is placed on ensuring that all Autoliv associates are aware of and understand the critical connection between themselves and our lifesaving products.
- Through the Autoliv Quality System (AQS) we equip manufacturing lines with sensors, cameras and other instruments, at selected critical stations, for detecting errors as early as possible, and ultimately for preventing us from shipping bad products.

We also maintain an advanced product traceability system capable of tracing a product down to a specific vehicle provided the vehicle manufacturer has an equally efficient traceability system.

This increases the confidence people place in our safety systems and contributes positively to our net sales.

Flawless Products and Deliveries

We register all customer deviations and include them in our quality measure. Reported quality deviations very rarely affect the performance of our products. Virtually all deviations are, instead, due to other requirements, such as flawless labeling, precise delivery of the right parts at the right moment, as well as correct color nuance and surface texture on steering wheels and other products where the look and feel is important to the car buyer.

All deviations are registered in our quality measure PPM (parts per million). Our target is zero PPM, in accordance with the zero defect principle. Over the last five-year period, we have successfully reduced our PPM levels by a factor of six (see graph above).

Customer Reject Index


Index (00-04=1.0)
1.0
0.8
0.6
0.4
0.2
0.0
00-04
05
06
07
08

ISO Certifications

At the end of 2008, all of Autoliv's manufacturing facilities were certified to the automotive quality standard ISO/TS 16949.

Eliminate bad designs → Eliminate bad components → Eliminate bad manufacturing → Eliminate non-conforming products



Autoliv Product Development System (APDS)



Autoliv Supplier Manual (ASM)



Autoliv Production System (APS)



Autoliv Quality System (AQS)

ZERO DEFECTS

Dedicated and Motivated Employees

Our people are the foundation of our success. To find, develop and retain people with the right skills and talents for the right positions is therefore a top priority for us. Consequently, our Human Resource activities contribute to our Company's overall long-term profitability.

Attracting and Promoting People

The Company's principal assets – talented people – do not appear on the balance sheet. The creativity and ingenuity of our employees is critical to our Company's success.

Autoliv is therefore committed to be an employer of choice. We provide challenging high-tech career opportunities in an international environment while contributing to saving lives and preventing injuries.

In addition to external recruiting, we have a system of identifying and promoting internal candidates including our vast pool of temporaries. We also have close cooperation with universities providing opportunities to recruit the right specialists. By balancing external and internal recruitment, we have maintained a healthy mix of new talent and long-term experience in our industry.

Developing People

We are convinced that people – on all levels in a company – want to do their best and have "untapped" potential that could – and should – be realized and further developed. By providing opportunities and encouraging our employees to grow, we also grow our business. Consequently, we are committed to continually developing their skills, knowledge and talents. All of our training and development programs are aimed at enhancing mobility, flexibility and diversity to strengthen our Company's competitive position in a rapidly changing, challenging and increasingly global business. We place special priorities on selecting talented female professionals for our training programs to achieve balance and diversity in our workforce and management.

For all senior and mid-level managers, we have a corporate succession planning program, which is monitored by our Board of Directors. During 2008, we successfully identified a substantial number of high-potential employees, including some who could qualify as successors for senior positions.

The Company has several leadership training programs, all based on our five leadership behaviors (see chart). During 2008, we launched two new global programs customized to meet the needs of our global specialists and global project leaders.

Better utilization of internal trainers helped us to substantially reduce training expenses and still maintain a high level of activity and quality.

We continued offering employees international assignments and during the year we had some 200 expatriates across the globe.

Retaining People

There are many factors that contribute to whether an employee chooses to remain with their current employer. Financial compensation is a key factor for retaining the right people in every company. At Autoliv, we use the international IPE benchmark system for most manager positions globally. This ensures that our remuneration packages are competitive and comparable to similar positions in other companies.

Another important factor is the opportunity for career and personal development. We therefore place an emphasis on internal recruitment and training programs. We strongly promote equal opportunity in the workplace by offering open job positions to the best candidates irrespective of, for instance, age, gender, and race. Thanks to our comprehensive research and development resources, technological leadership and our advanced manufacturing processes, we can also offer many interesting and meaningful job duties for highly qualified professionals. Our close relationship with leading vehicle companies and our global presence also makes Autoliv an attractive employer and helps retaining people.

It is important to not only focus on retaining managers. Rather, it is important that all of our employees understand that they are contributing to our Company's success. That is why Employee Involvement is one "main-pillar" in the Autoliv Production System (APS) and why we encourage employees to submit proposals for our continuous improvement activities (see graph). This is

Training Days


Days per employee
8
6
4
2
0
04
05
06
07
08
Average per employee and year

Innovative Associates


Index (2004=100)
300
200
100
0
04
05
06
07
08
Average proposals per associate


LEADING PERFORMANCE
LEADING CHANGE
LEADING PEOPLE
LEADING TEAMS
LEADING CULTURE
DEVELOPMENT & RESULTS







also why feedback is continuously provided to our employees of key performance indicators (KPI) and shown at each assembly line, office and warehouse, etc. All of these measures foster a culture of trust, creativity, teamwork and accountability, which is highly motivating. This has also made it possible for us to exceed, during many years, our productivity target of at least 5% per year (see page 18).

For our employees it is also highly motivating that they are contributing to saving more than 20,000 lives annually and preventing ten times as many severe injuries.

Health and Safety

Another important factor for retaining people is their health and well-being. We have therefore placed the injury levels in our plants at the top of our list of key performance indicators. We also closely monitor absenteeism levels (see graphs). Even if our injury levels are extremely low (see graph), we have not yet reached our target of zero injuries. Consequently, we are continuously seeking new ways to reduce the levels. For instance, we try to design our machines to better match the body's natural movements, eliminate repetitive motions, reduce weight of materials, and eliminate awkward postures. In 2008, our leadership in this area was recognized when Autoliv was selected to participate in a prestigious study on ergonomics sponsored by the U.S. government.

Our general policy on Workplace Health and Safety is part of our global ethical code. Compliance guidance is also global, while the implementation of the policy is a local responsibility for each facility. This makes it possible to adapt the policy to various national regulatory frameworks.

Current Challenges

The economic downturn had a sweeping impact on the automotive industry in 2008, causing our customers to substantially lower their production volume. Autoliv was forced to rapidly realign capacity. As a result, headcount has been reduced by almost 6,000 associates since July. The reductions were made across the board, affecting all regions, countries and functions.

From past experience our employees know that the automotive industry is cyclical, and that the more vehicle sales drop, the stronger the recovery will be. They also know that a rapid realignment to lower volumes is necessary to save costs; both to enable us to endure the recession and also to have the financial strength to continue to invest for the future, for instance, in small car safety solutions and environmentally compatible technologies. This should ensure that our Company comes out of the recession stronger than our competitors which is another driving and motivating factor for our employees.

Employees by Age Group


%
12
10
8
6
4
2
0
<20
20-25
26-30
31-35
36-40
41-45
46-50
51-55
56-60
>60
Men
Women

Number of Injuries


Injuries per 200,000 work hours[1]
5
4
3
2
1
0
04
05
06
07
08

[1] Reportable standard under the U.S. Occupational Safety and Health Administration (OSHA)

Absenteeism


%
8
7
6
5
4
3
2
1
0
04
05
06
07
08
Autoliv's European average
Autoliv's global average

Social Responsibility

For a company that makes products that save lives and reduce traffic injuries, Corporate Social Responsibility (CSR) is not new. It has been our core business for more than 50 years.

Every year, our products save 20,000 lives and help prevent at least ten times as many severe injuries and save tens of billions of dollars for societies. This is the most important contribution from Autoliv to CSR.

We also assume social responsibility in several other ways, for instance, through our ethical codes, sustainable environmental development and our core values. Other examples are our support and cooperation with universities, authorities, traffic rescue organizations and insurance companies.





South Africa is currently experiencing one of the most severe AIDS epidemics in the world. As part of our CSR activities, Autoliv Southern Africa started an AIDS program already in 2000 and we are now fortunate to have one of the lowest ratios of HIV positive employees in the country. The program includes education for our employees and their spouses with the objective of achieving no new infections. The Company actively supports AIDS orphaned children, some of them orphans to our ex-employees. We have also extended the program into our local supply base in South Africa. (The person on the picture is not directly related to the Autoliv's Aids program).

Autoliv's Core Corporate Values:

- **Life** – we have a passion for saving lives.
- **Customers** – we are dedicated to providing satisfaction for our customers and value for the driving public.
- **Innovation** – we are driven for innovation and continuous improvement.
- **Employees** – we are committed to the development of our employees' skills, knowledge and creative potential.
- **Ethics** – we adhere to the highest level of ethical and social behavior.
- **Culture** – we are founded on global thinking and local actions.

Ethical Code

We adhere to the highest level of ethical and social behavior. The standards and rules are set in our "Code of Business Conduct and Ethics" which can be downloaded from www.autoliv.com. The Code applies to all operations and all employees worldwide. The local Autoliv president in each country is responsible for communicating the code to the employees in that country.

Autoliv's ethical code draws on universal standards such as the "Global Sullivan Principles of Social Responsibilities" and on the UN's "Global Compact". As a result, we:

- Express our support for universal human rights and, particularly within our sphere of influence, the communities within which we operate and parties with whom we do business.
- Promote equal opportunity for our employees at all levels of the Company with respect to issues such as color, race, gender, age, ethnicity, sexual orientation or religious beliefs, and do not tolerate unacceptable worker treatment such as the exploitation of children, physical punishment, female abuse, involuntary servitude, or other forms of abuse.
- Respect our employees' voluntary freedom of association.
- Compensate our employees to enable them to, at least, meet their basic needs and provide the opportunity to improve their skills and capability in order to raise their social and economic opportunities.
- Provide a safe and healthy workplace, protect human health and the environment and promote sustainable development.
- Promote fair competition, uphold the highest standard in business ethics and integrity and not offer, pay or accept bribes.

Our code is also an integrated part of the Autoliv Supplier Manual (ASM). All new and existing suppliers are required to sign an acknowledgement letter where they confirm that they will comply with the ASM requirements, including the code.

Compliance Monitoring

Each regional president, business director and certain other managers are obliged to report violations of regulations and our codes as a requirement in their monthly letters to the Autoliv CEO.

In addition, our employees are encouraged to report any violation of law or Autoliv codes. It can be done anonymously by using a special hotline number in each country.

In 2006, we initiated a Social responsibility self assessment review of Autoliv facilities. This study assessed the compliance with and the standards for working conditions, work hours, work rules, work practices, health & safety status, union representation, wages & salaries, benefits and insurance coverage.

We started this social responsibility assessment in the Asian countries where Autoliv operates, since every second Autoliv associate works in a low-cost country and since we will continue to expand operations in these countries. The assessments show that all of our plants in these emerging markets maintain good overall standards and practices. In 2007, we continued the assessment in Eastern Europe, with similarly good results.

Our leading suppliers are monitored as part of our regular quality audits.

Sustainable Development

We actively contribute to a sustainable society through continuous improvements of the environmental impact of our operations and products.



A Competitive Tool

Autoliv's environmental management goes beyond the legal requirements, since recyclable and environmentally friendly products have become a competitive tool in the automotive industry.

Most of our products are produced from steel and other metals, or plastics and other oil-based materials. The products are installed in vehicles where their weight will affect the fuel consumption and emissions during the entire life of the vehicle. Our products could also affect the environment when the vehicle is scrapped if careful attention is not paid to the material selection.

As a result, we consider all phases of a product's life in a Life Cycle Analysis (LCA) rather than just the manufacturing phase that has in our case the least environmental impact.

Before Manufacturing

The most significant contribution to the environment Autoliv can make before manufacturing starts is to design products that minimize the use of raw materials and resources, thereby limiting the environmental impact from steel mills and other manufacturers in our supply chain.

We also work closely with our suppliers in several other respects and encourage them to implement an international environmental management standard, preferably ISO 14001. We also require them to adhere to our environmental policy.

Internal Improvements

It is our policy that every Autoliv facility should be certified according to ISO 14001 (see graph). The few remaining non-certified plants are essentially new manufacturing facilities that have not yet been certified.

We continuously monitor a number of other environmental indicators such as energy and water consumption and emissions. Because all indications point to our efficient use of these resources, we can focus on other improvements such as reducing freight and packaging materials where we have the highest savings potential.

Carbon Dioxide (CO_2) Emissions

The emission level (measured in relation to sales) of the "greenhouse" gas CO_2 from our production is four to five times less than for an average engineering industry company making our level comparable to a bank or a service company (see graph).

The most important contribution we can make to the environment is therefore to continue to design and develop low-weight environmentally friendly safety systems similar to the new innovative products launched during 2008.

For instance, the passenger airbag design launched in 2008 reduces weight by up to 25%. This is accomplished by using a unique fabric container for the folded airbag, instead of a conventional steel or plastic housing. Such weight savings will help car companies meet the stringent CO_2 and CAFE (Corporate Average Fuel Economy) requirements.

After Delivery

For our customers, our products contribute to the environment through lower weight that generates fuel and emission savings throughout the entire life of a vehicle.

We actively support our customers in their environmental programs. We are, for instance, represented in the Ford Supplier Sustainability Forum together with ten other leading Ford suppliers who have a track record of being at the forefront of environmental management.

End of Life of Vehicle

Since 2006, the European directive End of Life of Vehicle (ELV) requires that 85% of all material in new vehicle models must be recoverable. The level will be raised to 95% by 2015.

Although ELV only specifies recovery levels for the whole vehicle and not for individual components, we make sure that our products meet or exceed the legal requirements. This is part of our strategy for sustainable development which also gives us a competitive advantage.

In 2008, for instance, we introduced a new recyclable material that can replace polyurethane as covering material for steering wheels.

Certification of Excellence "ISO 14001"


%
100
80
60
40
20
0
97 98 99 00 01 02 03 04 05 06 07 08
% of facilities
% of sales

"Green as a Bank"


Ton CO_2 /MSEK
10
8
6
4
2
0
Engineering Industry
Autoliv
Service Companies

Value-Creating Cash Flow

By creating customer satisfaction, maintaining tight cost control and developing new products with our dedicated and motivated employees, we generate cash for long-term growth, competitive returns to shareholders and financial stability.

Cash Flow Generation

During the last five years, Autoliv's average operating cash generation has been $623 million per year with the highest level in 2007 of $781 million and the lowest in 2005 of $479 million. Operating cash flow has always exceeded capital expenditures, even during the earlier market slow-down in 2000 and 2001 (see graph).

Autoliv's strong cash flow reflects both the Company's earnings performance as well as improvements in capital efficiency. This is illustrated by the fact that we have been able to grow sales faster than capital employed. As a result, our capital turnover rate (i.e. sales in relation to capital employed) has improved from 1.3 times in 1997 when the Company started operations to 1.9 times for 2008 (see graph). This improvement is in spite of the sudden drop in light vehicle production in 2008 that led to lower plant utilizations.

The improvement in capital efficiency reflects a number of initiatives such as plant consolidations, outsourcing, simplification of manufacturing processes by product redesign and moving to low-cost countries where less capital-intensive manufacturing processes can be utilized. Furthermore, growth has been achieved without any major acquisitions.

As a result, goodwill and other intangibles now correspond to 27% of net sales as compared to 52% when the Company started operations. It is possible that this ratio could continue to improve long-term, because our total market is forecast to grow long term (including cyclical swings) driven by global light vehicle production and safer vehicles. Consequently, acquisitions should not be required to grow Autoliv's sales, although they can be beneficial as a means of accelerating growth (see "Acquisitions" below).

Our Cash Flow Model

When analyzing how to best use our operating cash flow ($614 million in 2008), the Autoliv Board uses the model on page 25 to create shareholder value.

The model takes all important variables into account such as the cost of marginal borrowing, the return on marginal investments and the price of the Autoliv shares. When evaluating the various uses of cash, the Company weighs these decisions against the need for financial stability due to the cyclical nature of the automotive industry.

Investing in Operations

To create long-term value for shareholders, cash flow from operations should only be used to finance investments in operations until the point when the return on investment no longer exceeds the cost of capital. Autoliv's return on capital employed has during the last six years, except for 2008, exceeded 12% and therefore exceeded the Company's estimated cost of capital.

During the last five years, this approach has resulted in an average cash generation after capital expenditures of $309 million per year with the highest level in 2007 of $457 million and the lowest of $164 million in 2005. This cash flow measure has been affected by significant capacity expansions during 2004-07 when capital expenditures exceeded depreciation and amortization and corresponded to around 5% of sales. However, in 2008, these expenditures were $68 million less than depreciation and amortization, and corresponded to 4% of sales. We expect capital expenditure to continue at this lower level due to the low vehicle production volumes expected. Therefore, we will benefit from this favorable cash flow effect during the next few years, although cash flow in 2009 will be negatively impacted by lower sales, restructuring costs, low accounts receivable at the start of the year and cash outlays for provisions made in 2008 for the action program.

In addition, we expect to continue to meet our target of operating working capital by not exceeding 10% of sales. At the end of 2008, this ratio was unusually low at 8.0%.

Acquisitions

Autoliv also invests in operations through acquisitions. In recent years, our focus has been on acquisitions in Asia and in the fast growing segment of active safety and safety electronics.

During 2008, Autoliv acquired the automotive radar business of Tyco Electronics to become a market leader in this segment of active safety systems. In 2008, the Company paid $49 million for acquisitions (including a $7 million cash outlay from 2007).

Cash Flow vs. Capital Expenditure


US$ (millions)
900
800
700
600
500
400
300
200
100
0
97 98 99 00 01 02 03 04 05 06 07 08
Cash flow from operations
Capital expenditures

Capital Efficiency


Times
2.0
1.9
1.8
1.7
1.6
1.5
1.4
1.3
1.2
1.1
1.0
97 98 99 00 01 02 03 04 05 06 07 08
Capital turnover rate, i.e Sales in relation to capital employed

Cash Flow vs. Shareholder Returns


US$ (millions)
900
800
700
600
500
400
300
200
100
0
97 98 99 00 01 02 03 04 05 06 07 08
Cash flow from operations
Dividends
Share repurchases

Share Buybacks

Share repurchases are a more flexible way to return funds to shareholders than quarterly dividends. For instance, when the credit markets are tight and the preservation of cash is prudent, having the flexibility to reduce or suspend the share buybacks contributes to a company's financial strength and stability.

Consequently, during 2006 when cash flow from operations amounted to $560 million, we returned $221 million to shareholders through share repurchases. In 2007, when the cash flow increased to $781 million, we raised the return through share buybacks to $380 million, while in 2008, we reduced the buyback return to $174 million when operating cash flow was $614 million. In this way, Autoliv can achieve high financial stability even in the cyclical automotive industry and adjust to even sudden changes in the credit market as we did during the autumn of 2008.

Autoliv tries to buy back shares opportunistically, i.e. more shares when there is deemed to be a dip in the share price and fewer shares when the share price is higher, because stock repurchases only create value if the share is undervalued.

Since the inception of the repurchase program in 2000, 34 million shares have been repurchased for $1.5 billion at an average cost of $42.93 per share. Although this is more than the share price of $21.46 at the end of 2008, due to the general plummeting of stock prices, management believes that the returns will be favorable over a business cycle.

Dividend

In 2008, Autoliv increased the dividend from 39 cents per share for the second quarter to 41 cents per share for the third and fourth quarters, resulting in a total amount of $115 million for the year. The total cash dividends during 2008 of $1.60 per share represented a 3.9% return on the average share price during the year of $41.27.

In December, the Autoliv Board decided to reduce the dividend for the first quarter 2009 to 21 cents per share and in February to suspend further dividend payments to preserve cash in response to the deteriorating vehicle production outlook for 2009, continued constrains on the credit market, and the increased risk of customer and supplier defaults

Dividend Policy

Since Autoliv uses both dividend payments and share buybacks to create shareholder value, the Company has no set dividend policy. Instead, the Board of Directors regularly analyzes which method is most efficient, at a given time, to create shareholder value. Management believes that such recurring analyses have the potential to generate more value for Autoliv's shareholders than a predefined dividend policy.

Optimal Capital Structure

The final element in our shareholder value creation model is to ensure that Autoliv's capital structure is optimal, especially for the Company's owners. Autoliv's leverage ratio was 1.5 at the beginning of 2008 and the Company's interest coverage ratio was 9.8, compared to our "Debt Policy" targets of significantly below 3.0 and significantly above 2.75, respectively. Until the Lehman Brothers bankruptcy in September, when the interest rate on the Company's marginal debt was around 5% or not even half of Autoliv's long-term return on equity of at least 12%, it was still profitable to increase leverage. Hence, net debt was increased modestly or by 8% or $97 million to $1,279 million at the end of September but then net debt was decreased by $84 million during just one quarter. The fact that net debt during the full year did not increase more despite dividends, share buybacks and acquisitions totalling $336 million creates a debt protection buffer for the Company going forward.

Total Funds Returned to Shareholders

In 2008, the use of our Shareholder Value Creation Model resulted in a total return to the Autoliv shareholders of $289 million. This corresponds to a total yield of 9.8%, i.e. total returns in relation to Autoliv's average market capitalization during 2008.

Share Price Performance

As a result of these value creating strategies, the Autoliv stock has outperformed most of its automotive industry peers on the New York Stock Exchange (see next page).

Autoliv's Model for Creating Shareholder Value


US $ (millions)
IN
OUT
OPERATIONS
CHANGE NET DEBT AND OTHER
Increase debt if cost of debt < cost of capital and not overleveraged; otherwise decrease.
$614
CASH FLOW
$279
$49
$174
$119
$7
CAPEX/ACQUISITIONS
Creates value if return on investments > cost of capital.
SHARE BUYBACKS
Creates value if stock is undervalued.
DIVIDENDS
Value neutral. (incl. dividends to minorities)

Dividend Amounts


US$ (millions)
140
120
100
80
60
40
20
0
04
05
06
07
08
Total dividend amount

Share Performance and Shareholder Information

Share Performance

Over the past five years the Autoliv stock has outperformed its industry peers in the S&P 1500 Auto Components index.

New York

Between the beginning of 2004 and until the end of 2008, the Autoliv share declined by 43% to $21.46 on the primary market for the Autoliv securities, i.e. the New York Stock Exchange (NYSE). However, the S&P 1500 Auto Components index dropped by 55%. The S&P 500 index decreased by 19% during the same period.

During 2008, the S&P 500 fell by 38%, and the S&P 1500 Auto Components Index by 54% while the Autoliv stock declined by 60%.

The average daily trading volume in Autoliv shares was 387,152 in New York (compared to 340,566 in 2007).

Stockholm

In Stockholm, the price of the Autoliv Swedish Depository Receipt (SDR) declined by 42% to 158 SEK during the five-year period 2004 through 2008. Compared to the new automotive index that was commenced at the end of 2006, Autoliv's SDR has declined in line with its peers in Sweden.

The average daily trading volume in Stockholm was 200,200 during 2008 compared to 219,238 during 2007.

In 2008, the Autoliv SDR was the 43rd most traded security in Stockholm, accounting for 0.3% of the trading compared to 0.3% during 2007. In Stockholm, Autoliv's SDRs are traded on the stock exchange's list for large market capitalization companies.

Number of Shares

Due to Autoliv's share repurchase program the number of shares outstanding, net of treasury shares, decreased during 2008 by 8% to 70.3 million from 73.8 million on December 31, 2007.

The weighted average numbers of shares outstanding (assuming dilution) was 72.1 million during 2008 and 78.3 million during 2007. During 2008, the Company repurchased 3,709,460 shares for $174 million corresponding to an average cost per share of $46.77.

Stock options and granted Restricted Stock Units (RSUs) could, if exercised, increase the number of shares outstanding by 1,213,977 and 234,259 respectively (see Note 15 on page 58). This would increase the total number of shares by 2.0% to 73.5 million.

In November 2007, the Board of Directors authorized a fourth Share Repurchase Program for up to 7.5 million of the Company's shares. On December 31, 2008, 3.2 million shares remained of this mandate for repurchases.

Number of Shareholders

Autoliv estimates that the total number of beneficial Autoliv owners on December 31, 2008, exceeded 70,000 and that approximately 80% of the Autoliv securities were held in the U.S. and approximately 5% in Sweden. Most of the remaining Autoliv securities were held in the U.K. and Central Europe.

On December 31, 2008, Autoliv's U.S. stock registrar had nearly 3,500 holders of Autoliv stock, and according to our soliciting agent, there were over 60,000 beneficial holders that held Autoliv shares in a "street name" through a bank, broker or other nominee.

According to the depository bank in Sweden, there were 3,000 record holders of the Autoliv SDRs and according to the Swedish soliciting agent nearly 6,000 "street holders" of the SDRs. Many of these holders are nominees for other, non-Swedish nominees.

The largest shareholders known to the Company are shown in the table on the next page.

Stock Incentive Plan

Under the Autoliv, Inc. 1997 Stock Incentive Plan adopted by the Shareholders and as further amended, awards have been made to selected executive officers of the Company and other key employees in the form of:

- Stock options
- Restricted Stock Units (RSUs)

All options are granted for ten-year terms, have an exercise price equal to the fair market value of the share at the date of the grant, and become exercisable after one year of continued employment following the grant date. Each RSU represents a promise to transfer one of the Company's shares to the employee after three years of service following the date of grant or upon retirement (see Note 1 on page 47 and Note 15 on page 58).

Dividends

If possible, quarterly dividends are paid on the first Thursday in the last month of each quarter. The record date is usually one month earlier and the ex date (when the stock trades without the right to the dividend) is typically two days before the record date. Quarterly dividends are declared separately by the Board, announced in press releases and published on Autoliv's corporate website.

The dividends paid in the first two quarters of 2008 were 39 cents per share and in the other two quarters 41 cents. Total cash dividends of $115 million were paid in 2008, a decrease of 4.5% compared to 2007 due to the share repurchase program.

On December 16, 2008, the Company declared a dividend of 21 cents per share for the first quarter 2009 and on February 17, 2009, suspended further dividend payments due to the financial turmoil and market uncertainty.

Annual General Meeting

Autoliv's next Annual General Meeting of Shareholders will be held on Wednesday, May 6, 2009, at The Four Seasons Hotel, 120 East Delaware Place, Chicago, Illinois, 60611 USA.

Shareholders are urged to vote on the Internet whether or not they plan to attend the meeting.

Public Information Disclosure

We report significant events to shareholders, analysts, media and interested members of the public in a timely and transparent manner and give all constituencies the information simultaneously. All relevant public information is reported objectively. Information given by Investor Relations is authorized by the Management.

Financial Calendar

April 21, 2009	Q1 Report
May 6, 2009	Shareholders AGM
July 21, 2009	Q2 Report
October 20, 2009	Q3 Report

Stock Price and Trading Volume on the NYSE



S&P 1500 Auto Components
S&P 500 Index
High/Low Monthly
Traded Volume (Thousands)
US$
2,500
2,000
1,500
1,000
500
0
70
60
50
40
30
20
10
0
04
05
06
07
08

Stock Price and Trading Volume in Stockholm



OMX Auto Components
OMX Index
High/Low Monthly
Traded Volume (Thousands)
SEK
2,500
2,000
1,500
1,000
500
0
600
500
400
300
200
100
04
05
06
07
08

Key Stock Price Data

New York	Price ($)	Date
Opening	53.07	Jan 2, 2008
Year high	62.63	May 1, 2008
Year low	14.49	Nov 21, 2008
Closing	21.46	Dec 31, 2008
All-time high	65.09	Oct 19, 2007
All-time low	13.25	Sep 21, 2001

Stockholm	Price (SEK)	Date
Opening	345.50	Jan 2, 2008
Year high	374.00	May 2, 2008
Year low	122.75	Nov 20, 2008
Closing	158.00	Dec 30, 2008
All-time high	451.00	Mar 24, 2006
All-time low	122.75	Nov 20, 2008

The Largest Shareholders[1]

%	No. of Shares	Holder Name
12.2	8,541,816	Alliance Bernstein LP
6.4	4,482,525	Lord Abbett & Co. LLC
5.4	3,810,100	LSV Asset Management
5.1	3,560,206	Morgan Stanley
4.4	3,070,722	Barclays Global Investors NA
1.3	906,751	Management/Directors as a group[2,3]
100.0	70,302,000	Total December 31, 2008

1) Known to the Company, out of more than 70,000 shareholders 2) As of February 20, 2009. 3) Includes 413,545 shares issuable upon exercise of options that are exercisable within 60 days.

Analysts

ABG SUNDAL COLLIER
Erik Pettersson

R.W. BAIRD
David Leiker

BUCKINGHAM RESEARCH
Joseph Amaturo

CARNEGIE
Björn Enarson

CHEUVREUX
Patrik Sjöblom

DANSKE
Carl Holmquist

DEUTSCHE BANK
Rod Lache

ENSKILDA SECURITIES
Anders Trapp

EVLI
Michael Anderson

GOLDMAN SACHS
Stefan Burgstaller

HAGSTRÖMER & QVIBERG
Patric Lindqvist

HANDELSBANKEN
Hampus Engellau

J P MORGAN
Himanshu Patel

KEY BANC
Brett Hoselton

MERRILL LYNCH
Thomas Besson

MONNES, CRESPI, HARDT & CO
Nick Pantazis

MORGAN STANLEY
David Cramer

NOMURA
Dorothee Helmuth

ÖHMAN
Fredrik Nilhov

PENSER
Kenneth Toll

SIDOTI & COMPANY
Adam Brooks

SOCIETE GENERALE
Eric Michelis

STANDARD & POOR'S
Marnie Cohen

SWEDBANK
Anders Bruzelius

Share Price and Dividends

	New York (US$)			Stockholm (SEK)			Dividend	Dividend
Period	High	Low	Close	High	Low	Close	Declared	Paid
Q1 2008	$53.77	$44.00	$50.20	346	279	296.5	$0.39	$0.39
Q2 2008	62.63	46.45	46.62	374	280	282.5	0.41	0.39
Q3 2008	47.03	32.91	33.75	286	219.5	231.5	0.41	0.41
Q4 2008	33.19	14.50	21.46	232.5	122.75	158	0.21	0.41
Q1 2007	62.12	55.50	57.11	438	385	399	0.39	0.37
Q2 2007	61.83	56.04	56.87	417	379	391	0.39	0.39
Q3 2007	60.29	51.32	59.75	407	359	389	0.39	0.39
Q4 2007	$65.09	$52.50	$52.71	421	338	350	$0.39	$0.39

Contact Information

Board Contact/Corporate Compliance Counsel

c/o Vice President Legal Affairs Autoliv, Inc. / Box 70381, SE-107 24 Stockholm, Sweden, Tel +46 (0)8 58 72 06 00, Fax +46 (0)8 58 72 06 33, legalaffairs@autoliv.com

The Board, the independent directors, as well as the committees of the Board can be contacted using the address above. Contact can be made anonymously and communication with the independent directors is not screened. The relevant chairman receives all such communication after it has been determined that the content represents a message to such chairman.

Stock Transfer Agent & Registrar

Internet: www.computershare.com (formerly Equiserve)

Investor Requests North America

Autoliv, Inc., c/o Autoliv Electronics America, 26545 American Drive, Southfield, MI 48034. Tel +1 (248) 475-0427, Fax +1 (801) 625-6672, ray.pekar@autoliv.com

Investor Requests Rest of the World

Autoliv, Inc., Box 70381, SE-107 24, Stockholm, Sweden. Tel +46 (0)8 58 72 06 23, Fax +46 (0)8 411 70 25, mats.odman@autoliv.com

Important Trends

Autoliv, Inc. ("the Company") provides advanced technology products for the automotive market. In the three-year period 2006-2008 (the time period required by the SEC to be reviewed in this analysis), a number of trends have influenced the Company's operations. The most significant trends have been in:
- **Changes in global light vehicle production**
- **Pause in growth of the average safety content per vehicle**
- **Costs for raw materials and distressed suppliers**
- **Action program started in 2008 and other restructuring activities**
- **Increased financial turmoil**

Light Vehicle Production

The most important growth driver for Autoliv's sales is global light vehicle production (LVP).

Both during 2006 and 2007, the long-term trend of increasing global LVP continued. The growth rates recorded were approximately 5% and 6%, respectively. However, in the second half of 2008 this trend came to a sudden pause due to the credit crunch. This resulted in a decline in global LVP of 2% in the third quarter and of 21% in the fourth quarter, leading to an overall decline of 4% for the full year.

The declines were particularly severe in Western Europe and North America where Autoliv generates more than 70% of its sales. In Western Europe, LVP declined by 9% in 2008 after having increased by 3% in 2007 and declined by 2% in 2006. In North America, LVP dropped by 16% in 2008, significantly more than the declines of 2% in 2007 and of 3% in 2006.

There has also been an accelerating decline in production of premium cars and light trucks. During these years, global production for these vehicle segments has dropped by 20% from the 2005 level compared to an overall increase of global LVP of almost 6%. Since premium cars and light trucks generally have more safety systems – and more advanced safety systems – than the global average safety value per vehicle of $275, the effect of the mix shift was significant.

In addition, the global market share for General Motors, Ford and Chrysler, which accounted for 22% (excl. Volvo's 4%) of Autoliv's net sales in 2008, has shrunk to 21% in 2008 from 27% in 2005.

In response to these trends we have, for many years, strengthened Autoliv's position globally with the Japanese and other Asian vehicle manufacturers which have increased their output by 16% from the 2005 levels. As a result, these customers accounted for 29% of consolidated sales in 2008 compared to 27% in 2005. For additional information on Autoliv's dependence on certain customers and vehicle models, see page 38.

We have also made substantial investments in Korea, Thailand, China and India – as well as in Eastern Europe – to take advantage of strong LVP growth in emerging markets. In our Rest of the World Region (RoW) which includes, for instance, Korea and the Asian emerging markets, LVP has risen by 32% since 2005, which has primarily driven demand for seatbelts. As a result, the Rest of the World accounted for 12% of net sales in 2008 compared to 9% in 2005, and seatbelt sales accounted for 36% of our total net sales in 2008 compared to 34% in 2005.

These investments in emerging markets, along with growing business with Asian customers and strong demand for side curtain airbags, enabled Autoliv to keep its organic sales (non-US GAAP measure, see page 31) at the 2005 level both in 2006 and 2007 despite pricing pressure from customers and weak LVP in our major markets in North America and Western Europe. However, in the second half of 2008, the outbreak of the credit crisis caused organic sales to drop by 7% in the third quarter and by 26% in the fourth quarter, resulting in an overall decline of 10% for the year.

Safety Content per Vehicle

Historically, safety content per vehicle has increased by 3% per year since 1997. However, during the last three years, the average safety value has stood virtually unchanged at approximately $270 per vehicle despite the introduction of new safety technologies, regulations and various rating programs of crash performance. This stagnation is caused by the combined effects of pricing pressure in the automotive industry and of the above-mentioned mix changes in global LVP towards smaller, less-equipped vehicles, often for the emerging markets.

However, the safety standards of vehicles in the emerging markets are improving. China, for instance, introduced in 2006 a rating program for crash performance of new vehicles. In addition, both NHTSA in the U.S. and the Euro NCAP are currently in the process of upgrading their crash-test rating programs. The growth in the average global value of safety systems is, therefore, expected to resume, albeit at a lower rate than historically.

Cost Challenges

During 2006, Autoliv was forced to absorb $20 million in higher costs due to increasing raw material prices and, in 2007, an additional $20 million. In 2008, these costs accelerated and increased by

Years ended Dec. 31 (U.S. Dollars)	2008[2]		2007[2,3]		2006[2,4]	
Consolidated net sales (million)	$6,473	(4)%	$6,769	+9%	$6,188	0%
Global light vehicle production (in thousands)	66,090	(4)%	68,876	+6%	65,242	+5%
Gross profit (million)[1]	$1,124	(16)%	$1,331	+5%	$1,265	0%
Gross margin	17.4%	(2.3)%	19.7%	(0.7)%	20.4%	0%
Operating income (million)	$306	(39)%	$502	(3)%	$520	+1%
Operating margin	4.7%	(2.7)%	7.4%	(1.0)%	8.4%	+0.1%
Net income (million)	$165	(43)%	$288	(28)%	$402	+37%
Net margin	2.5%	(1.8)%	4.3%	(2.2)%	6.5%	+1.8%
Earnings per share	$2.28	(38)%	$3.68	(25)%	$4.88	+50%
Return on equity	7%	(5)%	12%	(5)%	17%	+5%

1) In 2008, affected by $8 million for fixed asset impairment associated with restructuring (see Note 10).
2) In 2008, 2007 and 2006, severance and restructuring costs reduced operating income by $80, $24 and $13 million and net income by $55, $16 and $9 million. This corresponds to 1.2%, 0.4% and 0.2% on operating margins, and 0.8%, 0.2% and 0.1% on net margins. The impact on EPS was $0.76, $0.21 and $0.11, while return on equity was reduced by 2.3%, 0.6% and 0.4% for the same three year period (see page 29 and Note 10).
3) In 2007, a court ruling reduced operating income $30 million, net income $20 million, operating margin by 0.5%, net margin by 0.3%, EPS by $0.26 and return on equity by 0.8% (see page 30).
4) In 2006, a release of tax reserves and other discrete tax items boosted net income by $95 million, net margin by 1.5%, EPS by $1.15 and return on equity by 3.9% (see page 30).

another $59 million from 2007, primarily due to higher steel and magnesium prices. For additional information on the Company's exposure to raw materials and component costs refer to page 37.

These increasing raw material prices have, in combination with the pricing pressure in the automotive industry – and, in 2008, the credit crisis – caused severe problems for some Autoliv suppliers. As a result, we had to absorb approximately an extra $14 million in 2008 in higher costs for financially distressed suppliers. This was $2 million more than in 2007 which, in turn, was $12 million more than in 2006. In response to these trends, we have further expanded our global sourcing programs, consolidated Autoliv's supplier base, phased-out unprofitable products and increased component sourcing in low-cost countries.

However, the underlying commodity inflation has been so strong during the last few years that the former positive trend of lower direct material costs in relation to sales reversed and, as a consequence, direct material cost rose to 52.4% of net sales in 2008 from 51.0% in 2007 and 49.6% in 2006.

Restructuring

In response to the sudden LVP cuts by customers and accelerating cost for raw materials, we announced in July 2008 an action program ("The Action Program") that stepped up our restructuring efforts significantly. Restructuring costs therefore increased to $80 million for 2008 (i.e. 1.2% of net sales), from $24 million in 2007 (i.e. 0.4% of net sales) and $13 million in 2006 (i.e. 0.2% of net sales).

Of the 2008 restructuring cost, $74 million was specifically related to The Action Program, of which $33 million was recorded in the third quarter and the rest in the fourth quarter.

During the fall 2008, the combined effect of The Action Program as well as of other activities in response to the market development reduced headcount by nearly 5,900. The Action Program and other actions taken in response to the market turmoil, generated estimated cost savings of nearly $30 million. See also Note 10 to Consolidated Financial Statements included herein for further information on restructuring and The Action Program.

Labor Cost Improvements

The previously mentioned expansion in emerging markets has also enabled Autoliv to move production and take advantage of lower costs in these low-cost countries (LCC).

In high-cost countries (HCC), headcount has been cut by nearly 6,500 or 28% during the three-year period to 16,900 at the end of 2008, while headcount in LCC increased by 4,900 or 32% since 2005 to 20,400. These shifts of production are estimated to have generated labor cost savings in the magnitude of $20 million in 2008, $120 million in 2007, and $100 million in 2006 or approximately one quarter of a billion dollars during the full three-year period 2006 through 2008.

As a result, cost for direct labor has been reduced, despite annual wage increases to our employees, to 9.6% of sales in 2008 from levels above 10% in the previous three-year period. This improvement also reflects annual productivity improvements of 6% in 2008, 7% in 2007 and 8% in 2006, well in line with Autoliv's target of at least 5% per year.

However, there was also a temporary negative impact on margins from the expansion in emerging markets, primarily in China. This was due to costs for training new line operators as well as for depreciation of new buildings and manufacturing equipment since capacity in these new facilities was not planned to reach full utilization until 2009, at the earliest. As a result, in 2007, start-up costs jumped to $23 million and remained above the $20 million level during 2008. This corresponds to a negative margin effect of 0.3% for both years.

Increased financial turmoil

During 2008, the credit markets became increasingly tighter resulting in a liquidity crisis in the fall. Towards the end of the year, General Motors, and Chrysler announced that they were approaching the minimum liquidity levels required for continuing operations and asked for government financial assistance. Also Ford said it might need such assistance, though not immediately. Both GM and Chrysler received temporary financial assistance to enable them to develop and submit restructuring plans by mid-February 2009 for a final decision on federal assistance. Autoliv's two commercial paper programs were also affected by the credit crisis during the fall of 2008 in terms of higher interest rate margins, shorter terms and less available volume.

In response to these trends, we have increased Autoliv's focus on preserving cash and strengthening the Company's cash position. After the Lehman Brothers bankruptcy and in response to the market uncertainties, Autoliv raised SEK 1,950 million (US $250 million) in credit facilities and notes (both medium-term), drew $500 million from its existing revolving credit facility (RCF) and suspended buying back shares. As with the existing RCF, the new facilities and notes were made available to us without any financial covenants i.e. no performance related restrictions (see Note 12).

Thanks to these precautionary measures and continued strong cash flow in 2008, Autoliv had $489 million in cash on hand at December 31, 2008. We currently believe that this cash position, plus $664 million in unutilized credit facilities, should be adequate to cover upcoming capital market debt maturities during 2009 of $399 million, expected negative cash flows during the beginning of the year, and potential customer defaults during 2009 (for further information see Customer Payment Risks on page 38). These funds and credit lines should be adequate, we currently believe, even if the Company's major short-term refinancing source – i.e. commercial paper market – does not provide adequate refinancing for Autoliv during 2009. However, as an additional precaution, the Company's Board of Directors decided on December 16, 2008 to reduce the quarterly dividend to 21 cents per share for the first quarter 2009 from 41 cents for the previous quarter and, on February 17, 2009 to suspend further dividend payments in order to preserve cash.

One way for Autoliv to maintain a stable position stems from our flexible way of returning funds to shareholders. During 2006, when cash flow from operations amounted to $560 million, we returned $222 million to shareholders through share repurchases (in addition to $112 million through dividends). In 2007, when cash flow improved to $781 million, we raised the return through share buybacks to $380 million (plus $121 million in dividends), while we reduced the buyback return to $174 million during 2008 (plus $115 million in dividends) when cash flow from operations shrunk to $614 million.

At the end of 2008, the Company was in compliance with all its financial policies (see page 39-40).

Selected Consolidated Data for Autoliv Inc. in Swedish Krona (SEK)

	2008	Change 2008/2007	2007	Change 2007/2006	2006
Net sales (million)	42,637	(6.8)%	45,748	0.2%	45,647
Income before income taxes (million)	1,638	(46)%	3,014	(15)%	3,552
Net income (million)	1,085	(44)%	1,946	(34)%	2,968
Earnings per share	15.02	(40)%	24.87	(31)%	35.97

(Average exchange rates: $1 = SEK 6.59 for 2008; $1 = SEK 6.76 for 2007; and $1 = SEK 7.38 for 2006)

Items Affecting Comparability

The following items have affected the comparability of reported results from year to year. We believe that, to assist in understanding trends in Autoliv's operations, it is useful to consider certain U.S. GAAP measures exclusive of these items. Accordingly, the accompanying tables reconcile from U.S. GAAP numbers to the equivalent non-U.S. GAAP measure.

Court ruling

Following a ruling in the second quarter 2007 by the U.S. Court of Appeals for the Federal Circuit, we increased Autoliv's legal reserves by $30 million to cover damages and interest expense to a former supplier. An amount of $36 million, including the original reserve of $6 million, was paid in the fourth quarter for this commercial dispute that was finally closed in 2008 (see note 16) without any additional damages or interest expenses for Autoliv.

The unexpected incremental cost in 2007 of $30 million reduced operating margin by 0.5 percentage points, net income by $20 million, earnings per share (assuming dilution) by 26 cents, operating working capital by $20 million and return on equity by 0.8 percentage points. Cash flow was reduced by $36 million. All figures are approximates.

Discrete Tax Items

The third and the fourth quarters of 2006 were affected by a total of $95 million from releases of tax reserves and other discrete items (see Note 4 on page 51).

Consequently, as shown in the table above, the effective tax rate was reduced by 19.7 percentage points, which boosted net income by $95 million, earnings per share (assuming dilution) by $1.15 and return on equity by 3.9 percentage points. In addition, operating working capital was boosted by 1.4 percentage points in relation to sales. In 2007, the Company's effective tax rate was 33.7%, and was negatively impacted by 1.8 percentage points for discrete tax items.

In 2008, the Company's effective tax rate was 30.7%, and the impact of discrete tax items was not material.

Effects in 2007 of Court Ruling

	Reported	Effects	Adjusted
Operating income (million)	$502	$30	$532
Operating margin	7.4%	0.5%	7.9%
Income before taxes (million)	$446	$30	$476
Net income (million)	$288	$20	$308
Capital employed	$3,531	$20	$3,551
Earning per share (assuming dilution)	$3.68	$0.26	$3.94
Equity per share	$31.83	$0.28	$32.11
Return on equity	12.0%	0.8%	12.8%

Effects in 2006 of Discrete Tax Items

	Reported	Effects	Adjusted
Net income (million)	$402	$95[1)]	$307
Net margin	6.5%	1.5%	5.0%
Operating working capital/sales	11.7%	1.4%	10.3%
Earnings per share (assuming dilution)	$4.88	$1.15	$3.73
Return on equity	17.1%	3.9%	13.2%
Effective tax rate	12.2%	19.7%	31.9%

1) Consisting of $69 million from release of tax reserves and $26 million from other discrete tax items.

"Safe Harbor Statement"

This Annual Report contains statements that are not historical facts but rather forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are those that address activities, events or developments that Autoliv, Inc. or its management believes or anticipates may occur in the future, including statements relating to industry trends, business opportunities, sales contracts, sales backlog, on-going commercial arrangements and discussions, as well as any statements about future operating performance or financial results.

In some cases, you can identify these statements by forward-looking words such as "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes," "might," "will," "should," or the negative of these terms and other comparable terminology, although not all forward-looking statements are so identified.

All such forward-looking statements, including without limitation, management's examination of historical operating trends and data, are based upon our current expectations and various assumptions or data from third parties and apply only as of the date of this report. Our expectations and beliefs are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that such forward-looking statements will materialize or prove to be correct as these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control.

Because these forward-looking statements involve risks and uncertainties, the outcome could differ materially from those set out in the forward-looking statements for a variety of reasons, including without limitation, changes in and the successful execution of The Action Program discussed herein and the market reaction thereto, changes in general industry and market conditions, increased competition, higher raw material, fuel and energy costs, changes in consumer preferences for end products, customer losses and changes in regulatory conditions, customer bankruptcies, consolidations or restructuring, divestiture of customer brands, the economic outlook for the Company's markets, fluctuation of foreign currencies, fluctuation in vehicle production schedules for which the Company is a supplier, continued uncertainty in program awards and performance, the financial results of companies in which Autoliv has made technology investments, pricing negotiations with customers, increased costs, supply issues, product liability, warranty and recall claims and other litigations, possible adverse results of pending or future litigation or infringement claims, legislative or regulatory changes, tax assessments by governmental authorities, political conditions, dependence on customers and suppliers, as well the risks identified in the section "Risks and Risk Management" on page 37-40 and in Item 1.A, "Risk Factors" in our 10-K filed with the SEC. Except for the Company's ongoing obligation to disclose information under the U.S. federal securities laws, the Company undertakes no obligation to update publicly any forward-looking statements whether as a result of new information or future events.

For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Non-U.S. GAAP Performance Measures

In this Annual Report we sometimes refer to non-U.S. GAAP measures that we and securities analysts use in measuring Autoliv's performance.

We believe that these measures assist investors in analyzing trends in the Company's business for the reasons given below. Investors should not consider these non-U.S. GAAP measures as substitutes, but rather as additions to financial reporting measures prepared in accordance with U.S. GAAP.

These non-U.S. GAAP measures have been identified, as applicable, in each section of this Annual Report with tabular presentations on this page, page 30 and page 40, reconciling them to U.S. GAAP.

It should be noted that these measures, as defined, may not be comparable to similarly titled measures used by other companies.

Organic Sales

We analyze the Company's sales trends and performance as changes in "organic sales growth", because the Company generates more than 80% of net sales in other currencies than in the reporting currency (i.e. U.S. dollars) and currency rates have proven to be very volatile. Another reason for using organic sales is the fact that the Company has historically made several acquisitions and divestitures.

Organic sales presents the increase or decrease in the overall U.S. dollar net sales on a comparable basis, allowing separate discussions of the impact of acquisitions/divestitures and exchange rates.

The tabular reconciliation below presents changes in "organic sales growth" as reconciled to the change in total U.S. GAAP net sales.

Components in Sales Increase/Decrease (Dollars in millions)

	Europe		N. America		Japan		RoW		Total	
2008 vs. 2007	%	$	%	$	%	$	%	$	%	$
Organic change	(12.3)	(449.6)	(11.7)	(199.6)	3.3	20.7	(2.2)	(17.1)	(9.5)	(645.6)
Currency effects	6.1	223.4	(0.3)	(5.1)	14.7	92.1	(1.4)	(10.8)	4.4	299.6
Acquisitions/divestitures	0.1	4.1	0.2	3.2	–	–	5.6	42.9	0.7	50.2
Reported change	**(6.1)**	**(222.1)**	**(11.8)**	**(201.5)**	**18.0**	**112.8**	**2.0**	**15.0**	**(4.4)**	**(295.8)**

	Europe		N. America		Japan		RoW		Total	
2007 vs. 2006	%	$	%	$	%	$	%	$	%	$
Organic sales growth	3.6	115.5	(0.6)	(9.8)	13.5	75.3	10.5	68.6	4.0	249.6
Effect of exchange rates	9.0	294.0	0.0	0.0	(1.4)	(7.4)	5.5	36.3	5.3	322.9
Impact of acquisitions	–	–	–	–	–	–	1.3	8.5	0.1	8.5
Reported net sales change	**12.6**	**409.5**	**(0.6)**	**(9.8)**	**12.1**	**67.9**	**17.3**	**113.4**	**9.4**	**581.0**

Operating Working Capital

Due to the need to optimize cash generation to create value for shareholders, management focuses on operating working capital as defined in the table to the right.

The reconciling items used to derive this measure are, by contrast, managed as part of our overall management of cash and debt, but they are not part of the responsibilities of day-to-day operations' management.

Reconciliation of "Operating working capital" to U.S. GAAP measure (Dollars in millions)

	December 31 2008	December 31 2007	December 31 2006
Total current assets	$2,086.3	$2,095.2	$2,098.4
Total current liabilities	(1,380.7)	(1,663.3)	(1,531.6)
Working capital	**705.6**	**431.9**	**566.8**
Cash and cash equivalents	(488.6)	(153.8)	(168.1)
Short-term debt	270.0	311.9	294.1
Derivative asset and liability, current	15.9	(4.4)	1.2
Dividends payable	14.8	28.8	29.6
Operating working capital	**$517.7**	**$614.4**	**$723.6**

Net Debt

As part of efficiently managing the Company's overall cost of funds, we routinely enter into "debt-related derivatives" (DRD) as part of our debt management. The most notable fair-value DRD's were in connection with the 2007 issue of U.S. Private Placements (see page 36).

Creditors and credit rating agencies use net debt adjusted for DRD's in their analyses of the Company's debt. This non-U.S. GAAP measure was used, for instance, in certain covenants for the Company's Revolving Credit Facility when it still had covenants.

By adjusting for DRD's, the total economic liability of net debt is disclosed without grossing it up with currency or interest fair market values that are offset by DRD's reported in other balance sheet captions.

Reconciliation of "Net debt" to U.S. GAAP measure (Dollars in millions)

	December 31 2008	December 31 2007	December 31 2006
Short-term debt	$270.0	$311.9	$294.1
Long-term debt	1,401.1	1,040.3	887.7
Total debt	**1,671.1**	**1,352.2**	**1,181.8**
Cash and cash equivalents	(488.6)	(153.8)	(168.1)
Debt-related derivatives	12.8	(16.5)	(3.3)
Net debt	**$1,195.3**	**$1,181.9**	**$1,010.4**

Year Ended December 31, 2008 Versus Year Ended December 31, 2007

Net Sales

Net sales for 2008 decreased by 4% or by $296 million to $6,473 million due to a $646 million decline in organic sales (non-U.S. GAAP measure, see page 31), partly offset by currency effects of $300 million or 4% and acquisitions (see page 34) which added $50 million or less than 1% of net sales.

Organic sales declined by 9.5%, in line with the overall decline in North American and European LVP of 9.4%.

Organic sales decreased by 3% in the first quarter compared to the same period in 2007, by 1% in the second, by 7% in the third and by 26% in the fourth quarter when the credit crisis hit vehicle demand.

Organic sales of *airbag products* decreased by 10%, primarily due to a 16% drop in North American and a 9% decline in Western European LVP. Despite the tough market, sales of side curtain airbags continued to increase organically through introductions of the product into an increasing number of vehicle models globally.

Organic sales of *seatbelt products* declined by 9% despite market share gains in North America and strong LVP during most of the year in emerging markets. However, this was not enough to offset the LVP declines in established markets throughout the year, exacerbated by a sudden drop in LVP in the emerging markets towards the end of the year. There was also a negative vehicle model mix shift due to the sharp decline in Western European LVP.

In *Europe*, where Autoliv generates more than half of net sales, organic sales declined by 12%, which was due to the 9% decline in LVP in Western Europe where Autoliv generates 90% of its European revenues. Sales were also affected by a negative vehicle model mix due to the changeover of some important vehicle models such as the Renault Megane and the Volkswagen Golf. Sales to Eastern Europe (e.g. Avtovaz in Russia) and with respect to small cars (e.g. BMW's Mini and Ford's Kuga) performed well until demand succumbed to the credit crisis in the fall.

In *North America*, which accounts for almost one quarter of net sales, organic sales declined by 12%. This was less than the 16% decrease in North American LVP thanks to Autoliv's relatively low exposure to SUVs and other light trucks which dropped by 25% in production volumes. Instead, Autoliv benefited from increasing demand for some smaller cars such as Chevrolet's Malibu and Traverse; Buick's Enclave; and Saturn's Aura.

In *Japan*, which accounts for just over one tenth of net sales, organic sales grew by 3% compared to the Japanese light vehicle production that declined by 1%. Autoliv's strong performance reflects rapidly growing installation rates for side curtain airbags.

Component of Change in Net Sales in 2008	Airbag Products[1]	Seatbelt Products	Total
Organic sales growth	(9.9)%	(8.8)%	(9.5)%
Effect of exchange rates	4.1%	5.0%	4.4%
Impact of acquisitions	0.2%	1.8%	0.7%
Reported net sales change	**(5.6)%**	**(2.0)%**	**(4.4)%**

1) Includes safety electronics, steering wheels, inflators and initiators

In the *Rest of the World (RoW)*, which generates more than one tenth of net sales, organic sales declined by 2% primarily due to a 6% decrease in LVP in Korea, which is the dominant market for airbags and other safety systems in our RoW-region.

Gross Margin

In 2008, gross profit decreased by 15% or $206 million to $1,124 million and gross margin to 17.4% from 19.7% in 2007. This was due to several reasons, primarily lower sales caused by the sharp LVP cuts, especially towards the end of the year. Gross profit and margin were also negatively affected by continued pricing pressure from customers, higher raw material prices in the supply chain, costs related to financially distressed suppliers and $12 million in fixed asset impairment write-offs.

These negative effects were partially offset by the move of production to LCC and by other benefits of the Company's cost reduction programs.

Operating Income

Operating income amounted to $306 million compared to $502 million in 2007 and operating margin to 4.7% compared to 7.4%. In 2007, operating income and margin were affected by a $30 million cost for a court ruling (see page 30).

The declines in 2008 were primarily due to $206 million lower gross profit and $56 million higher severance and restructuring costs totalling $80 million, partly offset by $29 million lower R,D&E expense and $6 million lower S,G&A expenses. These improvements reflect primarily higher engineering income and the Company's cost-savings actions.

Interest Expense, Net

Interest expense, net increased by 12% or $7 million to $60 million in 2008 as a result of an 11% higher average net debt (non-U.S. GAAP measure, see page 31).

Interest expense, net also increased as a result of precautionary borrowing in the latter part of 2008 which also raised the level of cash. This cash was primarily invested in Swedish and U.S. government notes which carry interest rates that are significantly lower than Autoliv's cost of funds. The weighted annual average interest rate, net increased to 5.0% in 2008 from 4.9% in 2007.

Average net debt increased by $122 million to $1,213 million during 2008 from $1,091 million during the previous year.

However, net debt at the end of 2008 increased by only $13 million to $1,195 million from $1,182 million at December 31, 2007, despite capital expenditures net of $279 million, share repurchases of $174 million, dividend payments of $115 million and acquisitions of $49 million (including a $7 million cash payment related to acquisitions in 2007).

The modest increase in net debt was thanks to strong operating cash flow of $614 million.

In the fourth quarter, the refinancing of a major part of the Company's U.S. commercial paper (see Treasury Activities, page 35) increased interest expense by approximately $1 million due to temporary elevated LIBOR interest rates.

Income Taxes

Income before taxes amounted to $249 million compared to $446 million in 2007.

The effective tax rate decreased to 30.7% from 33.7% in 2007 when the tax rate was increased by 1.8 percentage points for discrete tax items. In 2008, discrete tax items were not material.

Net Income and Earnings per Share

Net income amounted to $165 million compared to $288 million in 2007 and net margin to 2.5% compared to 4.3%. The declines were primarily due to a $197 million lower income before taxes, partly offset by a $7 million favorable effect from a lower effective tax rate.

Earnings per share (assuming dilution) amounted to $2.28 compared to $3.68 in 2007. Lower pretax income had a $1.69 negative effect on earnings per share, including 76 cents due to severance and restructuring costs which was 30 cents more than in 2007 including the increase in legal reserves. Earnings per share was favorably impacted by 21 cents from currency effects, 24 cents from the stock repurchase program and 14 cents from the lower effective tax rate.

The weighted average number of shares outstanding decreased by 8% to 72.1 million.

Year Ended December 31, 2007 Versus Year Ended December 31, 2006

Net Sales

Net sales for 2007 increased by 9% or by $581 million to $6,769 million, including currency effects of $323 million or 5% and $9 million from an acquisition in India (see page 34).

Consequently, organic sales (non-U.S. GAAP measure, see page 31) grew by 4% or by $250 million, despite price reductions to customers. The sales increase was mainly due to strong performance in seatbelts and higher global vehicle production. Sales were also driven by strong demand for curtain airbags and higher market shares for safety electronics and steering wheels.

Component of Net Sales Increase in 2007	Airbag Products[1]	Seatbelt Products	Total
Organic sales growth	2.5%	7.1%	4.0%
Effect of exchange rates	4.6%	6.3%	5.3%
Impact of acquisitions	–	0.4%	0.1%
Reported net sales change	**7.1%**	**13.8%**	**9.4%**

1) Includes safety electronics, steering wheels, inflators and initiators

Organic sales increased by 4% in the first quarter compared to the same period in 2006, by 3% in the second, by 6% in the third and by 4% in the fourth quarter.

Organic sales of *airbag products* increased by 2%, mainly due to the introduction of side curtain airbags into an increasing number of vehicle models. Airbag product sales were also driven by higher market share for safety electronics and steering wheels. Sales were negatively affected by price erosion and the expiration of certain frontal airbag contracts. Organic sales of *seatbelt products* rose by 7% due to strong vehicle production in the Rest of the World and strong demand for upgraded seatbelt systems with pretensioners.

In *Europe*, where Autoliv generates approximately 50% of net sales, organic sales rose by 4% compared to a 2% increase in light vehicle production in Western Europe which accounts for 90% of Autoliv's European revenues. Eastern Europe also contributed to the growth of the safety market and Autoliv's sales, despite a lower average safety value per vehicle, by raising its light vehicle production rapidly or by 18%.

In *North America*, which generates nearly a quarter of net sales, organic sales declined by less than 1% due to a 1.5% decline in light vehicle production. Autoliv's relatively strong performance was due to rapidly increasing demand for curtain airbags, and market share gains in safety electronics and steering wheels. These effects were partially offset by price erosion and the expiration of certain frontal airbag contracts.

In *Japan*, which accounts for almost 10% of net sales, organic sales grew by 13% which was significantly faster than the 1% growth in Japanese light vehicle production. Organic sales growth was recorded in all product lines and was particularly strong in seatbelt.

In the *Rest of the World*, which generates nearly 15% of net sales, organic sales rose by 10% driven by a 13% increase in the Region's light vehicle production.

Gross Margin

Gross profit increased by 5% or $65 million to $1,331 million as a result of currency effects and higher organic sales. However, gross margin declined to 19.7% in 2007 from 20.4% in 2006 due to pricing pressure from customers in combination with higher raw material prices in the supply chain, costs related to financially distressed suppliers and exceptionally high start-up activities, primarily in China.

These negative effects were partially offset by the move of production to LCC and by other benefits of the Company's cost reduction programs.

Operating Income

Operating income declined by $18 million to $502 million and operating margin to 7.4% from 8.4% in 2006.

The decline in operating income was entirely due to a $30 million cost for a court ruling (see page 30), which had 0.5 percentage point negative margin effect. Excluding the cost for the court ruling, operating income in 2007 would have been $532 million and operating margin 7.9% (non-U.S. GAAP measure, see page 30).

Operating margin was negatively impacted by the 0.7 percentage points decline in gross margin, partially offset by R,D&E expense declining to 5.8% of net sales from 6.4% due to better utilization of R,D&E resources and moves of certain R,D&E activities to LCC.

Interest Expense, Net

Interest expense, net increased by 40% or $15 million to $54 million in 2007 from $38 million in 2006 as a result of a 17% higher average net debt (non-U.S. GAAP measure, see page 31) and higher floating market interest rates.

Higher average net debt primarily reflects the return of $501 million to shareholders during 2007 (see page 34) and acquisitions for $121 million.

The weighted annual average interest rate, net increased to 4.9% in 2007 from 4.1% in 2006.

Average net debt increased by $159 million to $1,091 million at December 31, 2007 from $932 million one year earlier. Net debt was affected by $380 million from the share repurchase program, $314 million from capital expenditures, $121 million from quarterly dividends and by $121 million for acquisitions, partly offset by cash flow from operations of $781 million.

The Company refinanced $400 million of U.S. commercial paper with a $400 million U.S. private placement with no material effect on interest expense (see page 35). Higher expenses, partly due to factoring agreements, caused other financial items net to rise to $9 million from $6 million.

Income Taxes

Income before taxes amounted to $446 million compared to $481 million.

The effective tax rate increased to 33.7% in 2007 from 12.2% in 2006 due to a favorable 19.7 percentage point impact of discrete tax items in 2006 and a negative 1.8 percentage point impact in 2007.

Net Income and Earnings per Share

Net income declined by $114 million to $288 million in 2007 from $402 million in 2006 when net income was boosted by $95 million of discrete tax items, while the cost for the court ruling had a negative after-tax impact of $20 million in 2007. Excluding these effects, net income would have been $308 million compared to $307 million in 2006 (non-U.S. GAAP measures, see page 30), despite the stock repurchase program that resulted in higher interest expense.

Primarily due to acquisitions (see page 34), income allocated to minority interest in subsidiaries was reduced by $12 million.

Earnings per share (assuming dilution) declined to $3.68 from $4.88 in 2006 when discrete tax items added $1.15, while earnings per share was reduced by $0.26 in 2007 by the cost for the court ruling. Excluding these effects, earnings per share would have risen by 21 cents or 6% to $3.94 from $3.73 (non-U.S. GAAP measures, see page 30). Currency effects had a favorable impact of 18 cents, the share repurchase program of 17 cents and the 2007 discrete tax items of 10 cents.

Net income in 2007 of $288 million represented 4.3% of sales, including a 0.3% negative effect from the cost for the court ruling. In 2006, net income of $402 million represented 6.5% of sales, of which 1.5 percentage points were due to discrete tax items.

Liquidity, Resources and Financial Position

Cash from Operations

Cash flow from operations, together with available financial resources and credit facilities, are expected to be adequate to fund Autoliv's anticipated working capital requirements, capital expenditures, potential strategic acquisitions and dividend payments.

Cash provided by operating activities was $614 million in 2008, $781 million in 2007 and $560 million in 2006.

While management of cash and debt is important to the overall business, it is not part of the responsibilities of operations' day-to-day management. We therefore focus on operationally derived working capital and have set the target that this key ratio should not exceed 10% of the last 12-month net sales. At December 31, 2008, operating working capital (non-U.S. GAAP measure see page 31) stood at $518 million corresponding to 8.0% of net sales compared to $614 million or 9.1% at December 31, 2007, and $724 million and 11.7% at the end of 2006 when this ratio was boosted by 1.8 percentage points from the release of tax reserves and tax payments made before year-end. The 2008 number was favorably impacted by the sales of $104 million worth of receivables due to factoring agreements (see below). For 2007, this impact was $116 million and for 2006, $95 million.

Days receivables outstanding (see page 70 for definition) decreased to 49 at December 31, 2008 from 64 one year earlier due to the sharp sales drop in December 2008. Factoring agreements did not have any material effect on days receivables outstanding for 2008 or 2007.

Days inventory on-hand (definition on page 70) increased to 39 days at December 31, 2008 from 33 at December 31, 2007. The increase was due to higher raw material prices, higher safety stock for distressed suppliers and more products in transit as a reflection of production moves to low-cost countries.

See Notes 10 and 11 to Consolidated Financial Statements for information concerning cash payments associated with restructuring and product-related liabilities.

Capital Expenditures

Cash generated by operating activities continued to be adequate to cover capital expenditures for property, plant and equipment.

Capital expenditures, gross, were $293 million in 2008, $324 million in 2007 and $328 million in 2006, corresponding to 4.5% of net sales in 2008, 4.8% in 2007, and of 5.3% in 2006.

In 2008 capital expenditures, net of $279 million were $68 million less than depreciation and amortization of $323 million and $24 million, respectively. This difference is due to three reasons: First, active decisions to reduce manufacturing capacity expansion in response to lower LVP-levels. Second, most of the depreciation stems from capital expenditures in high-cost countries, while current capital expenditures are to a higher degree focused in emerging markets where construction costs and cost for machinery are generally lower. Third, in LCC it is possible to use less automation, which reduces capital expenditures for manufacturing lines even more.

After a strong capacity build-up during the last few years, especially in China and India, capital expenditures during 2009 are expected to continue to decline and stay within the range of $200 million to $250 million.

Acquisitions

From time to time, the Company makes acquisitions. The cost of acquisitions (including cash acquired) amounted to $42 million in 2008 (excluding cash outlays of $7 million for an acquisition in 2007), $130 million in 2007 and to $3 million in 2006.

As of September 26, 2008, Autoliv acquired a part of the automotive radar sensors business of Tyco Electronics for $42 million. This acquisition added $7 million to Autoliv's consolidated sales in 2008.

In December 2007, Autoliv acquired the remaining 41% of the shares in the consolidated Chinese subsidiary Autoliv (Changchun) Maw Hung Vehicle Safety Systems for nearly $14 million.

As of October 31, 2007, Autoliv acquired the remaining 50.01% of the shares in Autoliv IFB Private Ltd for $36 million and began to consolidate this Indian seatbelt company. This added $9 million during the two remaining months of 2007 or 0.1% to consolidated sales and $43 million in 2008 (corresponding to 0.7% of sales).

At the beginning of 2007, Autoliv acquired the remaining 35% of the shares in Autoliv-Mando in Korea for $80 million. This strategic acquisition increased amortization related to additional intangibles by $4 million, but reduced cost for minority interests by $12 million.

In 2006, Autoliv increased its holding to 70% from 50% in Nanjing Hongguang Autoliv Safety Systems, which was already consolidated, for approximately $3 million.

Financing Activities

Cash provided by financing activities amounted to $105 million during 2008. Cash and cash equivalents increased by $335 million to $489 million at December 31, 2008 from December 31, 2007. This was the result of precautionary borrowing (See Treasury Activities on page 35) due to the financial turmoil in the fall of 2008.

Net debt (non-U.S. GAAP measure see page 31) increased by $13 million to $1,195 million and net-debt-to-capitalization ratio (see page 70) increased to 36% at December 31, 2008, from 33% at December 31, 2007. The marginally higher net debt was a result of stock repurchases and dividend payments totalling $289 million, capital expenditures, net of $279 million and acquisitions totalling $49 million which was almost fully offset by the Company's operating cash generation in 2008 of $614 million.

In line with the Company's conservative debt policy and in response to the financial turmoil, short-term debt to total debt was reduced to 16% during 2008 from 23% at December 31, 2007 (See Treasure Activities on page 35).

Income Taxes

The Company has reserves for taxes that may become payable in future periods as a result of tax audits.

At any given time, the Company is undergoing tax audits in several tax jurisdictions and covering multiple years. Ultimate outcomes are uncertain but could, in future periods, have a significant impact on the Company's cash flows. See discussions of income taxes under "Accounting Policies" on page 41 and also Note 4 to Consolidated Financial Statements included herein.

Pension Arrangements

The Company has non-contributory defined benefit pension plans covering most U.S. employees, although the Company has frozen participation in the U.S. plans for all employees hired after December 31, 2003.

The Company's non-U.S. employees are also covered by pension arrangements. See Note 18 to the Consolidated Financial Statements included herein by reference for further information about retirement plans.

At December 31, 2008, the Company's recognized liability (i.e. the actual funded status) for its U.S. plans was $54 million and the U.S. plans had a net unamortized actuarial loss of $65 million recorded in Accumulated other comprehensive income (loss) in the Equity Statement. The amortization of this loss is not expected to have any material impact for any of the nine-year estimated remaining service lives of the plan participants.

Pension expense associated with these plans was $4 million in 2008 and is expected to be $13 million in 2009. The Company contributed $15 million to its U.S. defined benefit plan in 2008 and $9 million in 2007.

The Company expects to contribute $6 million to its plans in 2009 and is currently projecting a yearly funding at the same level in the years thereafter.

Dividends

The dividend paid in the first and the second quarters of 2008 was 39 cents per share. The dividend for the third quarter was raised by 5% to 41 cents per share and remained at 41 cents for the fourth quarter.

Total cash dividends of $115 million were paid in 2008 and $121 million in 2007. In addition, the Company returned $174 million to shareholders in 2008 and $380 million in 2007 through repurchases of shares.

The Company reduced the dividend to 21 cents per share for the first quarter 2009 on December 16, 2008 and on February 17, 2009, suspended further dividend payments since the Company believes it is prudent to preserve cash in order to maintain a strong cash position in the current uncertain business environment.

Equity

During 2008, equity decreased by $233 million to $2,117 million due to share repurchases and quarterly dividends totaling $275 million net, currency effects of $101 million and higher pension liabilities of $32 million. Equity was favorably impacted by net income of $165 million and by $10 million from the issuance of shares and other effects related to stock compensation.

In the first quarter 2007, Autoliv adopted FIN-48 (see page 48), which resulted in a release of tax reserves and an increase of equity of $10 million.

Impact of Inflation

Except for raw materials, inflation has generally not had a significant impact on the Company's financial position or results of operations. However, increases in the prices of raw materials in the supply chain had a negative impact of close to $60 million in 2008 on top of $20 million impacts, in both 2007 and 2006, resulting in an aggregate increase of approximately $100 million from the 2005 level.

Inflation is currently expected to remain low in all of the major countries in which the Company operates.

Raw material prices are expected to decline during 2009. Changes in most raw material prices affect the Company with a time lag, which is usually six to twelve months for most materials (See Component Costs on page 37).

Personnel

During 2008, total headcount decreased by 4,600 to 37,300 despite an acquisition in September that added 115. The headcount reduction of 11% was even slightly faster than the 9.5% decline in organic sales.

Headcount increased by 1,100 during the first quarter due to expansion in low-cost countries (LCC). Headcount stood almost unchanged in the second quarter. Headcount then declined by 1,700 in the third quarter and by 4,000 in the fourth quarter, resulting in a gross headcount reduction of nearly 5,900 since July when the Company's Action Program was announced.

During 2007, headcount increased by 100 due to the acquisition of Autoliv IFB in India. However, excluding the acquisition, headcount declined by 1% which compares favorably with the organic sales increase in 2007 of 4%.

During 2008, headcount was reduced by 3,400 in high-cost countries (HCC) and by 1,200 in low-cost countries, while 1,300 were permanent employees and 3,300 temporary labor. As a result, 55% of total headcount at December 31, 2008 were in LCC compared to 52% one year earlier and less than 10% when these programs began in 1999.

To maintain flexibility in the cyclical automotive industry, 9% of total headcount – corresponding to 3,300 people – were temporary hourly workers at December 31, 2008 and 16% one year earlier. In high-cost countries, these ratios were 10% and 18%, respectively. The decline in these ratios during 2008 reflects the effects of the Company's Action Program and other production cuts, which have affected the number of temporary personnel more – and earlier – than the number of permanent employees.

Compensation to Directors and executive officers is reported, as customary for U.S. public companies, in Autoliv's proxy statement.

Significant Litigation

In 1997, Autoliv AB (a wholly-owned subsidiary of Autoliv, Inc.) acquired Marling Industries plc ("Marling"). At that time, Marling was involved in a litigation relating to the sale in 1992 of a French subsidiary. In May 2006, a French court ruled that Marling (now named Autoliv Holding Limited) and another entity, then part of the Marling group, had failed to disclose certain facts in connection with the 1992 sale and appointed an expert to assess the losses suffered by the plaintiff.

The acquirer of the French subsidiary has made claims for damages of €40 million (approximately $56 million) but has not yet provided the court appointed expert with the materials needed to evaluate its claims.

Autoliv, which has appealed the May 2006 court decision, believes it has meritorious grounds for such appeal. In the opinion of the Company's management, it is not possible to give any meaningful estimate of any financial impact that may arise from the claim but it is possible (while management does not believe it is probable) that the final outcome of this litigation will result in a loss that will have to be recorded by Autoliv, Inc.

Treasury Activities

Credit Facilities

After the Lehman Brothers bankruptcy in September 2008 and the outbreak of the global credit crisis, Autoliv's two commercial paper programs were affected in terms of higher interest rate margins, shorter terms and less available volume. We therefore chose to reduce the Company's dependence on the commercial paper markets.

Accordingly, in October and November, Autoliv Inc. entered into two new revolving credit facilities maturing in 2010. The total amount of these facilities is SEK 1.5 billion ($193 million). Loans under these facilities carry a margin of 1.3-1.5 percentage points on the applicable inter-bank reference rate.

Also in the fall of 2008, the Company issued floating-rate medium-term notes of SEK 450 million ($58 million) with a term of 2 and 3 years, while SEK 1,250 million ($161 million) of medium-term notes matured. This refinancing had a short-term negative effect of $1 million on interest expense in the fourth quarter due to temporary elevated LIBOR interest rates. There are no financial covenants (i.e. performance related restrictions) for these new credit agreements nor for any other substantial financing of Autoliv (See Note 12).

Type of facility (Dollars in millions)	**Amount of facility**	**Amount outstanding**	**Weighted average interest rate**	**Additional amount available**
Revolving credit facilities	$1,293	$629	4.7%	$664
U.S. commercial paper program	1,000	50	4.8%	950[1]
Swedish commercial paper program	903	206	6.0%	697[1]
Other short-term debt	270	126	4.0%	144
Swedish medium-term notes	645	229	4.2%	416
US private placement carrying fixed rates	340	340	5.5%	–
US private placement carrying floating rates	75	75	3.4%	–
Other long-term debt, including current portion	22	16	2.8%	0
Total debt as reported	**n/a**	**$1,671**	**n/a**	**$808[2]**

1) Total outstanding commercial paper programs ("CP") should not exceed total undrawn revolving credit facilities ("RCF") according to the Company's financial policy.
2) Unutilized credit facilities (long-term revolving credit facilities and other short-term debt) excluding capital market programs.

To remain compliant with its interest rate risk policy (see page 39), the Company cancelled during 2008 some of the interest rate swaps relating to its $400 million U.S. private placement from 2007. As a result, $340 million of these notes now carry fixed rates varying between 4.6% to 5.8% and $60 million carry floating rates at three-months LIBOR + 1.0%. The notes consist of four tranches of varying sizes, maturing between 2012 and 2019.

Of the $1,100 million revolving credit facility ("RCF"), $500 million was utilized at December 31, 2008. The terms of the agreement remained unchanged but the costs increased marginally (See page 40). In 2007, one bank sold its participation to another bank in the syndicate. The RCF is since then syndicated among 14 banks. This unsecured facility, which remains available until November 2012, is not subject to financial covenants (i.e. performance- related restrictions) and has no forward-looking material adverse change clause (See Note 12).

The weighted average interest rate on the $1,671 million of debt outstanding at December 31, 2008, was 4.7% compared to 5.0% one year earlier. The lower interest rate relates to lower floating rates at year end 2008 compared to year end 2007, partially offset by temporarily elevated LIBOR interest rates in the fall of 2008.

During 2008, the Company sold receivables, without resource, related to select customers with high credit worthiness. Since the Company uses the cash received to repay debt, these factoring arrangements have the effect of reducing net debt and accounts receivable. At December 31, 2008, the Company had received $104 million for sold receivables with a discount of $4 million during the year, compared to $116 million in 2007 with a discount of $4 million recorded as Other financial items, net.

Shares and Share Buybacks

In 2000, the Board authorized a share repurchase program for up to 10 million Autoliv shares. The program was expanded by an additional 10 million shares, both in 2003 and in 2005, and by an additional 7.5 million in November 2007. At December 31, 2008, 3.2 million shares remained of this mandate for repurchases.

Purchases can be made from time to time as market and business conditions warrant in open market, negotiated or block transactions. There is no expiration date for the mandate, which enables management to buy back shares opportunistically. During 2006, when cash flow from operations amounted to $560 million, we returned $221 million to shareholders through share repurchases of 3,976,900 shares at an average cost of $55.69 per share. In 2007, when the cash flow increased to $781 million, we raised the return through share buyback to $380 million by buying back 6,625,595 shares at an average cost of $57.35 per share. On the other hand, in 2008, when cash flow from operations declined to $614 million, we reduced the buyback return to $174 million by repurchasing 3,709,460 shares at an average cost of $46.77 per share. By adjusting its returns to shareholders in this way to the changes in the annual cash flow generation levels and to the changes in the credit markets, the Company achieve high financial stability even in the cyclical automotive industry.

Since the inception of the program, the Company has returned $1,473 million to shareholders by repurchasing 34.3 million shares at an average cost of $42.93 per share.

At December 31, 2008, there were 70.3 million shares outstanding, net of treasury shares, a 5% reduction compared to 73.8 million one year earlier.

Contractual Obligations and Commitments

Aggregate Contractual Obligations[1]

		Payments due by Period			
(Dollars in millions)	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Debt obligations including DRD[2]	$1,684	$286	$230	$877	$291
Fixed-interest obligations including DRD[2]	113	20	40	33	20
Operating lease obligations	91	20	32	22	17
Unconditional purchase obligations	–	–	–	–	–
Other non-current liabilities reflected on the balance sheet	14	–	2	2	10
Total	**$1,902**	**$326**	**$304**	**$934**	**$338**

1) Excludes contingent liabilities arising from litigation, arbitration, income taxes or regulatory actions.
2) Debt-Related Derivatives, see Note 12 to the Consolidated Financial Statements.

Contractual obligations include lease and purchase obligations that are enforceable and legally binding on the Company. Minority interests, post-retirement benefits and restructuring obligations are not included in this table. The major employee obligations as a result of restructuring are disclosed in Note 10.

Debt obligations including DRD: For material contractual provisions, see Note 12. The debt obligations include capital lease obligations, which mainly refer to property and plants in Europe, as well as the impact of revaluation to fair value of Debt-Related Derivatives (DRD).

Fixed-interest obligations including DRD: These obligations include interest on debt and credit agreements relating to periods after December 31, 2008, as adjusted by DRD, excluding fees on the revolving credit facility and interest on debts with no defined amortization plan.

Operating lease obligations: The Company leases certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment. Such operating leases, some of which are non-cancelable and include renewals, expire at various dates (see Note 17).

Unconditional purchase obligations: There are no unconditional purchase obligations other than short-term obligations related to inventory, services, tooling, and property, plant and equipment purchased in the ordinary course of business.

Purchase agreements with suppliers entered into in the ordinary course of business do not generally include fixed quantities. Quantities and delivery dates are established in "call off plans" accessible electronically for all customers and suppliers involved. Communicated "call off plans" for production material from suppliers are normally reflected in equivalent commitments from Autoliv customers.

Other non-current liabilities reflected on the balance sheet: These liabilities consist mainly of local governmental loans.

Off-balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial position, results of operations or cash flows.

Risks and Risk Management

The Company is exposed to several categories of risks. They can broadly be categorized as operational risks, strategic risks and financial risks. Some of the major risks in each category are described below. There are also other risks (see Form 10-K filed with the SEC) that could have a material effect on the Company's results and financial position. Consequently, the description below does not claim to be complete but should be read with our Form 10-K.

As described below, the Company has taken several mitigating actions, applied many strategies, adopted policies, and introduced control and reporting systems to reduce and mitigate these risks.

Operational Risks

Light Vehicle Production

Since approximately 30% of Autoliv's costs are relatively fixed, short-term earnings are highly dependent on capacity utilization in the Company's plants and are, therefore, sales dependent.

Global light vehicle production is an indicator of the Company's sales development, but it is the production levels for the individual vehicle models that Autoliv supplies which are critical (see Dependence on Customers). The Company's sales are split over several hundred contracts covering at least as many vehicle platforms or models which generally moderates the effect of changes in vehicle demand of individual countries and regions.

It is also the Company's strategy to reduce this risk by using a high number of temporary employees instead of permanent employees. During 2008, temporary workers in relation to total headcount varied between 9% and 16%.

However, when there is a dramatic reduction in the level of production of the vehicle models supplied by the Company as occurred during the fall of 2008, it takes time to reduce the level of permanent employees and even longer time to reduce fixed production capacity. As a result, our margins could drop significantly and materially impact earnings and cash flow.

Pricing Pressure

Pricing pressure from customers is an inherent part of the automotive components business. The extent of pricing reductions varies from year to year, and takes the form of reductions in direct sales prices as well as of discounted reimbursements for engineering work.

In response, Autoliv is continuously engaged in efforts to reduce costs and in providing customers added value by developing new products.

The various cost-reduction programs are, to a considerable extent, interrelated. This interrelationship makes it difficult to isolate the impact of any single program on costs, and management does not generally attempt to do so, except for the 2008 action program. Instead, it monitors key measures such as costs in relation to margins and geographical employee mix. But generally speaking, the speed by which these cost-reduction programs generate results will, to a large extent, determine the future profitability of the Company.

Component Costs

Since the cost of direct materials is approximately 52% of net sales, changes in these component costs could have a major impact on margins.

Of these costs, approximately 42% (corresponding to 22% of net sales) are comprised of raw materials and the remaining 58% are value added by the supply chain. Currently, 37% of the raw material cost (or 8% of net sales) is based on steel prices; 34% on oil prices (i.e. nylon, polyester and engineering plastics (7% of net sales); 9% on zinc, aluminum and other non-ferrous metals (2% of net sales); and 13% on electronic components, such as circuit boards (3% of net sales).

Except for magnesium and small quantities of steel and plastic resins, the Company does not buy any raw materials but only manufactured components. As a result, changes in most raw material prices affect the Company with a time lag, which is usually six to twelve months for most materials, but one to three months for magnesium, zinc and aluminum.

The Company's strategy is to offset price increases on cost of materials by taking several actions such as material standardization, consolidating volumes to fewer suppliers and moving components sourcing to low-cost countries. Should we fail to do so, our earnings could be materially impacted.

Product Warranty and Recalls

The Company is exposed to various claims for damages and compensation, if our products fail to perform as expected. Such claims can be made, and result in costs and other losses to the Company, even where the relevant product is eventually found to have functioned properly. Where a product (actually or allegedly) fails to perform as expected, we may face warranty and recall claims. Where such actual or alleged failure results, or is alleged to result, in bodily injury and/or property damage we may in addition face product-liability and other claims.

There can be no assurance that the Company will not experience any material warranty, recall or product-liability claim or loss in the future or that the Company will not incur significant cost to defend against such claims. The Company may be required to participate in a recall involving its products. Each vehicle manufacturer has its own practices regarding product recalls and other product-liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product-liability claims. Also, as our products increasingly use global platforms (are based on or utilize the same or similar parts, components or solutions) the risk that any given failure or defect will result in Autoliv incurring material cost is increasing.

A warranty, recall or a product-liability claim brought against the Company in excess of the Company's insurance may have a material adverse effect on its business. Vehicle manufacturers are also increasingly requiring their external suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold the Company responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties when the product supplied did not perform as represented.

Accordingly, the future costs of warranty claims by the Company's customers may be material. However, we believe our established reserves are adequate to cover potential warranty settlements, typically seen in our business.

The Company's warranty reserves are based upon management's best estimates of amounts necessary to settle future and existing claims. Management regularly evaluates the appropriateness of these reserves, and adjusts them when they believe it is appropriate to do so. However, the final amounts determined to be due could differ materially from the Company's recorded estimates.

The Company's strategy is to follow a stringent procedure when developing new products and technologies and to apply a proactive "zero-defect" quality policy (see page 19). In addition, the Company carries product-liability and product-recall insurance at levels that management believes are generally sufficient to cover the risks. However, such insurance may not always be available in appropriate amounts or in all markets. Further, the cost for such insurance impacts management's decision regarding what insurance to procure. As a result, the Company may face material losses in excess of the insurance coverage procured. A substantial recall or liability in excess of coverage levels could therefore have a material adverse effect on the Company.

Environmental

While the Company's businesses from time to time are subject to environmental investigations, there are no material environmental-related cases pending against the Company. In addition, Autoliv does not incur (or expect to incur) any material costs or capital expenditures associated with maintaining facilities compliant with U.S. or non-U.S. environmental requirements. Since most of the Company's manufacturing processes consist of the assembly of components, the environmental impact from the Company's plants is generally modest.

To reduce environmental risk, the Company has implemented an environmental management system (see page 23) and has adopted an environmental policy (see corporate website www.autoliv.com) that requires, for instance, that all plants should be ISO-14001 certified.

However, environmental requirements are complex, change and have tended to become more stringent over time. Accordingly, there can be no assurance that these requirements will not change or become more stringent in the future, or that we will at all times be in compliance with all such requirements and regulations, despite our intention to be. The Company may also find itself subject, possibly due to changes in legislation, to environmental liabilities based on the activities of its predecessor entities or of businesses acquired. Such liability could be based on activities which are not at all related to the Company's current activities.

Strategic Risks

Regulations

In addition to vehicle production, the Company's market is driven by the safety content per vehicle, which is affected by new regulations and new crash-test rating programs, in addition to consumer demand for new safety technologies.

The most important regulation is the U.S. federal law that, since 1997, requires frontal airbags for both the driver and the front-seat passenger in all new vehicles sold in the U.S. Seatbelt installation laws exist in all vehicle-producing countries. Many countries also have strict enforcement laws on the wearing of seatbelts. The U.S. has adopted new regulations for side-impact protection to be phased-in during a three-year period beginning in 2010. China introduced a crash-test rating program in 2006. Europe introduced a new more stringent Euro NCAP rating system in 2009, and the National Highway and Safety Administration (NHTSA) has decided to upgrade the equivalent U.S. crash-test rating program. There are also other plans for improved automotive safety, both in these countries and many countries that could affect the Company's market.

There can be no assurance, however, that changes in regulations could not adversely affect the demand for the Company's products or, at least, result in a slower increase in the demand for them.

Dependence on Customers

The five largest vehicle manufacturers account for 54% of global light vehicle production and the ten largest manufacturers for 80%.

As a result of this highly consolidated market, the Company is dependent on a relatively small number of customers with strong purchasing power.

The Company's five largest customers account for 53% of revenues and the ten largest customers account for 81% of revenues. For a list of the largest customers, see Note 19 on page 63.

The largest contract accounted for 5% of sales in 2008. This contract expires in 2012.

Although business with every major customer is split into several contracts (usually one contract per vehicle platform), the loss of all business of a major customer, the consolidation of one or more major customers or a bankruptcy of a major customer could have a material adverse effect on the Company.

In addition, a significant disruption in the industry, a significant decline in demand or pricing, or a dramatic change in technology could have a material adverse effect.

Customer Payment Risk

Another risk related to our customers is the risk that one or more customers will be unable to pay invoices that become due. The probability that this will occur has increased lately as more customers have increasingly faced financial difficulties and we expect this risk to increase even further in 2009.

We seek to limit Autoliv's customer payment risks by invoicing major customers through their local subsidiaries in each country, even for global contracts. We thus try to avoid having Autoliv's receivables with a multinational customer group exposed to the risk that a bankruptcy or similar event in one country puts all receivables with the customer group at risk. In each country, we also monitor invoices becoming overdue.

Even so, if a major customer would be unable to fulfill its payment obligations, it is likely that the Company will be forced to record a substantial loss.

Autoliv's receivables with GM in North America, at quarter-ends, tend to vary between approximately $50-100 million; with Ford in North America between $25-50 million and with Chrysler in North America between $25-60 million.

Dependence on Suppliers

Autoliv, at each stage of production, relies on internal or external suppliers in order to meet its delivery commitments. In some cases, customers require that the suppliers are qualified and approved by them. Autoliv's supplier consolidation program seeks to reduce costs but increases our dependence on the remaining suppliers. As a result, the Company is dependent, in several instances, on a single supplier for a specific component.

Consequently, there is a risk that disruptions in the supply chain could lead to the Company not being able to meet its delivery commitments and, as a consequence, to extra costs. This risk increases as suppliers are being squeezed between high raw material prices and the continuous pricing pressure in the automotive industry. This risk has also increased during 2008 and is likely to continue to increase during 2009 as a result of significantly lower LVP levels and a much tighter liquidity market.

The Company's strategy is to reduce these supplier risks by seeking to maintain multiple suppliers in all significant component technologies, by standardization and by developing alternative suppliers around the world.

However, for various reasons including costs involved in maintaining alternative suppliers, this is not always possible. As a result, difficulties with a single supplier could impact more than one customer and product, and thus materially impact our earnings.

New Competition

The market for occupant restraint systems has undergone a significant consolidation during the past ten years and Autoliv has strengthened its position in this passive safety market.

However, in the future, the best growth opportunities may be in safety electronics and active safety systems markets, which include and are likely to include other and often larger companies than Autoliv's traditional competitors. Additionally, there is no guarantee our customers will adopt our new products or technologies.

Autoliv is reducing the risk of this trend by utilizing its leadership in passive safety to develop a strong position in active and especially integrated safety (see pages 15-16).

Patents and Proprietary Technology

The Company's strategy is to protect its innovations with patents, and to vigorously protect and defend its patents, trademarks and know-how against infringement and unauthorized use. At the end of 2008, the Company held more than 4,800 patents. The patents expire on various dates during the period 2009 to 2028. The expiration of any single patent is not expected to have a material adverse effect on the Company's financial results.

Although the Company believes that its products and technology do not infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims against the Company in the future. Also, there can be no assurance that any patent now owned by the Company will afford protection against competitors that develop similar technology.

Financial Risks

The Company is exposed to financial risks through its international operations and debt-financed activities. These financial risks are caused by variations in the Company's cash flows resulting from changes in exchange rates and interest rate levels, as well as from refinancing and credit risks.

In order to reduce the financial risks and to take advantage of economies of scale, the Company has a central treasury department supporting operations and management. The treasury department handles external financial transactions and functions as the Company's in-house bank for its subsidiaries.

The Board of Directors monitors compliance with the financial policy on an on-going basis. At December 31, 2008, the Company was compliant with all of its financial policies.

However, as of February 19, 2009, the Company did not meet its objective of maintaining a strong investment grade rating, following Standard and Poor's decision to change Autoliv's rating to BBB- (see page 40).

Currency Risks

1. Transaction Exposure

Transaction exposure arises because the cost of a product originates in one currency and the product is sold in another currency.

The Company's gross transaction exposure forecasted for 2009 is approximately $1.6 billion. A part of the flows have counter-flows in the same currency pair, which reduces the net exposure to approximately $1.2 billion per annum. In the three largest net exposures, Autoliv expects to sell U.S. dollars against Mexican Peso for the equivalent of $218 million, Japanese Yen against Thai Baht for $108 million and Euros against Swedish Krona for $102 million. Together these currencies will account for approximately one third of the Company's net exposure.

Since the Company can only effectively hedge these flows in the short term, periodic hedging would only reduce the impact of fluctuations temporarily. Over time, periodic hedging would postpone but not reduce the impact of fluctuations. In addition, the net exposure is limited to less than one quarter of net sales and is made up of 51 different currency pairs with exposures in excess of $1 million each. Consequently, the income statement effect related to transaction exposures is modest. As a result, Autoliv does not hedge these flows.

2. Translation Exposure in the Income Statement

Another effect of exchange rate fluctuations arises when the income statements of non-U.S. subsidiaries are translated into U.S. dollars. Outside the U.S., the Company's most significant currency is the Euro. Close to 55% of the Company's net sales is denominated in Euro or other European currencies, while 18% of net sales is denominated in U.S. dollars. The Company estimates that a one-percent increase in the value of the U.S. dollar versus the European currencies would have decreased reported U.S. dollar net annual sales in 2008 by approximately $35 million or by roughly 0.5%. Reported operating income for 2008 would also have declined by 0.5% or by approximately $2 million. The fact that both sales and operating income is impacted at the same rate (i.e. 0.5%) is due to the fact that most of the Company's production is local. Accordingly, most revenues and costs are matched in the same currencies.

The Company's policy is not to hedge this type of translation exposure since there is no cash flow effect to hedge.

3. Translation Exposure in the Balance Sheet

A translation exposure also arises when the balance sheets of non-U.S. subsidiaries are translated into U.S. dollars. The policy of the Company is to finance major subsidiaries in the country's local currency.

Consequently, changes in currency rates relating to funding have a small impact on the Company's income.

Interest Rate Risk

Interest rate risk refers to the risk that interest rate changes will affect the Company's borrowing costs. Autoliv's interest rate risk policy states that an increase in floating interest rates of one percentage point should not increase the annual net interest expense by more than $10 million in the following year and not by more than $15 million in the second year.

The Company estimates, given its debt structure at the end of 2008, that a one percentage point interest rate increase would increase net interest expense in 2009 and 2010 by $8.1 million and $8.2 million, respectively.

The fixed interest rate debt is achieved both by issuing fixed rate notes and through interest rate swaps. The most notable debt carrying fixed interest rates is $340 million of the $400 million private placement issued in 2007 (see page 57, Note 12).

The entire placement was issued carrying fixed interest rates. In order to benefit from a potential future decrease in interest rates, $200 million of this placement was initially swapped into floating interest rates. As fixed U.S. dollar rates decreased in 2008, $140 million of the $200 million swaps were cancelled and lower fixed rate debt has thus been achieved.

The table below shows the maturity and composition of the Company's net borrowings.

December 31, 2008	% of total	% with fixed interest	% with floating interest	Maturity of fixed rate part
U.S. Dollars (USD)	70	41	59	6 years
Euros (EUR)	15	0	100	–
Japanese Yen (JPY)	12	40	60	2 years
Other	3	0	100	–
Total	**100**	**33**	**67**	

Given this interest rate profile, a 1% change in interest rates on the Company's floating rate debt would change net interest expense by $8.1 million during the first year and by $8.2 million during the second year.

Refinancing Risk

Refinancing risk or borrowing risk refers to the risk that it could become difficult to refinance outstanding debt.

The severe financial turmoil beginning in September 2008 has increased this risk for all debt-financed companies. However, Autoliv's financial position remained strong, which was evidenced by a successful issuance of bank and capital market debt without financial covenants (i.e. performance-related restrictions) in the midst of the credit crisis in the fall of 2008. The total amount of this new medium-term debt was equivalent to $250 million.

The Company also has a syndicated revolving credit facility with a group of banks, which backs its short-term commercial paper programs. The committed facility of $1.1 billion matures in November 2012. In October, as a precautionary measure in response to the credit crisis, the Company drew $500 million of this facility for six months.

As Autoliv's credit rating was changed to BBB- by Standard and Poor's on February 19, 2009, it will become more difficult to issue commercial paper both in the Swedish and US markets. At year-end 2008, Autoliv had $256 million of commercial paper outstanding in these markets.

In 2007, the Company issued a $400 million U.S. private placement. This transaction decreases the refinancing risk as note maturities are spread out between 2012 and 2019.

The Company's policy is that total net debt (non-U.S. GAAP measure, see page 31) shall be issued as or covered by long-term facilities with an average maturity of at least three years. At December 31, 2008, net debt was $1,195 million and total available long-term facilities were $1,795 million with an average life of 4.2 years.

Credit Risk in Financial Markets

Credit risk refers to the risk of a counterparty being unable to fulfill an agreed obligation. This risk has increased for all companies as a result of the deterioration of the credit quality of many banks.

In the Company's financial operations, this risk arises when cash is deposited with banks and when entering into forward exchange agreements, swap contracts or other financial instruments.

The policy of the Company is to work with banks that have a high credit rating and that participate in the Company's financing.

In order to further reduce credit risk, deposits and financial instruments can only be entered into with a limited number of banks up to a calculated risk amount of $75 million per bank. In addition, deposits can be made in U.S. and Swedish government short-term notes and certain AAA-rated money market funds as approved by the Company's Board. At year-end 2008, the Company was compliant also with this policy and held $225 million in AAA-rated money market funds.

Debt Limitation Policy

To manage the inherent risks and cyclicality in the Company's business, the Company maintains a relatively conservative financial leverage.

The Company's policy is to always maintain a leverage ratio significantly below three and an interest coverage ratio significantly above 2.75. At the end of 2008, these ratios were 2.0 times and 5.5 times, respectively. For details on leverage ratio and interest-coverage, refer to the tables on this page which reconcile these two non-U.S. GAAP measures to U.S. GAAP measures.

In addition, it is the objective of Autoliv to have a strong investment grade rating. However, Autoliv's long-term credit rating was changed in November 2008 from A- to BBB+ and further changed in February 2009 to BBB-. Although this does not fully meet our objective of a strong investment grade, Autoliv's credit rating remains investment grade. The recent rating changes increase the annual commitment fee for the revolving credit facility (RCF) by 0.02 percentage points and the interest rate for any future draw downs from the RCF to LIBOR interest rates +0.25% from LIBOR interest rates +0.175% compared to the level when the rating was A-.

Debt Maturity Profile


US$ (millions)
2,500
2,000
1,500
1,000
500
0
Unused long-term facilities – $0.7B
Cash – $0.5B
Net Debt – $1.2B
Debt Capacity
09[1]
10
11
12[2]
13
after 2013
Maturity

1) Includes capital markets maturities as well as local facilities of $127 million.
2) Includes $500 million utilized part of credit facility which has roll over in 2009

Reconciliations to U.S. GAAP

Interest Coverage Ratio Full Year 2008	
Operating income	$306.5
Amortization of intangibles[1]	23.6
Operating profit per the Policy	**$330.1**
Interest expense net[2]:	**$60.1**
Interest coverage ratio	**5.5**

Leverage Ratio December 31, 2008	
Net debt[3]	$1,195.3
Pension liabilities	111.0
Debt per the Policy	**$1,306.3**
Income before income taxes	$248.7
Plus: Interest expense net[2]	60.1
Depreciation and amortization of intangibles[1]	346.9
EBITDA per the Policy	**$655.7**
Leverage ratio	**2.0**

1) Including impairment write-offs, if any.
2) Interest expense net is interest expense less interest income.
3) Net debt is short- and long-term debt and debt-related derivatives (see Note 12) less cash and cash equivalents.

Outlook for 2009

During 2009, global light vehicle production is currently expected to decrease by 17% as an average for the year. In North America and Western Europe, where Autoliv generates more than 70% of revenues, LVP is currently expected to decline by approximately 27% and 23%, respectively, but our customer keep adjusting their production schedules.

We expect to offset some of the negative effects from lower LVP primarily through further introductions of curtain airbags and by market share gains in electronics, partly thanks to a new cost-efficient safety electronic control unit (see page 16). Consequently, we expect Autoliv's organic sales during 2009 to track, or slightly outperform, the combined LVP in North America and Western Europe. The declines in organic sales are expected to gradually abate during the year, mainly because of the tough comparisons against the same periods 2008, especially in the first quarter when LVP also will be affected by severe reductions in vehicle inventories.

Currency effects could have a negative impact of 7% on consolidated sales for the full year, provided that the mid-February 2009 exchange rates prevail.

Given the current price trends for steel and other raw materials, we currently expect to benefit from lower component costs compared to 2008 by approximately $50 million, virtually all of it in the latter part of the year. We also expect the unusually high startup costs in Asia to subside during the year. In addition, The Action Program and other restructuring measures should generate increasingly higher cost savings.

Consequently, we expect 2009 to start on a very weak note with a negative cash flow. Excluding major customer defaults and provided that the current LVP and raw material trends prevail, it could be possible to report a positive operating income excluding restructuring costs later in the year, and potentially for the full year 2009. There could be substantial restructuring activities and costs during 2009, possibly in the same magnitude as in 2008.

The negative effect of higher interest expense due to an expected higher average net debt during 2009 than during 2008 is expected to be offset by the current trend of lower floating market interest rates.

It should be noted that all forecasts and assumptions are currently very uncertain due to customer and supplier financial viability, see "Safe Harbor Statement" on page 30.

Accounting Policies

New Accounting Pronouncements

The Company has evaluated the recently issued accounting guidance.

The Company adopted FASB Statement No 157, Fair Value Measurements (FAS-157) for all financial assets and liabilities required to be measured at fair value on a recurring basis, prospectively from January 1, 2008. The application of FAS-157 for financial instruments which are periodically measured at fair value did not have a significant impact on earnings nor the financial position.

Application of Critical Accounting Policies

The Company's significant accounting policies are disclosed in Note 1 to the Consolidated Financial Statements included herein.

Senior management has discussed the development and selection of critical accounting estimates and disclosures with the Audit Committee of the Board of Directors. The application of accounting policies necessarily requires judgments and the use of estimates by a company's management. Actual results could differ from these estimates.

Management considers it important to assure that all appropriate costs are recognized on a timely basis. In cases where capitalization of costs is required (e.g., certain pre-production costs), stringent realization criteria are applied before capitalization is permitted. The depreciable lives of fixed assets are intended to reflect their true economic life, taking into account such factors as product life cycles and expected changes in technology. Assets are periodically reviewed for realizability and appropriate valuation allowances are established when evidence of impairment exists. Impairment of long-lived assets has generally not been significant.

Revenue Recognition

Revenues are recognized when there is evidence of a sales agreement, delivery of goods has occurred, the sales price is fixed and determinable and the collectibility of revenue is reasonably assured. The Company records revenue from the sale of manufactured products upon shipment.

Accruals are made for retroactive price adjustments if probable and can be reasonably estimated. Net sales include the sales value exclusive of added tax.

Bad Debt and Inventory Reserves

The Company has reserves for bad debts as well as for excess and obsolete inventories.

The Company has guidelines for calculating provisions for bad debts based on the age of receivables. In addition, the accounts receivable are evaluated on a specific identification basis. In determining the amount of a bad debt reserve, management uses its judgment to consider factors such as the prior experience of the debtor, the experience of other enterprises in the same industry, the debtor's ability to pay and/or an appraisal of current economic conditions.

Inventories are evaluated based on individual or, in some cases, groups of inventory items. Reserves are established to reduce the value of inventories to the lower of cost or market, with market generally defined as net realizable value for finished goods and replacement cost for raw materials and work-in-process. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period. The Company has guidelines for calculating provisions for excess inventories based on the number of months of inventories on hand compared to anticipated sales or usage. Management uses its judgment to forecast sales or usage and to determine what constitutes a reasonable period.

There can be no assurance that the amount ultimately realized for receivables and inventories will not be materially different than that assumed in the calculation of the reserves.

Goodwill Impairment

The Company performs an annual impairment review of goodwill in the fourth quarter of each year following the Company's annual forecasting process. The estimated fair market value of goodwill is determined by the discounted cash flow method. The Company discounts projected operating cash flows using its weighted average cost of capital.

To supplement this analysis, the Company compares the market value of its equity, calculated by reference to the quoted market prices of its shares, with the book value of its equity. There were no goodwill impairments in 2006-2008. See in Note 1, under "Impairment of Goodwill".

Defined Benefit Pension Plans

The Company has defined benefit pension plans covering most U.S. employees and some non-U.S. employees most of which are in high-cost countries, see Note 18.

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual pension expense. For the U.S. plans, the assumptions used for calculating the 2008 pension expense were a discount rate of 6.4%, expected rate of increase in compensation levels of 4.0%, and an expected long-term rate of return on plan assets of 7.5%.

The assumptions used in calculating the U.S. benefit obligations disclosed as of December 31, 2008 were a discount rate of 6.4% and an expected rate of increase in compensation levels of 4.0%. The discount rate is set based on the yields on long-term high-grade corporate bonds and is determined by reference to financial markets on the measurement date.

The expected rate of increase in compensation levels and long-term return on plan assets are determined based on a number of factors and must take into account long-term expectations. The Company assumes a long-term rate of return on U.S. plan assets of 7.5% for calculating the 2008 expense as in 2007. At December 31, 2008, 57% of plan assets was invested in equities, compared to the target of 65%.

A 1% decrease in the long-term rate of return on plan assets would result in an increase in the U.S. annual pension expense of $1 million. A 1% decrease in the discount rate would have increased the 2008 U.S. pension expense by $6 million and would have increased the December 31, 2008 benefit obligation by $38 million. A 1% increase in the expected rate of increase in compensation levels would have increased 2008 pension expense by $2 million and would have increased the December 31, 2008 benefit obligation by $8 million.

Income Taxes

Significant judgment is required in determining the worldwide provision for income taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Many of these uncertainties arise as a consequence of inter-company transactions and arrangements.

Although the Company believes that its tax return positions are supportable, no assurance can be given that the final outcome of these matters will not be materially different than that which is reflected in the historical income tax provisions and accruals. Such differences could have a material effect on the income tax provisions or benefits in the periods in which such determinations are made.

In fact, adjustments to reserves for income taxes did have a material impact during 2006. See Note 4.

Contingent Liabilities

Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability or other matters. See Note 16 to the Consolidated Financial Statements included herein.

The Company diligently defends itself in such matters and, in addition, carries insurance coverage to the extent reasonably available against insurable risks.

The Company records liabilities for claims, lawsuits and proceedings when they are identified and it is possible to reasonably estimate the cost.

The Company believes, based on currently available information, that the resolution of outstanding matters, after taking into account recorded liabilities and available insurance coverage, should not have a material effect on the Company's financial position or results of operations.

However, due to the inherent uncertainty associated with such matters, there can be no assurance that the final outcomes of these matters will not be materially different than currently estimated.

Management's Report on Internal Control over Financial Reporting

Management of the company is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Autoliv's internal control over financial reporting as of December 31, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.

Based on our assessment, we believe that, as of December 31, 2008, the Company's internal control over financial reporting is effective.

The Company's independent auditors – Ernst & Young AB, an independent registered public accounting firm – have issued an audit report on the effectiveness of the Company's internal control over financial reporting, which is included herein, see page 65.

The certification required pursuant to Section 303A 12(a) of the New York Stock Exchange Listed Company Manual has been filed with the New York Stock Exchange.

The Company has also filed the CEO/CFO certifications required pursuant to Section 302 of the Sarbanes Oxley Act of 2002 as exhibit 31.1 and 31.2 to the form 10-K filed with the Securities and Exchange Commission.

Consolidated Statements of Income

(Dollars and shares in millions, except per share data)		Years ended December 31 2008	2007	2006
Net sales	Note 19	$6,473.2	$6,769.0	$6,188.0
Cost of sales		(5,349.0)	(5,438.4)	(4,922.8)
Gross profit		**1,124.2**	**1,330.6**	**1,265.2**
Selling, general and administrative expenses		(354.3)	(359.8)	(325.5)
Research, development and engineering expenses, net		(367.2)	(395.7)	(397.6)
Amortization of intangibles	Note 9	(23.6)	(20.3)	(15.1)
Other income (expense), net	Note 10,16	(72.6)	(52.8)	(7.0)
Operating income		**306.5**	**502.0**	**520.0**
Equity in earnings of affiliates		3.9	6.4	5.2
Interest income	Note 12	12.8	9.0	8.6
Interest expense	Note 12	(72.9)	(62.5)	(46.9)
Other financial items, net		(1.6)	(8.7)	(5.5)
Income before income taxes		**248.7**	**446.2**	**481.4**
Income taxes	Note 4	(76.3)	(150.3)	(58.9)
Minority interests in subsidiaries		(7.7)	(8.0)	(20.2)
Net income		**$164.7**	**$287.9**	**$402.3**

Earnings per common share			
– basic	$2.29	$3.70	$4.90
– assuming dilution	$2.28	$3.68	$4.88
Weighted average number of shares (in millions)			
– basic	71.8	77.9	82.1
– assuming dilution	72.1	78.3	82.5
Number of shares outstanding, net of treasury shares (in millions)	70.3	73.8	80.1
Cash dividend per share – declared	1.42	1.56	1.41

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(Dollars and shares in millions)		At December 31 2008	2007
Assets			
Cash and cash equivalents		$488.6	$153.8
Receivables (net of allowances of $9.9 and $10.9)	Note 5	838.5	1,230.7
Inventories, net	Note 6	592.4	561.3
Income tax receivables	Note 4	46.3	32.2
Prepaid expenses		50.1	57.5
Other current assets		70.4	59.7
Total current assets		**2,086.3**	**2,095.2**
Property, plant and equipment, net	Note 8	1,158.2	1,259.8
Investments and other non-current assets	Note 7	215.9	190.9
Goodwill	Note 9	1,607.8	1,613.4
Intangible assets, net	Note 9	137.4	146.1
Total assets		**$5,205.6**	**$5,305.4**
Liabilities and shareholders' equity			
Short-term debt	Note 12	$270.0	$311.9
Accounts payable		613.4	834.0
Accrued expenses	Note 10,11	324.3	315.4
Other current liabilities		134.6	155.4
Income tax payable	Note 4	38.4	46.6
Total current liabilities		**1,380.7**	**1,663.3**
Long-term debt	Note 12	1,401.1	1,040.3
Pension liability	Note 18	111.0	63.3
Other non-current liabilities		139.0	137.2
Total non-current liabilities		**1,651.1**	**1,240.8**
Minority interests in subsidiaries		57.3	52.2
Commitments and contingencies	Note 16,17		
Common stock[1)]		102.8	102.8
Additional paid-in capital		1,954.3	1,954.3
Retained earnings		1,402.8	1,339.3
Accumulated other comprehensive income		54.3	187.5
Treasury stock (32.5 and 29.0 shares)		(1,397.7)	(1,234.8)
Total shareholders' equity	Note 13	**2,116.5**	**2,349.1**
Total liabilities and shareholders' equity		**$5,205.6**	**$5,305.4**

1) Number of shares: 350 million authorized, 102.8 million issued for both years, and 70.3 and 73.8 million outstanding for 2008 and 2007, respectively.

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Dollars in millions)		Years ended December 31 2008	2007	2006
Operating activities				
Net income		$164.7	$287.9	$402.3
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		346.9	320.8	302.6
Deferred income taxes		(12.2)	(1.0)	(21.1)
Undistributed earnings from affiliated companies		(3.6)	(6.6)	(4.4)
Net change in:				
Receivables and other assets		352.9	110.8	(10.3)
Inventories gross		(66.1)	11.9	(31.5)
Accounts payable and accrued expenses		(206.4)	36.7	(35.1)
Income taxes		(7.1)	9.7	(79.7)
Other, net		44.5	10.6	37.0
Net cash provided by operating activities		**613.6**	**780.8**	**559.8**
Investing activities				
Expenditures for property, plant and equipment		(293.4)	(323.6)	(328.3)
Expenditures for intangible assets		(0.6)	(2.3)	(2.5)
Proceeds from sale of property, plant and equipment		14.9	11.7	35.9
Acquisition of businesses, net of cash acquired	Note 14	(49.3)	(120.6)	–
Investments in affiliated companies		2.2	1.1	8.5
Other		(1.6)	2.6	(2.0)
Net cash used in investing activities		**(327.8)**	**(431.1)**	**(288.4)**
Financing activities				
Net decrease in short-term debt		(22.5)	(33.8)	(320.1)
Issuance of long-term debt		737.4	648.4	369.1
Repayments and other changes in long-term debt		(322.5)	(498.9)	(158.5)
Minority interest share of dividends paid		(3.3)	(1.2)	(2.8)
Dividends paid		(115.2)	(120.6)	(112.1)
Shares repurchased		(173.5)	(380.0)	(221.5)
Common stock options exercised	Note 15	4.9	11.4	7.7
Net cash provided by (used in) financing activities		**105.3**	**(374.7)**	**(438.2)**
Effect of exchange rate changes on cash and cash equivalents		(56.3)	10.7	39.0
Increase (decrease) in cash and cash equivalents		**334.8**	**(14.3)**	**(127.8)**
Cash and cash equivalents at beginning of year		153.8	168.1	295.9
Cash and cash equivalents at end of year		**$488.6**	**$153.8**	**$168.1**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(Dollars and shares in millions)	Number of shares	Common stock	Additional paid in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total[1] shareholders' equity
Balance at December 31, 2005	**102.8**	**$102.8**	**$1,954.3**	**$900.9**	**$37.7**	**$(679.6)**	**$2,316.1**
Comprehensive Income:							
Net income				402.3			402.3
Net change in cash flow hedges					(1.2)		(1.2)
Foreign currency translation					41.6		41.6
Pension liability					(1.5)		(1.5)
Total Comprehensive Income							441.2
Cumulative effect of the adoption of FAS-158[2]					(18.7)		(18.7)
Common stock incentives[3]						27.6	27.6
Cash dividends				(141.8)			(141.8)
Repurchased treasury shares						(221.5)	(221.5)
Balance at December 31, 2006	**102.8**	**$102.8**	**$1,954.3**	**$1,161.4**	**$57.9**	**$(873.5)**	**$2,402.9**
Comprehensive Income:							
Net income				287.9			287.9
Net change in cash flow hedges					(0.2)		(0.2)
Foreign currency translation					108.1		108.1
Pension liability					21.7		21.7
Total Comprehensive Income							417.5
Cumulative effect of the adoption of FIN-48[4]				9.7			9.7
Common stock incentives[3]						18.7	18.7
Cash dividends declared				(119.7)			(119.7)
Repurchased treasury shares						(380.0)	(380.0)
Balance at December 31, 2007	**102.8**	**$102.8**	**$1,954.3**	**$1,339.3**	**$187.5**	**$(1,234.8)**	**$2,349.1**
Comprehensive Income:							
Net income				164.7			164.7
Net change in cash flow hedges					0.0		0.0
Foreign currency translation					(100.7)		(100.7)
Pension liability					(32.5)		(32.5)
Total Comprehensive Income							31.5
Common stock incentives[3]						10.6	10.6
Cash dividends declared				(101.2)			(101.2)
Repurchased treasury shares						(173.5)	(173.5)
Balance at December 31, 2008	**102.8**	**$102.8**	**$1,954.3**	**$1,402.8**	**$54.3**	**$(1,397.7)**	**$2,116.5**

1) See Note 13 for further details – includes tax effects where applicable.
2) See Notes 1 and 18 for further details – includes tax effects.
3) See Notes 1 and 15 for further details – includes tax effects.
4) See Notes 1 and 4 for further details.

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(Dollars in millions, except per share data)

1 Summary of Significant Accounting Policies

Nature of Operations

Autoliv is a global automotive safety supplier with sales to all the leading car manufacturers.

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") and include Autoliv, Inc. and all companies over which Autoliv, Inc. directly or indirectly exercises control, which generally means that the Company owns more than 50% of the voting rights. Consolidation is also required when the Company is subject to a majority of the risk of loss from or is entitled to receive a majority of the residual returns or both from a variable interest entity's activities.

All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements.

Investments in affiliated companies in which the Company exercises significant influence over the operations and financial policies, but does not control, are reported according to the equity method of accounting. Generally, the Company owns between 20 and 50 percent of such investments.

Business Combinations

The purchase price of an acquired entity is allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition following the measurement requirements in Financial Accounting Standards Board ("FASB") Statement No. 141, Business Combinations ("FAS-141"). The acquisition cost in a business combination includes direct and indirect acquisition costs and any contingent consideration.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when there is evidence of a sales agreement, delivery of goods has occurred, the sales price is fixed and determinable and the collectibility of revenue is reasonably assured. The Company records revenue from the sale of manufactured products upon shipment.

Accruals are made for retroactive price adjustments if probable and can be reasonably estimated.

Net sales include the sales value exclusive of added tax.

Cost of Sales

Shipping and handling costs are included in cost of sales. Contracts to supply products which extend for periods in excess of one year are reviewed when conditions indicate that costs may exceed selling prices, resulting in losses. Losses on long-term supply contracts are recognized when estimable.

Research, Development and Engineering (R,D&E)

Research and development and most engineering expenses are expensed as incurred. These expenses are reported net of royalty income and income from contracts to perform engineering design and product development services. Such income is not significant in any period presented.

Certain engineering expenses related to long-term supply arrangements are capitalized when the defined criteria, such as the existence of a contractual guarantee for reimbursement, are met. The aggregate amount of such assets is not significant in any period presented.

Tooling is generally agreed upon as a separate contract or a separate component of an engineering contract, as a pre-production project. Capitalization of tooling costs is made only when the criteria in EITF 99-5 "Accounting for Pre-Production Costs Related to Long Term Supply Arrangements" for customer-funded tooling or the criteria for capitalization as property, plant & equipment (PP&E) for tools owned by Autoliv are fulfilled. Depreciation on Autoliv's own tools is recognized in the income statement as cost of sales.

Stock Based Compensation

Under the Autoliv, Inc. 1997 Stock Incentive Plan (the "Plan") adopted by the Shareholders, and as further amended, awards have been made to selected executive officers of the Company and other key employees in the form of stock options and Restricted Stock Units ("RSUs"). All options are granted for 10-year terms, have an exercise price equal to the fair market value of the share at the date of grant, and become exercisable after one year of continued employment following the grant date. Each RSU represents a promise to transfer one of the Company's shares to the employee after three years of service following the date of grant or upon retirement, whichever is earlier. The source of the shares issued upon share option exercise or lapse of RSU service period is generally from treasury shares. The Plan provides for the issuance of up to 5,085,055 common shares for awards. At December 31, 2008, 3,943,038 of these shares have been issued for awards. For stock options and RSUs outstanding and options exercisable at year end, see Note 15.

The compensation costs for all of the Company's stock-based compensation awards are determined based on the fair value method, using FASB Statement No. 123 (Revised 2004), Share-Based Payment ("FAS-123(R)"). The Company records the compensation expense for RSUs and stock options over the vesting period.

The fair value of the RSUs is calculated as the fair value of the shares at the RSU grant date. The grant date fair value for RSUs granted in 2005, 2004 and 2003 (vested in 2008, 2007 and 2006) was $4.7 million, $4.0 million and $2.8 million respectively.

The weighted average fair value of options granted during 2008, 2007 and 2006 was estimated at $9.65, $15.11 and $13.83 per share, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

	2008	2007	2006
Risk-free interest rate	3.0%	4.7%	4.3%
Dividend yield	2.8%	2.5%	2.5%
Expected life in years	5.5	5.5	5.5
Expected volatility	23.0%	26.8%	31.0%

Autoliv used the simplified method for determining the expected life assumption. The simplified method is an expected term based on the midpoint between the grant date and the end of the contractual term. Expected volatility is based on historical volatility.

The total stock (RSUs and stock options) compensation cost recognized in the income statement for 2008, 2007 and 2006 was $6.5 million, $8.7 million and $7.5 million, respectively.

The total compensation cost related to nonvested awards not yet recognized is $4.8 million for RSUs and the weighted average period over which this cost is expected to be recognized is close to two years. There is no significant compensation cost not yet recognized for stock options.

Income Taxes

Current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized in either the financial statements or the tax returns, but not both. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws. Deferred tax assets are reduced by the amount of any tax benefits that are not expected to be realized. Current and non-current components of deferred tax balances are reported separately based on financial statement classification of the related asset or liability giving rise to the temporary difference. If a deferred tax asset or liability is not related to an asset or liability that exists for financial reporting purposes, including deferred tax assets related to carry forwards, the deferred tax asset or liability would be classified based on the expected reversal date of the temporary differences. Tax assets and liabilities are not offset unless attributable to the same tax jurisdiction and netting is possible according to law and expected to take place in the same period.

The Company uses FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN-48") for determining the liability recorded for unrecognized tax benefits. Tax benefits associated with tax positions taken in the Company's income tax returns are initially recognized and measured in the financial statements when it is more likely than not that those tax positions will be sustained upon examination by the relevant taxing authorities. The Company's evaluation of its tax benefits is based on the probability of the tax position being upheld if challenged by the taxing authorities (including through negotiation, appeals, settlement and litigation). Whenever a tax position does not meet the initial recognition criteria, the tax benefit is subsequently recognized and measured if there is a substantive change in the facts and circumstances that cause a change in judgment concerning the sustainability of the tax position upon examination by the relevant taxing authorities. In cases where tax benefits meet the initial recognition criterion, the Company continues, in subsequent periods, to assess its ability to sustain those positions. A previously recognized tax benefit is derecognized when it is no longer more likely than not that the tax position would be sustained upon examination. Liabilities for unrecognized tax benefits are classified as non-current unless the payment of the liability is expected to be made within the next 12 months.

Earnings per Share

The Company calculates earnings per share ("EPS") by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period (net of treasury shares). The EPS also reflects the potential dilution that could occur if common stock were issued for awards under the Stock Incentive Plan.

Cash Equivalents

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

Receivables

The Company has guidelines for calculating the allowance for bad debts. In determining the amount of a bad debt allowance, management uses its judgment to consider factors such as the age of the receivables, the Company's prior experience of the debtor, the experience of other enterprises in the same industry, the debtor's ability to pay, and/or an appraisal of current economic conditions. Collateral is typically not required. There can be no assurance that the amount ultimately realized for receivables will not be materially different than that assumed in the calculation of the allowance.

Financial Instruments

The Company uses derivative financial instruments, "derivatives", as part of its debt management to mitigate the market risk that occurs from its exposure to changes in interest and foreign exchange rates. The Company does not enter into derivatives for trading or other speculative purposes. The use of such derivatives is in accordance with the strategies contained in the Company's overall financial policy. The derivatives outstanding at year-end are either interest rate swaps, cross-currency interest rate swaps or foreign exchange swaps. All swaps principally match the terms and maturity of the underlying debt and no swaps have a maturity beyond 2019.

All derivatives are recognized in the statement of financial position at fair value. The derivatives are designated either as fair value hedges or cash flow hedges in line with the hedge accounting criteria under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ("FAS-133") as amended by FASB Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities ("FAS-138"). However, in certain cases hedge accounting is not applied either because non hedge accounting treatment creates the same accounting result or that the hedge does not meet the hedge accounting requirements, although entered into applying the same rationale concerning mitigating market risk that occurs from changes in interest and foreign exchange rates. The mark-to-market adjustment of the latter category of derivatives was $0.1, $0.3 and $(0.1) million and was recorded within interest expense for the year ended December 31, 2008, 2007, and 2006, respectively.

When a hedge is classified as a fair value hedge, the change in the fair value of the hedge is recognized in the income statement along with the off-setting change in the fair value of the hedged item. When a hedge is classified as a cash flow hedge, any change in the fair value of the hedge is initially recorded in equity as a component of Other Comprehensive Income, (OCI), and reclassified into the income statement when the hedge transaction effects net earnings. There were no material reclassifications from OCI to the income statement in 2008 and, likewise, no material reclassifications are expected in 2009. Any ineffectiveness has been immaterial.

The fair value of the debt-related derivatives are reported in "Other current assets", "Investments and other non-current assets", "Other current liabilities" and "Other non-current liabilities" depending on whether they have a positive or a negative value and depending on their maturity.

For further details on the Company's valuation of financial instruments, see Note 3.

Inventories

The cost of inventories is computed according to the first-in, first-out method (FIFO). Cost includes the cost of materials, direct labor and the applicable share of manufacturing overhead. Inventories are evaluated based on individual or, in some cases, groups of inventory items. Reserves are established to reduce the value of inventories to the lower of cost or market, with the market generally defined as net realizable value for finished goods and replacement cost for raw materials and work-in process. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period. The Company has guidelines for calculating provisions for excess inventories based on the number of months of inventories on hand compared to anticipated sales or usage. Management uses its judgment to forecast sales or usage and to determine what constitutes a reasonable period. There can be no assurance that the amount ultimately realized for inventories will not be materially different than that assumed in the calculation of the reserves.

Property, Plant and Equipment

Property, plant and equipment are recorded at historical cost. Construction in progress generally involves short-term projects for which capitalized interest is not significant. The Company provides for depreciation of property, plant and equipment computed under the straight-line method over the assets' estimated useful lives. Depreciation on capital leases is recognized in the income statement over the shorter of the assets' expected life or the lease contract terms. Repairs and maintenance are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill represents the excess of acquisition cost over the fair value of net assets of businesses acquired. Subsequent to acquisition the Company accounts for goodwill and other intangible assets in accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets ("FAS-142"). Goodwill is not amortized, but subject to at least an annual review for impairment. Other intangible assets, principally related to acquired technology and contractual relationships, are amortized over their useful lives which range from 5 to 25 years and 3 years, respectively.

Impairment of Goodwill and Long-lived Assets

As of December 31, 2008 and 2007, the Company had recorded goodwill of approximately $1.6 billion where-of approximately $1.5 billion is associated with the reporting unit: Airbags and Seatbelts. Approximately $1.2 billion is goodwill associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc. The Company accounts for impairment of goodwill, in accordance with FAS-142, and long-lived assets in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS-144"). Goodwill is not amortized since 2002 but the Company performs annual impairment testing in the fourth quarter of each year. Impairment testing is required more often than annually if an event or circumstance indicates that an impairment, or decline in value, may have occurred. The impairment testing of goodwill is based on three different reporting units: 1) Airbags and Seatbelts, 2) Electronics and 3) Seat Sub-Systems. The goodwill allocated to Electronics was $43 million for 2008 and $24 million for 2007 and the goodwill for Seat Sub-Systems was entirely written-off in 2001.

In conducting its impairment testing, the Company compares the estimated fair value of each of its reporting units to the related carrying value of the reporting unit. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of a reporting unit exceeds its estimated fair value, an impairment loss is measured and recognized.

The estimated fair market value of the reporting unit is determined by the discounted cash flow method taking into account expected long-term operating cash-flow performance. The Company discounts projected operating cash flows using its weighted average cost of capital, including a risk premium to adjust for market risk. The estimated fair value is based on automotive industry volume projections which are based on third-party and internally developed forecasts and discount rate assumptions. Significant assumptions include terminal growth rates, terminal operating margin rates, future capital expenditures and working capital requirements.

To supplement this analysis, the Company compares the market value of its equity, calculated by reference to the quoted market prices of its shares including control premium assumptions, to the book value of its equity.

There were no impairments of goodwill in 2006-2008.

The Company evaluates the carrying value of long-lived assets other than goodwill when indications of impairment appear. Impairment testing is primarily done by using the cash flow method based on undiscounted future cash flows.

Insurance Deposits

The Company has entered into liability and recall insurance contracts to mitigate the risk of costs associated with product recalls. These are accounted for under the deposit method of accounting based on the existing contractual terms.

Warranties and Recalls

The Company records liabilities for product recalls when probable claims are identified and it is possible to reasonably estimate costs. Recall costs are costs incurred when the customer decides to formally recall a product due to a known or suspected safety concern. Product recall costs typically include the cost of the product being replaced as well as the customer's cost of the recall, including labor to remove and replace the defective part.

Provisions for warranty claims are estimated based on prior experience and likely changes in performance of newer products and the mix and volume of products sold. The provisions are recorded on an accrual basis.

Restructuring provisions

The Company defines restructuring expense to include costs directly associated with exit or disposal activities accounted for in accordance with FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("FAS-146") and employee severance costs incurred as a result of an exit or disposal activity accounted for in accordance with FASB Statement No. 88, Employers' Accounting for Settlements and curtailments of Defined Benefit Pension Plans and for Termination Benefits ("FAS-88") and FASB Statement No. 112, Employers' Accounting for Postemployment Benefits ("FAS-112"). Impairment charges directly associated with exit or disposal activities are accounted for in accordance with FAS-144.

Estimates of restructuring charges are based on information available at the time such charges are recorded. In general, management anticipates that restructuring activities will be completed within a timeframe such that significant changes to the exit plan are not likely. Due to inherent uncertainty involved in estimating restructuring expenses, actual amounts paid for such activities may differ from amounts initially estimated.

Pension Obligations

The Company provides for both defined contribution plans and defined benefit plans. A defined contribution plan generally specifies the periodic amount that the employer must contribute to the plan and how that amount will be allocated to the eligible employees who perform services during the same period. A defined benefit pension plan is one that contains pension benefit formulas, which generally determine the amount of pension benefit that each employee will receive for services performed during a specified period of employment.

The obligations for pensions are recognized and measured under FASB Statement No. 87, Employers' Accounting for Pensions ("FAS-87") and FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans ("FAS-158") (see Note 18). The amount recognized as a defined benefit liability is the net total of projected benefit obligation (PBO) minus the fair value of plan assets (if any). The input to the fair value measurement of the plan assets is mainly quoted prices in active markets for identical assets. The plan assets are measured in accordance with FASB Statement No. 157, Fair Value Measurements ("FAS-157").

Translation of Non-U.S. Subsidiaries

The balance sheets of subsidiaries with functional currency other than U.S. dollars are translated into U.S. dollars using year-end rates of exchange.

Income statements are translated into U.S. dollars at the average rates of exchange for the year. Translation differences are reflected in other comprehensive income as a separate component of shareholders' equity.

Receivables and Liabilities in Non-Functional Currencies

Receivables and liabilities not denominated in functional currencies are converted at year-end rates of exchange. Net transaction gains/(losses), reflected in income amounted to $7.4 million in 2008, $(9.9) million in 2007 and $(14.7) million in 2006.

Recently Issued Accounting Pronouncements

New accounting pronouncements issued are the following:

FASB Statement No.157, Fair Value Measurements ("FAS-157"), establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. FAS-157 was issued in September 2006 and is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS-157-2, "Effective Date of FASB Statement No. 157". This FSP defers the effective date of FAS-157, for all non-financial assets and non-financial liabilities that are not on a recurring basis (at least annually) recognized or disclosed at fair value in the financial statements, to fiscal years, and interim periods, beginning after November 15, 2008. The Company adopted FAS-157 for all financial assets and liabilities required to be measured at fair value on a recurring basis, prospectively from January 1, 2008. The application of FAS-157 for financial instruments which are periodically measured at fair value did not have any significant impact on earnings nor the financial position. The Company has delayed recognizing the fair value of its non-financial assets and non-financial liabilities within the scope of FAS-157 until January 1, 2009, as permitted by FSP FAS-157-2. The application of FAS-157 for non-financial assets and non-financial liabilities is not expected to have a significant impact on earnings nor the financial position.

FASB Statement No.159, The Fair Value Option for Financial Assets and Financial Liabilities ("FAS-159"), provides companies with an option to report selected financial assets and liabilities at fair value. The objective of FAS-159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. FAS-159 was issued in February 2007 and is effective for fiscal years beginning after November 15, 2007. The application of FAS-159 did not have any impact on earnings nor the financial position, because the Company did not elect to use the fair value option.

FASB Statement No.141 (revised 2007), Business Combinations ("FAS-141(R)"), replaces FASB Statement No. 141. FAS-141(R) applies the acquisition method to all transactions and other events in which one entity obtains control over one or more other businesses, requires the acquirer to recognize the fair value of all assets and liabilities acquired, even if less than hundred percent ownership is acquired, and establishes the acquisition date fair value as the measurement date for all assets acquired and liabilities assumed. The Statement was issued in December 2007 and is effective prospectively for acquisitions in fiscal years beginning after December 15, 2008.

FASB Statement No.160, Noncontrolling Interests in Consolidated Financial Statements ("FAS-160"), amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated financial statements. The Statement was issued in December 2007 and is effective for fiscal years beginning after December 15, 2008. The application of FAS-160 is not expected to have a significant impact on earnings nor the financial position.

FASB Statement No.161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No.133 ("FAS-161"), requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. The Statement was issued in March 2008 and is effective for fiscal years beginning after December 15, 2008. The application of FAS-160 will expand the disclosures in regards to the Company's derivative and hedge activities.

FASB Final Staff Position 142-3, Determination of the Useful Life of Intangible Assets ("FSP FAS-142-3"), amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The Statement was issued in April 2008, and is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance in this FSP for determining the useful life of a recognized intangible shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements of FSP FAS-142-3, however, shall be applied prospectively to all intangible assets recognized in the Company's financial statements as of the effective date. The application of FSP FAS-142-3 is not expected to have a material impact on the earnings nor the financial position.

Reclassifications

Certain prior-year amounts have been reclassified to conform to current year presentation.

2 Business Acquisitions

Business acquisitions generally take place to either gain key technology or strengthen Autoliv's position in a certain geographical area or with a certain customer.

As of September 26, 2008, Autoliv acquired the automotive radar sensors business of Tyco Electronics Ltd. This radar sensor business was a "carve-out" of the Radio Frequency and Subsystems business unit within Tyco Electronics. The transaction included a preliminary amount of $15 million for customer relationships and intellectual property for short- and long-range radar products. The purchase price and the preliminary goodwill in connection with this acquisition were $42 million and $21 million, respectively.

As of December 3, 2007, Autoliv acquired the remaining 41% of the shares in Autoliv Changchun Maw Hung Safety Systems, a consolidated entity that now is a wholly-owned subsidiary. The purchase price and the goodwill in connection with the acquisition were $14 million and $3 million, respectively.

As of October 31, 2007, Autoliv acquired the remaining 50.01% of the shares in its joint venture Autoliv IFB Private Limited that became a fully consolidated entity from November 1, 2007. The purchase price and the goodwill in connection with the acquisition were $36 million and $23 million, respectively.

As of January 15, 2007, Autoliv acquired the remaining 35% of the shares in Autoliv Mando, a consolidated entity that now is a wholly-owned subsidiary. The purchase price and the goodwill in connection with the acquisition were $80 million and $40 million, respectively.

As of June, 2006, Autoliv acquired another 20% of the shares in Nanjing Honggouang-Autoliv Safety Systems Co., Ltd, a consolidated entity, and thereby increased its interest to 70%. As of December, 2006, Autoliv acquired the remaining 9% of the shares in Autoliv Philippines Inc. and made it a wholly owned subsidiary. The purchase price of these acquisitions in 2006 amounted to $3 million.

The acquisitions have been accounted for using the purchase method of accounting and the results of operations of the entities have been consolidated since the date control was achieved. Investments in which the Company previously exercised significant influence, but did not control prior to these acquisitions, were accounted for using the equity method.

There is no goodwill that is expected to be deductible for tax purposes arising from these acquisitions.

3 Fair Values of Financial Instruments

The Company records derivatives at fair value. Any gains and losses on derivatives recorded at fair value are reflected in the consolidated statement of income with the exception of cash flow hedges where an immaterial portion of the fair value is reflected in other comprehensive income in the balance sheet. The degree of judgment utilized in measuring the fair value of the instruments generally correlates to the level of pricing observability. Under FAS-157, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by the FAS-157 hierarchy are as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these asset and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 - Assets and liabilities that have little to no pricing observability as of reported date. These items do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following table summarizes the valuation of the Company's derivatives by the above FAS-157 pricing observability levels:

Description	Total Carrying Amount in Statement of Financial Position December 31, 2008	Fair Value Measurements at December 31, 2008 using: Level 1	Level 2	Level 3
Assets				
Derivatives	$27.8	–	$27.8	–
Total Assets	**$27.8**	**–**	**$27.8**	**–**
Liabilities				
Derivatives	$40.5	–	$40.5	–
Total Liabilities	**$40.5**	**–**	**$40.5**	**–**

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate their fair value because of the short term maturity of these instruments. The fair value of long-term debt is determined from quoted market prices as provided in the secondary market which was estimated using a discounted cash flow method based on the Company's current borrowing rates for similar types of financing without a quoted market price. The fair value of derivatives is estimated using a discounted cash flow method based on quoted market prices.

The fair value and carrying value of debt is summarized in the table below. For further details on the Company's debt, see Note 12.

Fair Value of Debt, December 31

Long-term debt	2008 Carrying value[1]	2008 Fair value	2007 Carrying value[1]	2007 Fair value
Commercial paper (reclassified)	$255.6	$255.6	$398.8	$398.8
Revolving credit facilities	629.0	632.6	–	–
U.S. Private placement	415.4	311.1	405.0	395.4
Medium-term notes	86.3	83.8	232.4	232.7
Other long-term debt	14.8	14.6	4.1	4.1
Total	**$1,401.1**	**$1,297.7**	**$1,040.3**	**$1,031.0**

Short-term debt				
Overdrafts and other short-term debt	$125.5	$125.5	$108.1	$108.1
Short-term portion of long-term debt	144.5	144.5	203.8	202.3
Total	**$270.0**	**$270.0**	**$311.9**	**$310.4**

1) Debt as reported in balance sheet.

4 Income Taxes

Income before income taxes	2008	2007	2006
U.S.	$29.2	$72.6	$115.3
Non-U.S.	219.5	373.6	366.1
Total	**$248.7**	**$446.2**	**$481.4**

Provision for income taxes	2008	2007	2006
Current			
U.S. federal	$16.8	$20.0	$(19.9)
Non-U.S.	69.7	129.7	94.8
U.S. state and local	2.1	1.6	5.1
Deferred			
U.S. federal	1.2	2.1	(14.0)
Non-U.S.	(13.6)	(3.1)	(8.1)
U.S. state and local	0.1	0.0	1.0
Total income taxes	**$76.3**	**$150.3**	**$58.9**

Effective income tax rate	2008	2007	2006
U.S. federal income tax rate	35.0%	35.0%	35.0%
Jobs Creation Act	0.0	0.0	(2.4)
Net operating loss carry-forwards	(0.8)	0.0	(1.3)
Non-utilized operating losses	5.2	3.2	2.1
Foreign tax rate variances	(4.3)	(4.2)	(3.7)
State taxes, net of federal benefit	0.8	0.5	0.8
Earnings of equity investments	(0.5)	(0.5)	(0.4)
Export sales incentives	(0.0)	(0.0)	(0.6)
Tax credits	(10.7)	(4.3)	(3.9)
Changes in tax reserves	(0.4)	1.9	(11.6)
Accrual to return adjustments	0.9	(1.2)	(3.6)
Cost of double taxation	3.4	0.4	0.3
Other, net	2.1	2.9	1.5
Effective income tax rate	**30.7%**	**33.7%**	**12.2%**

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On December 31, 2008, the Company had net operating loss carry-forwards ("NOL's") of approximately $171 million, of which approximately $37 million have no expiration date. The remaining losses expire on various dates through 2023. The Company also has $11.3 million of U.S. Foreign Tax Credit carryforwards, which expire on various dates through 2018.

Valuation allowances have been established which partially offset the related deferred assets. The Company provides valuation allowances against potential future tax benefits when, in the opinion of management, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. Such allowances are primarily provided against NOL's of companies that have perennially incurred losses, as well as the NOL's of companies that are start-up operations and have not established a pattern of profitability.

The Company benefits from "tax holidays" in certain of its subsidiaries, principally in China and Korea. These tax holidays typically take the form of reduced rates of tax on income for a period of several years following the establishment of an eligible company. These tax holidays have resulted in income tax savings of approximately $5 million ($0.07 per share) in 2008, $12 million ($0.15 per share) in 2007 and $11 million ($0.13 per share) in 2006. These special holiday rates are expected to be available for several years, but have begun to be phased out at some subsidiaries.

The Company has reserves for income taxes that may become payable in future periods as a result of tax audits. These reserves represent the Company's best estimate of the potential liability for tax exposures. Inherent uncertainties exist in estimates of tax exposures due to changes in tax law, both legislated and concluded through the various jurisdictions' court systems. The Company files income tax returns in the United States federal jurisdiction, and various states and foreign jurisdictions.

At any given time, the Company is undergoing tax audits in several tax jurisdictions and covering multiple years. In 2006, the U.S. Internal Revenue Service ("IRS") completed its examination of the six tax years since the formation of the Autoliv, Inc. U.S. tax group in 1997. As a result, the Company recognized a non-cash income tax benefit in its third quarter 2006 of $57 million resulting from the release of certain income tax reserves. Another $12 million was released from tax reserves at the end of 2006 as a result of the closing of the statute of limitations at certain non-U.S. companies. In addition, net income in 2006 was positively impacted by other discrete tax items of $26 million, principally adjustments related to previous years' tax returns. The decreases in the reserves in 2006 were partially offset by increases in reserves for other issues due to revisions to the best reasonable estimate of other tax exposure liabilities and interest accrued. The Company is no longer subject to income tax examination by the U.S. federal tax authorities for years prior to 2003. With few exceptions, the Company is also no longer subject to income tax examination by U.S. state or local tax authorities for tax years prior to 2003. In addition, with few exceptions, the Company is no longer subject to income tax examinations by non-U.S. tax authorities for years before 2002. The Internal Revenue Service ("IRS") began an examination of the Company's 2003-2005 U.S. income tax returns in 2006 that is anticipated to be completed during 2009. In addition, the Company is undergoing tax audits in several non-U.S. jurisdictions covering multiple years. As of December 31, 2008, as a result of those tax examinations, the Company is not aware of any material proposed income tax adjustments. The Company expects the completion of certain tax audits in the near term. It is reasonably possible that the amount of unrecognized benefits with respect to certain of the unrecognized tax positions could significantly increase or decrease in some future period or periods. However, at this time, an estimate of the range of the reasonably possible outcomes is not possible.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN-48"), on January 1, 2007. As a result of the implementation of FIN-48, the Company recognized a decrease of $9.9 million in the liability recorded for unrecognized tax benefits as a cumulative effect of a change in accounting principle, which was accounted for as an increase to the January 1, 2007 balance in retained earnings. The Company recognizes interest and potential penalties accrued related to unrecognized tax benefits in tax expense. As of January 1, 2008, the Company had recorded $48.3 million for unrecognized tax benefits related to prior years, including $9.6 million of accrued interest and penalties. During 2008, the Company recorded a net decrease of $4.6 million to income tax reserves for unrecognized tax benefits based on tax positions related to the current and prior years and recorded a decrease of $0.6 million for interest and penalties related to unrecognized tax benefits of prior years. The Company had $9.0 million accrued for the payment of interest and penalties as of December 31, 2008. Of the total unrecognized tax benefits of $43.1 million recorded at December 31, 2008, $24.5 million is classified as current tax payable and $18.6 million is classified as non-current tax payable on the balance sheet. Substantially all of these reserves would impact the effective tax rate if released into income.

Tabular presentation of tax benefits unrecognized under FIN 48	**2008**	**2007**
Unrecognized tax benefits at beginning of year	**$38.7**	**$34.3**
Gross amounts of increases and decreases:		
Increases as a result of tax positions taken during a prior period	1.7	5.9
Decreases as a result of tax positions taken during a prior period	(0.5)	(4.7)
Increases as a result of tax positions taken during the current period	2.8	1.5
Decreases as a result of tax positions taken during the current period	0.0	0.0
Decreases relating to settlements with taxing authorities	(0.8)	0.0
Decreases resulting from the lapse of the applicable statute of limitations	(6.4)	0.0
Translation Difference	(1.4)	1.7
Total Unrecognized Tax Benefits at end of year	**$34.1**	**$38.7**

Deferred taxes December 31	**2008**	**2007**
Assets		
Provisions	$67.2	$62.7
Costs capitalized for tax	2.3	1.0
Property, plant and equipment	40.7	31.5
Retirement Plans	50.1	33.7
Tax receivables, principally NOL's	47.7	41.6
Other	0.2	1.3
Deferred tax assets before allowances	**$208.2**	**$171.8**
Valuation allowances	(37.6)	(30.8)
Total	**$170.6**	**$141.0**
Liabilities		
Acquired intangibles	$(40.5)	$(46.5)
Statutory tax allowances	(1.8)	(2.5)
Insurance deposit	(9.4)	(7.3)
Distribution taxes	(9.4)	(8.9)
Other	(2.0)	(1.8)
Total	**$(63.1)**	**$(67.0)**
Net deferred tax asset	**$107.5**	**$74.0**

Valuation allowances against deferred tax assets December 31	**2008**	**2007**	**2006**
Allowances at beginning of year	**$30.8**	**$25.4**	**$23.8**
Benefits reserved current year	6.6	9.8	12.3
Benefits recognized current year	(1.2)	(2.8)	(14.2)
Write-offs and other changes	4.7	(3.8)	0.8
Translation difference	(3.3)	2.2	2.7
Allowances at end of year	**$37.6**	**$30.8**	**$25.4**

U.S. federal income taxes have not been provided on $2.2 billion of undistributed earnings of non-U.S. operations, which are considered to be permanently reinvested. These earnings generally would not be subject to withholding taxes upon distribution to intermediate holding companies. The Company has determined that it is not practicable to calculate the deferred tax liability if the entire $2.2 billion of earnings were to be distributed to the U.S.

5 Receivables

December 31	2008	2007	2006
Receivables	**$848.4**	**$1,241.6**	**$1,222.1**
Allowance at beginning of year	**(10.9)**	**(15.4)**	**(18.1)**
Reversal of allowance	3.8	6.8	4.4
Addition to allowance	(9.5)	(4.8)	(7.3)
Write-off against allowance	5.5	3.4	6.8
Translation difference	1.2	(0.9)	(1.2)
Allowance at end of year	**(9.9)**	**(10.9)**	**(15.4)**
Total receivables, net of allowance	**$838.5**	**$1,230.7**	**$1,206.7**

Autoliv has sold receivables related to selected customers with high credit worthiness. The receivables were sold to various financial institutions without recourse, and have been accounted for in accordance with FAS-140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. At December 31, 2008 and December 31, 2007 receivables would have been higher by $104 million and $124 million, respectively, if these agreements had not been entered into. Discount costs were recorded in "Other financial items, net" and amounted to $4 million for 2008, $4 million for 2007 and $2 million for 2006.

6 Inventories

December 31	2008	2007	2006
Raw material	$272.5	$250.4	$220.7
Finished products	148.5	136.3	128.0
Work in progress	252.1	244.0	245.4
Inventories	**$673.1**	**$630.7**	**$594.1**
Inventory reserve at beginning of year	**$(69.4)**	**$(48.7)**	**$(42.8)**
Reversal of reserve	4.9	6.7	5.6
Addition to reserve	(25.4)	(29.5)	(16.8)
Write-off against reserve	7.9	6.0	7.7
Translation difference	1.3	(3.9)	(2.4)
Inventory reserve at end of year	**(80.7)**	**(69.4)**	**(48.7)**
Total inventories, net of reserve	**$592.4**	**$561.3**	**$545.4**

7 Investments and Other Non-current Assets

As of December 31, 2008 and 2007, the Company had invested in five affiliated companies which it currently does not control, but in which it exercises significant influence over operations and financial position. These investments are accounted for under the equity method, which means that a proportional share of the affiliated company's net income increases the investment, and a proportional share of losses and payment of dividends decreases it. In the income statement, the proportional share of the affiliated company's net income is reported as "Equity in earnings of affiliates". The Company is applying deposit accounting for an insurance arrangement. For additional information on derivatives see Note 3.

December 31	2008	2007
Total investments in affiliated companies	$30.4	$29.8
Deferred income tax receivables	113.9	100.0
Derivative assets	19.0	12.2
Long-term interest bearing deposit (insurance arrangement)	27.3	25.9
Other non-current assets	25.3	23.0
Investments and other non-current assets	**$215.9**	**$190.9**

The major investments in affiliated companies and percentage of ownership are:

Country	Ownership %	Company name
France	49%	EAK SA Composants pour L'Industrie Automobile
France	49%	EAK SNC Composants pour L'Industrie Automobile
Malaysia	49%	Autoliv-Hirotako Safety Sdn Bhd (parent and subsidiaries)
China	45%	Shanghai-VOA Webbing Belt Co. Ltd.
China	30%	Changchun Hongguang-Autoliv Vehicle Safety Systems Co. Ltd.

8 Property, Plant and Equipment

December 31	2008	2007	Estimated life
Land and land improvements	$94.1	$91.1	n/a to 15
Machinery and equipment	2,580.6	2,607.5	3-8
Buildings	650.6	676.3	20-40
Construction in progress	150.1	139.8	n/a
Property, plant and equipment	**$3,475.4**	**$3,514.7**	
Less accumulated depreciation	**(2,317.2)**	**(2,254.9)**	
Net of depreciation	**$1,158.2**	**$1,259.8**	

Depreciation included in	2008	2007	2006
Cost of sales	$276.6	$258.4	$246.8
Selling, general and administrative expenses	20.2	16.3	14.5
Research, development and engineering expenses	26.5	25.8	22.4
Total	**$323.3**	**$300.5**	**$283.7**

Total fixed asset impairments recognized in 2008 was $12 million, of which $8 million is associated with restructuring activities. No significant impairments were recognized during 2007 or 2006.

The net book value of machinery and equipment under capital lease contracts recorded as of December 31, 2008 and 2007, amounted to $0.4 million in both years. The net book value of buildings and land under capital lease contracts recorded as of December 31, 2008 and 2007, amounted to $4.7 and $4.9 million, respectively.

9 Goodwill and Intangible Assets

Unamortized intangibles	2008	2007
Goodwill		
Carrying amount at beginning of year	**$1,613.4**	**$1,537.1**
Goodwill acquired during year	17.5	65.7
Translation differences	(23.1)	10.6
Carrying amount at end of year	**$1,607.8**	**$1,613.4**

Amortized intangibles	2008	2007
Gross carrying amount	$364.4	$353.3
Accumulated amortization	(227.0)	(207.2)
Carrying value	**$137.4**	**$146.1**

No significant impairments were recognized during 2008, 2007 or 2006.

At December 31, 2008, goodwill assets include $1,208 million associated with the 1997 merger of Autoliv AB and the Automotive Safety Products Division of Morton International, Inc.

The aggregate amortization expense on intangible assets was $ 23.6 million in 2008, $20.3 million in 2007 and $18.9 million in 2006. The estimated amortization expense is as follows (in millions): 2009: $23.5; 2010: $16.1; 2011: $11.5; 2012 $9.7 and 2013: $9.7.

The intangible assets acquired during the year mainly relate to acquired technology and intellectual property. The amortization period for these intangibles is 2-14 years and 6 years, respectively.

10 Restructuring and Other Liabilities

Restructuring

Restructuring provisions are made on a case by case basis and primarily include severance costs incurred in connection with headcount reductions and plant consolidations. The Company expects to finance restructuring programs over the next several years through cash generated from its ongoing operations or through cash available under existing credit facilities. The Company does not expect that the execution of these programs will have an adverse impact on its liquidity position. The tables below summarize the change in the balance sheet position of the restructuring reserves from December 31, 2005 to December 31, 2008.

2008

In 2008, the employee-related restructuring provisions relate mainly to headcount reductions throughout North America and Europe and are primarily associated with The Action Program referred to below. The cash payments mainly relate to high-cost countries in North America and Europe. The changes in the employee-related reserves have been charged against "Other income (expense), net" in the income statement. Impairment charges mainly relate to machinery and equipment impaired in connection with The Action Program activities in North America and Europe. The fixed asset impairments have been charged against "Cost of sales" in the Statements of income. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2007 to December 31, 2008.

	December 31 2007	Provision/ Charge	Acquisitions	Cash payments	Non-cash	Translation difference	December 31 2008
Restructuring employee-related	$16.8	$71.6	$1.1	$(31.3)	$–	$(2.9)	$55.3
Fixed asset impairment	–	8.0	–	–	(8.0)	–	–
Other	–	0.4	–	–	–	–	0.4
Total reserve	**$16.8**	**$80.0**	**$1.1**	**$(31.3)**	**$(8.0)**	**$(2.9)**	**$55.7**

2006

In 2006, the employee-related restructuring provisions mainly related to headcount reductions in high-cost countries. The cash payments mainly relate to payments in Europe and Australia for plant consolidation initiated in 2006 as well as in 2005. The change in liability during 2006 includes a resolution of a legal dispute resulting in cash payments. The changes in the reserves have been charged against "Other income (expense), net" in the Statements of income. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2005 to December 31, 2006.

	December 31 2005	Provision	Cash Payments	Translation difference	December 31 2006
Restructuring employee-related	$7.8	$13.2	$(15.2)	$0.6	$6.4
Liability	9.5	(5.3)	(4.5)	0.3	–
Total reserve	**$17.3**	**$7.9**	**$(19.7)**	**$0.9**	**$6.4**

As part of the restructuring activities 2,082, 584 and 217 employees remained covered by the reserves at December 31, 2008, 2007 and 2006, respectively. As part of restructuring 1,317 employees covered by the restructuring reserves left the company in 2008, 647 in 2007 and 938 in 2006.

11 Product Related Liabilities

Autoliv is exposed to product liability and warranty claims in the event that the Company's products fail to perform as expected and such failure results, or is alleged to result, in bodily injury, and/or property damage or other loss. The Company has reserves for product risks. Such reserves are related to product performance issues including recall, product liability and warranty issues.

The Company records liabilities for product-related risks when probable claims are identified and when it is possible to reasonably estimate costs. Provisions for warranty claims are estimated based on prior experience and likely changes in performance of newer products and the mix and volume of the products sold. The provisions are recorded on an accrual basis.

Cash payments have been made mainly for warranty related issues in connection with a variety of different products and customers. The significant payments in 2006 were made in connection with ongoing recalls for the replacement of defective products.

The table below summarizes the change in the balance sheet position of the product-related liabilities.

December 31	2008	2007	2006
Reserve at beginning of the year	**$18.8**	**$22.8**	**$33.3**
Change in reserve	9.0	5.2	7.3
Cash payments	(10.8)	(10.7)	(20.2)
Translation difference	(0.3)	1.5	2.4
Reserve at end of the year	**$16.7**	**$18.8**	**$22.8**

12 Debt and Credit Agreements

Interest expense increased by 17% or $10.4 million to $72.9 million in 2008 primarily as a result of higher average debt. However, interest income rose by 42% during the same period due to precautionary funding.

Interest expense/income and average interest on debt	2008	2007	2006
Interest expense	$72.9	$62.5	$46.9
Interest income	$12.8	$9.0	$8.6
Average interest rate on debt	5.0%	5.0%	4.0%

As part of its debt management, the Company enters into derivatives to achieve economically effective hedges and to minimize the cost of its funding. In this note, short-term debt and long-term debt are discussed including Debt-Related Derivatives (DRD), i.e. debt including fair market value adjustments from hedges. The Debt Profile table also shows debt excluding DRD, i.e. reconciled to debt as reported in the balance sheet.

Short-Term Debt

Of short-term debt, $144 million represents the short-term portion of long-term loans. These are primarily Swedish floating rate medium term notes which mature in 2009.

The Company also has credit facilities with a number of banks that manage the subsidiaries' cash pools. In addition, the Company's subsidiaries have credit agreements, principally in the form of overdraft facilities, with a number of local banks. Total available short-term facilities, as of December 31, 2008, excluding commercial paper facilities as described below, amounted to $270 million, of which $126 million was utilized. The aggregate amount of unused short-term lines of credit at December 31, 2008, was $144 million. The weighted average interest rate on total short-term debt outstanding at December 31, 2008 and 2007 was 4.0 % and 4.1%, respectively.

2006

In 2006, the employee-related restructuring provisions mainly related to headcount reductions in high-cost countries. The cash payments mainly relate to payments in Europe and Australia for plant consolidation initiated in 2006 as well as in 2005. The change in liability during 2006 includes a resolution of a legal dispute resulting in cash payments. The changes in the reserves have been charged against "Other income (expense), net" in the Statements of income. The table below summarizes the change in the balance sheet position of the restructuring reserves from December 31, 2005 to December 31, 2006.

	December 31 2005	Provision	Cash Payments	Translation difference	December 31 2006
Restructuring employee-related	$7.8	$13.2	$(15.2)	$0.6	$6.4
Liability	9.5	(5.3)	(4.5)	0.3	–
Total reserve	**$17.3**	**$7.9**	**$(19.7)**	**$0.9**	**$6.4**

As part of the restructuring activities 2,082, 584 and 217 employees remained covered by the reserves at December 31, 2008, 2007 and 2006, respectively. As part of restructuring 1,317 employees covered by the restructuring reserves left the company in 2008, 647 in 2007 and 938 in 2006.

11 Product Related Liabilities

Autoliv is exposed to product liability and warranty claims in the event that the Company's products fail to perform as expected and such failure results, or is alleged to result, in bodily injury, and/or property damage or other loss. The Company has reserves for product risks. Such reserves are related to product performance issues including recall, product liability and warranty issues.

The Company records liabilities for product-related risks when probable claims are identified and when it is possible to reasonably estimate costs. Provisions for warranty claims are estimated based on prior experience and likely changes in performance of newer products and the mix and volume of the products sold. The provisions are recorded on an accrual basis.

Cash payments have been made mainly for warranty related issues in connection with a variety of different products and customers. The significant payments in 2006 were made in connection with ongoing recalls for the replacement of defective products.

The table below summarizes the change in the balance sheet position of the product-related liabilities.

December 31	2008	2007	2006
Reserve at beginning of the year	**$18.8**	**$22.8**	**$33.3**
Change in reserve	9.0	5.2	7.3
Cash payments	(10.8)	(10.7)	(20.2)
Translation difference	(0.3)	1.5	2.4
Reserve at end of the year	**$16.7**	**$18.8**	**$22.8**

12 Debt and Credit Agreements

Interest expense increased by 17% or $10.4 million to $72.9 million in 2008 primarily as a result of higher average debt. However, interest income rose by 42% during the same period due to precautionary funding.

Interest expense/income and average interest on debt	2008	2007	2006
Interest expense	$72.9	$62.5	$46.9
Interest income	$12.8	$9.0	$8.6
Average interest rate on debt	5.0%	5.0%	4.0%

As part of its debt management, the Company enters into derivatives to achieve economically effective hedges and to minimize the cost of its funding. In this note, short-term debt and long-term debt are discussed including Debt-Related Derivatives (DRD), i.e. debt including fair market value adjustments from hedges. The Debt Profile table also shows debt excluding DRD, i.e. reconciled to debt as reported in the balance sheet.

Short-Term Debt

Of short-term debt, $144 million represents the short-term portion of long-term loans. These are primarily Swedish floating rate medium term notes which mature in 2009.

The Company also has credit facilities with a number of banks that manage the subsidiaries' cash pools. In addition, the Company's subsidiaries have credit agreements, principally in the form of overdraft facilities, with a number of local banks. Total available short-term facilities, as of December 31, 2008, excluding commercial paper facilities as described below, amounted to $270 million, of which $126 million was utilized. The aggregate amount of unused short-term lines of credit at December 31, 2008, was $144 million. The weighted average interest rate on total short-term debt outstanding at December 31, 2008 and 2007 was 4.0 % and 4.1%, respectively.

Long-Term Debt

In 2008 Autoliv Inc. entered into two new bilateral revolving credit facilities maturing in 2010. The total amount of these facilities is SEK 1.5 billion ($193 million). Loans, including DRD, of $135 million equivalent were outstanding under these facilities at year-end. They carry floating interest rates between LIBOR +1.3% and LIBOR +1.5%. In 2008, the Company also issued floating-rate medium-term notes of SEK 450 million ($58 million) with terms of 2 and 3 years while SEK 1,250 million ($161 million) of medium term notes matured. These notes were swapped into U.S. dollars carrying floating interest rates at LIBOR + 1.2%.

In November 2007, Autoliv ASP Inc. a wholly owned subsidiary of the Company, issued $400 million of senior notes guaranteed by the Company in a private placement. The notes consist of four tranches of varying sizes, maturing 2012, 2014, 2017 and 2019 respectively and carry fixed interest rates between 5.6% and 6.2%. The Company entered into swap arrangements with respect to the proceeds of the notes offering, some of which have been cancelled in 2008 resulting in a mark-to-market gain. This gain will be amortized through interest expense over the life of the respective note.

As of December 31, 2008, only one interest rate swap with nominal value of $60 million remains outstanding. Consequently, $340 million of the notes carry fixed interest rates varying between 4.6% and 5.8%, while $60 million carry floating interest rates at three-month LIBOR + 1.0%.

The Company has two commercial paper programs: one SEK 7 billion (approximately 0.9 billion USD) Swedish program, which at December 31, 2008, had notes of SEK 1,595 million outstanding ($206 million equivalent) at a weighted average interest rate including DRD of 6.0%, and one $1,000 million U.S. program, which at December 31, 2008 had notes of $50 million outstanding at a weighted average interest rate of 4.8%. All of the notes outstanding, in total $256 million, are classified as long-term debt because the Company has the ability and intent to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of the revolving credit facility (RCF), which is available until November 2012. Both commercial paper programs have also been active in 2009.

The current RCF of $1,100 million is syndicated among 14 banks and primarily for precautionary reasons, $500 million of this facility was utilized at year-end. The commitment supports the Company's commercial paper borrowings as well as being available for general corporate purposes. Borrowings are unsecured and bear interest based on the relevant LIBOR rate. The Company is not subject to any financial covenants, i.e. no performance related restrictions. The Company pays a commitment fee of 0.06% during the first five years (until November 2010) and of 0.07% during year six and seven on the unused amount of the RCF given the rating of BBB+ from Standard & Poor's at December 31, 2008. Borrowings are prepayable at any time and are due at expiration. Following S&P's rating change to BBB- on February 19, 2009, the commitment fee was changed to 0.075% until November 2010 and to 0.08% for the following years.

Under the Swedish medium-term note program of SEK 5 billion (approximately $645 million), floating rate notes in Euro are outstanding. Most of the Euro notes are swapped into fixed rate Japanese Yen. The notes have up to 1.8 years remaining maturity and bear interest rates currently up to 5.7% (a note carrying Euro interest rates). In total, $28 million of notes with a remaining maturity of more than one year were outstanding at year-end. The remaining other long-term debt, $15 million, consisted primarily of fixed rate loans and capital leasing.

In the Company's financial operations, credit risk arises in connection with cash deposits with banks and when entering into forward exchange agreements, swap contracts or other financial instruments. In order to reduce this risk, deposits and financial instruments are only entered with a limited number of banks up to a calculated risk amount of $75 million per bank. The policy of the Company is to work with banks that have a high credit rating and that participate in the Company's financing. In addition to this, deposits can be placed in U.S. and Swedish government paper as well as up to $300 million in two AAA-rated money market funds. At year end, the Company had placed $225 million in money market funds and nil in government paper.

The table below shows debt maturity as cash flow in the upper part which is reconciled with reported debt in the last row. For a description of hedging instruments used as part of debt management, see the Financial Instruments section of Note 1 and Note 3.

Debt Profile

Principal (notional) amount by expected maturity **Weighted average interest rate**	**2009**	**2010**	**2011**	**2012**	**2013**	**Thereafter**	**Total long-term**	**Total**
US private placement notes (incl. DRD[1])								
(Weighted average interest rate 5.2%)[2]	$–	$–	$–	$110.0	$–	$290.0	$400.0	$400.0
Revolving credit facilities (incl. DRD[1])								
(Weighted average interest rate 4.8%)	–	135.3	–	500.0	–	–	635.3	635.3
Overdraft/Other short-term debt								
(Weighted average interest rate 4.0%)	125.5	–	–	–	–	–	–	125.5
Commercial paper								
(Weighted average interest rate 5.7%)[2]	–	–	–	255.6	–	–	255.6	255.6
Medium-term notes (incl. DRD[1])								
(Weighted average interest rate 3.4%)	159.0	51.5	40.7	–	–	–	92.2	251.2
Other long-term loans, incl. current portion[3]								
(Primarily fixed rates)	1.5	1.6	0.7	11.4	0.4	0.7	14.8	16.3
Total debt as cash flow, (incl. DRD[1])	**$286.0**	**$188.4**	**$41.4**	**$877.0**	**$0.4**	**$290.7**	**$1,397.9**	**$1,683.9**
DRD adjustment	(16.0)	(10.2)	(2.0)	–	–	15.4	3.2	(12.8)
Total debt as reported	**$270.0**	**$178.2**	**$39.4**	**$877.0**	**$0.4**	**$306.1**	**$1,401.1**	**$1,671.1**

1) Debt Related Derivatives (DRD), i.e. the fair market value adjustments associated with hedging instruments as adjustments to the carrying value of the underlying debt. 2) Interest rates will change as roll-overs occur prior to final maturity. 3) Primarily denominated in Japanese Yen and Euro.

13 Shareholders' Equity

Number of shares outstanding as of December 31, 2008 was 70,303,761.

Dividends	2008	2007	2006
Cash dividend paid per share	$1.60	$1.54	$1.36
Cash dividend declared per share	$1.42	$1.56	$1.41

Other comprehensive Income / Ending Balance	2008	2007	2006
Cumulative translation adjustments	$92.6	$193.3	$85.2
Net gain/ loss of cash flow hedge derivatives	0.1	0.1	0.3
Net pension liability	(38.4)	(5.9)	(27.6)
Total (ending balance)	**$54.3**	**$187.5**	**$57.9**
Deferred taxes on cash flow hedge derivatives	$(0.0)	$(0.0)	$(0.1)
Deferred taxes on the pension liability	$23.4	$1.8	$13.1

The components of other comprehensive income are net of any related income tax effects.

At December 31, 2006, the Company adopted FAS-158. The equity impact of this retirement benefits recognition requirement was a charge to accumulated other comprehensive income of $18.7 million, net of tax.

Share Repurchase Program

The Board of Directors approved an expansion of the Company's existing Stock Repurchase Program and authorized the repurchase of an additional 7.5 million shares in Autoliv Inc. on November 8, 2007.

Shares	2008	2007	2006
Shares repurchased (shares in millions)	3.7	6.6	4.0
Cash paid for shares	$173.5	$380.0	$221.5

In total, Autoliv has repurchased 34.3 million shares since May 2000 for cash of $1,473.2 million, including commissions. Of the total amount of repurchased shares, approximately 1.8 million shares have been utilized by the Stock Incentive Plan whereof 0.2 million were utilized during 2008.

The maximum number of shares that may yet be purchased under the Stock Repurchase Program amounted to 3,188,145 shares at December 31, 2008.

14 Supplemental Cash Flow Information

The Company's acquisitions of businesses, net of cash acquired were as follows:

	2008	2007	2006
Acquisitions/Divestitures:			
Fair value of assets acquired excluding cash	$(43.5)	$(100.9)	–
Liabilities assumed	(5.8)	24.5	–
Minority interest acquired	–	(44.2)	–
Acquisition of businesses, net of cash acquired	**$(49.3)**	**$(120.6)**	**–**

Payments for interest and income taxes were as follows:

	2008	2007	2006
Interest	$58	$59	$54
Income taxes	$113	$104	$201

15 Stock Incentive Plan

Under the Autoliv, Inc. 1997 Stock Incentive Plan (the "Plan") adopted by the Shareholders, and as further amended, awards have been made to selected executive officers of the Company and other key employees in the form of stock options and Restricted Stock Units ("RSUs").

The Plan provides for the issuance of up to 5,085,055 common shares for awards under the Plan. For more information on these rewards, see Note 1.

Information on the number of RSUs and stock options related to the Plan during the period 2006 to 2008 is as follows:

RSUs	2008	2007	2006
Outstanding at beginning of year	**245,533**	**279,730**	**298,265**
Granted	87,416	98,298	97,117
Shares issued	(79,062)	(124,194)	(112,347)
Cancelled	(19,628)	(8,301)	(3,305)
Outstanding at end of year	**234,259**	**245,533**	**279,730**

Stock options	Number of options	Weighted average exercise price
Outstanding at Dec 31, 2005	**1,039,593**	**$32.45**
Granted	291,350	49.60
Exercised	(238,440)	32.30
Cancelled	(10,519)	33.57
Outstanding at Dec 31, 2006	**1,081,984**	**$37.10**
Granted	281,075	58.91
Exercised	(200,097)	41.96
Cancelled	(17,050)	40.56
Outstanding at Dec 31, 2007	**1,145,912**	**$41.55**
Granted	262,200	51.52
Exercised	(128,375)	25.26
Cancelled	(65,760)	48.44
Outstanding at Dec 31, 2008	**1,213,977**	**$45.05**

Options exercisable		
At December 31, 2006	792,259	$32.52
At December 31, 2007	876,762	$36.22
At December 31, 2008	955,852	$43.30

The following summarizes information about stock options outstanding on December 31, 2008:

Range of exercise prices	Number outstanding	Remaining contract life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$16.99 - $19.96	146,415	2.76	$18.62	146,415	$ 18.62
$21.36 - $29.37	80,119	3.96	21.46	80,119	21.46
$31.07 - $38.43	3,850	7.54	38.39	850	38.25
$40.26 - $49.60	486,318	6.16	46.57	486,318	46.57
$51.67 - $59.01	497,275	8.66	55.19	242,150	58.90
	1,213,977	**6.63**	**$ 45.05**	**955,852**	**$ 43.30**

16 Contingent Liabilities

Legal Proceedings

Various claims, lawsuits and proceedings are pending or threatened against the Company or its subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability and other matters.

Litigation is subject to many uncertainties, and the outcome of any litigation cannot be assured. After discussions with counsel, it is the opinion of management that the various lawsuits to which the Company currently is a party will not have a material adverse impact on the consolidated financial position of Autoliv, but the Company cannot provide assurance that Autoliv will not experience material litigation, product liability or other losses in the future.

Litigation in France (Autoliv Holding Limited)

In 1997, Autoliv AB (a wholly-owned subsidiary of Autoliv, Inc.) acquired Marling Industries plc ("Marling"). At that time, Marling was involved in a lawsuit relating to the sale in 1992 of a French subsidiary. In May 2006, a French court ruled that Marling (now named Autoliv Holding Limited) and another entity, then part of the Marling group, had failed to disclose certain facts in connection with the 1992 sale, and appointed an expert to assess the losses suffered by the plaintiff. The acquirer of the French subsidiary has made claims for damages of approximately €40 million (approximately $56 million) but has not yet provided the court appointed expert with the materials needed to evaluate the claims. Autoliv has appealed against the May 2006 court decision and believes it has meritorious grounds for such appeal. In the opinion of the Company's management, it is not possible to give any meaningful estimate of any financial impact that may arise from the claim. While management does not believe it is probable, the final outcome of this litigation may result in a loss that will have to be recorded by Autoliv, Inc. No reserves have been accrued for this dispute.

Litigation in United States (Autoliv ASP, Inc.)

In December 2003, a U.S. Federal District Court awarded a former supplier of Autoliv ASP Inc. (a wholly-owned subsidiary of Autoliv Inc.), approximately $27 million plus pre-judgment interest of approximately $7 million in connection with a commercial dispute that relates to purchase commitments made in 1995. As a result of a final court ruling in 2007, after multiple appeals, Autoliv ASP was held liable to the former supplier and deposited a total of $36.4 million with the District Court in fulfillment of the award. The incremental cost of the legal settlement in 2007 of $30.4 million was charged to "Other income (expense), net" in the income statement. On November 14, 2007, the District Court issued an order to the effect that Autoliv ASP had fully and completely satisfied the judgment.

At the beginning of 2008, there remained an open issue as to the calculation of the pre-judgment interest. The former supplier had sought an additional $4.9 million that it attributed to pre-judgment interest and on November 15, 2007, the former supplier filed a notice of appeal from the District Court's decision. On July 10, 2008, the Court of Appeals affirmed the District Court's decision. On October 8, 2008, the former supplier filed a petition for writ of certiorari (i.e. an appeal) with the United States Supreme Court. On December 1, 2008, the Supreme Court denied the petition.

Product Warranty and Recalls

Autoliv is exposed to various claims for damages and compensation if products fail to perform as expected. Such claims can be made, and result in costs and other losses to the Company, even where the product is eventually found to have functioned properly. Where a product (actually or allegedly) fails to perform as expected we face warranty and recall claims. Where such (actual or alleged) failure results, or is alleged to result, in bodily injury and/or property damage, we may also face product-liability claims. There can be no assurance that the Company will not experience material warranty, recall or product (or other) liability claims or losses in the future, or that the Company will not incur significant costs to defend against such claims. The Company may be required to participate in a recall involving its products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. A warranty, recall or product-liability claim brought against the Company in excess of its insurance may have a material adverse effect on the Company's business. Vehicle manufacturers are also increasingly requiring their outside suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold the Company responsible for some, or all, of the repair or replacement costs of defective products under new vehicle warranties, when the product supplied did not perform as represented. Accordingly, the future costs of warranty claims by the customers may be material. However, we believe our established reserves are adequate to cover potential warranty settlements. Autoliv's warranty reserves are based upon the Company's best estimates of amounts necessary to settle future and existing claims. The Company regularly evaluates the appropriateness of these reserves, and adjusts them when appropriate. However, the final amounts determined to be due related to these matters could differ materially from the Company's recorded estimates.

The Company believes that it is currently reasonably insured against significant warranty, recall and product liability risks, at levels sufficient to cover potential claims that are reasonably likely to arise in our businesses. Autoliv cannot be assured that the level of coverage will be sufficient to cover every possible claim that can arise in our businesses, now or in the future, or that such coverage always will be available on our current market should we, now or in the future, wish to extend or increase insurance.

In its products, the Company utilizes technologies which may be subject to intellectual property rights of third parties. While the Company does seek to identify the intellectual property rights of relevance to its products, and to procure the necessary rights to utilize such intellectual property rights, we may fail to do so. Where we so fail, we may be exposed to material claims from the owners of such rights. Where the Company has sold products which infringe upon such rights, our customers may be entitled to be indemnified by us for the claims they suffer as a result thereof. Also such claims could be material.

17 Lease Commitments

Operating Lease

The Company leases certain offices, manufacturing and research buildings, machinery, automobiles, data processing and other equipment under operating lease contracts. The operating leases, some of which are non-cancelable and include renewals, expire at various dates through 2029. The Company pays most maintenance, insurance and tax expenses relating to leased assets. Rental expense for operating leases was $30.8 million for 2008, $26.4 million for 2007 and $24.3 million for 2006.

At December 31, 2008, future minimum lease payments for non-cancelable operating leases total $90.6 million and are payable as follows (in millions): 2009: $20.2; 2010: $17.1; 2011: $14.4; 2012: $11.5; 2013: $10.2; 2014 and thereafter: $17.2.

Capital Lease

The Company leases certain property, plant and equipment under capital lease contracts. The capital leases expire at various dates through 2016. At December 31, 2008, future minimum lease payments for non-cancelable capital leases total $5.7 million and are payable as follows (in millions): 2009: $1.3; 2010: $1.0; 2011: $0.8; 2012: $0.8; 2013: $0.7; 2014 and thereafter: $1.1.

18 Retirement Plans

Defined Contribution Plans

Many of the Company's employees are covered by government sponsored pension and welfare programs. Under the terms of these programs, the Company makes periodic payments to various government agencies. In addition, in some countries the Company sponsors or participates in certain non-governmental defined contribution plans. Contributions to multi-employer plans for the year ended December 31, 2008, 2007 and 2006 were $1.9 million, $2.4 million and $2.7 million, respectively. Contributions to defined contribution plans for the years ended December 31, 2008, 2007 and 2006 were $15.3 million, $16.1 million and $15.2 million, respectively.

Defined Benefit Plans

On December 31, 2006, the Company adopted the recognition, disclosure and measurement provisions of FAS-158 which requires the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of the Company's defined benefit pension and other post retirement benefit plans to be recognized in the statement of financial position, with a corresponding adjustment to Accumulated other Comprehensive Income, net of tax. The adjustment of $18.7 million to Accumulated other Comprehensive Income at adoption represents the net unrecognized actuarial losses, prior service costs, and transition obligation remaining from the measurement and recognition provisions of FAS-87 which required these items to be netted against the plan's funded status. These amounts will then be subsequently recognized as net periodic pension costs. Actuarial gains and losses arising in subsequent periods not recognized as net periodic pension costs will be recognized as a component of Other Comprehensive Income and then taken in as a component of net periodic pension expense on the same basis as similar amounts reflected at adoption.

Components of Net Periodic Benefit Cost Associated with the Defined Benefit Retirement Plans

	U.S.		
	2008	**2007**	**2006**
Service cost	$5.5	$6.6	$6.7
Interest cost	8.8	8.4	7.9
Expected return on plan assets	(9.5)	(8.9)	(8.4)
Amortization of prior service costs	(1.0)	0.1	0.1
Amortization of actuarial loss	0.1	0.3	1.4
Net periodic benefit cost	**$3.9**	**$6.5**	**$7.7**

	Non-U.S.		
	2008	**2007**	**2006**
Service cost	$9.5	$9.3	$8.9
Interest cost	6.0	5.6	4.3
Expected return on plan assets	(3.6)	(2.9)	(2.4)
Amortization of prior service costs	0.1	0.1	0.4
Amortization of actuarial loss	0.4	1.3	1.2
Settlements and curtailments	(1.6)	–	–
Special termination benefits	0.3	2.2	–
Other	–	–	0.1
Net periodic benefit cost	**$11.1**	**$15.6**	**$12.5**

The Company has a number of defined benefit pension plans, both contributory and non-contributory, in the U.S., Australia, Canada, Germany, France, Japan, Mexico, Sweden, South Korea, India, Turkey, Philippines and the United Kingdom. There are funded as well as unfunded plan arrangements which provide retirement benefits to both U.S. and non-U.S. participants. The main plan is the U.S. plan for which the benefits are based on an average of the employee's earnings in the years preceding retirement and on credited service. The Company has closed participation in the Autoliv ASP, Inc. Pension Plan to exclude those employees hired after December 31, 2003. For the Company's non-U.S. defined benefit plans the most significant individual plan resides in the U.K. The Company has closed participation in the U.K. defined benefit plan for all employees hired after April 30, 2003. The U.K. benefits are based on an average of the employee's earnings in the last three years preceding retirement and on credited service. Members in the U.K. plan contribute to the plan at the rate of 9% of pensionable salaries.

The estimated prior service credit for the U.S. defined benefit pension plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year is $1.0 million. Amortization of net losses is expected to be $5.6 million. Net periodic benefit cost associated with these U.S. plans was $3.9 million in 2008 and is expected to be around $13.2 million in 2009. The estimated net loss and prior service cost for the non-U.S. defined benefit pension plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year are $0.4 and $0.1 million respectively. Net periodic benefit cost associated with these non-U.S. plans was $11.1 million in 2008 and is expected to be around $11.4 million in 2009. The amortization of the net actuarial loss is made over the estimated remaining service lives of the plan participants, 9 years for U.S. and 6-23 years for non-U.S. participants, varying between the different countries depending on the age of the work force.

Changes in Benefit Obligations and Plan Assets for the Periods Ended December 31

	U.S.		Non-U.S.	
	2008	2007	2008	2007
Benefit obligation at beginning of year	**$137.2**	**$152.6**	**$128.7**	**$120.0**
Service cost	5.5	6.6	9.5	9.4
Interest cost	8.8	8.4	6.0	5.6
Actuarial (gain) loss due to:				
Change in discount rate	–	(9.5)	(2.0)	(10.3)
Experience	2.1	(1.4)	(0.9)	(1.7)
Other assumption changes	11.4	–	(1.9)	1.6
Plan participants' contributions	–	–	0.2	0.2
Plan amendments	–	(9.4)	–	0.4
Benefits paid	(7.6)	(10.1)	(5.3)	(4.2)
Settlements and curtailments	–	–	(4.1)	(0.6)
Special termination benefits	–	–	0.3	2.2
Other	–	–	(0.1)	(0.0)
Translation difference	–	–	(10.1)	6.1
Benefit obligation at end of year	**$157.4**	**$137.2**	**$120.3**	**$128.7**
Fair value of plan assets at beginning of year	**$131.0**	**$122.7**	**$71.6**	**$56.1**
Actual return on plan assets	(35.3)	9.3	(0.6)	3.0
Company contributions	14.8	9.1	11.9	14.7
Plan participants' contributions	–	–	0.2	0.2
Benefits paid	(7.6)	(10.1)	(5.3)	(4.1)
Settlements	–	–	(1.8)	(0.2)
Other	–	–	(0.1)	(0.2)
Translation difference	–	–	(12.1)	2.1
Fair value of plan assets at year end	**$102.9**	**$131.0**	**$63.8**	**$71.6**
Accrued retirement benefit cost recognized in the balance sheet	**$(54.5)**	**$(6.2)**	**$(56.5)**	**$(57.1)**

In order to more accurately reflect a market-derived pension obligation, Autoliv changed the interest rate assumption used for calculating the benefit obligation associated with future lump sum distributions. The approach is required by the Pension Protection Act of 2006 and reflects market conditions as of December 31, 2008. Because the average bond yields that underlie the lump sum valuations fell abruptly during December 2008, and because lump sum distributions increase as these yields decline, this change resulted in an increase in the U.S. pension obligation of approximately $11 million.

The short-term portion of the pension liability is not significant.

Components of Accumulated Other Comprehensive Income as of December 31 (before tax)

	U.S.		Non-U.S.	
	2008	2007	2008	2007
Net actuarial loss (gain)	$65.3	$7.2	$7.9	$10.3
Prior service cost (credit)	(8.0)	(9.0)	0.2	0.3
Total accumulated other comprehensive income recognized in the balance sheet	**$57.3**	**$(1.8)**	**$8.1**	**$10.6**

Changes in Accumulated Other Comprehensive Income for the Periods Ended December 31 (before tax)

	U.S.		Non-U.S.	
	2008	2007	2008	2007
Total retirement benefit recognized in Accumulated other comprehensive income at beginning of year	**$(1.8)**	**$19.3**	**$10.6**	**$21.9**
Net actuarial loss (gain)	58.2	(11.3)	(1.5)	(10.6)
Prior service cost (credit)	–	(9.4)	–	0.4
Amortization of prior service costs	1.0	(0.1)	(0.1)	(0.1)
Amortization of actuarial loss	(0.1)	(0.3)	(0.4)	(1.5)
Translation difference	–	–	(0.5)	0.5
Total retirement benefit recognized in Accumulated other comprehensive income at end of year	**$57.3**	**$(1.8)**	**$8.1**	**$10.6**

The accumulated benefit obligation for the U.S. non-contributory defined benefit pension plans was $133.6 million and $112.3 million at December 31, 2008 and 2007, respectively. The accumulated benefit obligation for the non-U.S. defined benefit pension plans was $103.5 million and $111.6 million at December 31, 2008 and 2007, respectively.

Pension plans for which the accumulated benefit obligation (ABO) is notably in excess of the plan assets reside in the following countries: France, Germany, Japan, Sweden and the U.S.

Pension Plans for which ABO Exceeds the Fair Value of Plan Assets as of December 31

	U.S. 2008	Non-U.S. 2008
Projected Benefit Obligation (PBO)	$157.4	$73.1
Accumulated Benefit Obligation (ABO)	133.6	57.2
Fair value of plan assets	$102.9	$12.3

The Company, in consultation with its actuarial advisors, determines certain key assumptions to be used in calculating the projected benefit obligation and annual net periodic benefit cost.

Assumptions used to determine the Benefit Obligations as of December 31

	U.S.		Non-U.S.	
%, weighted average	**2008**	**2007**	**2008**	**2007**
Discount rate	6.40	6.40	2-11	2-11
Rate of increases in compensation level	4.00	4.00	2.25-5.50	2.25-8

Assumptions used to determine the net periodic benefit cost for years ended December 31

	U.S.		
%, weighted average	**2008**	**2007**	**2006**
Discount rate	6.40	5.75	5.50
Rate of increases in compensation level	4.00	4.00	4.00
Expected long-term rate of return on assets	7.50	7.50	7.50
	Non-U.S.		
%, weighted average	**2008**	**2007**	**2006**
Discount rate	2-11	2.25-8.5	2-8.5
Rate of increases in compensation level	2.25-8	2-7	2.5-10
Expected long-term rate of return on assets	2-8	2.25-6.75	1.5-7

The discount rate for the U.S. plan has been set based on the rates of return on high-quality fixed-income investments currently available at the measurement date and expected to be available during the period the benefits will be paid. In particular, the yields on bonds rated AA or better on the measurement date have been used to set the discount rate. The discount rate for the U.K. plan has been set based on the weighted average yields on long-term high-grade corporate bonds and is determined by reference to financial markets on the measurement date.

The expected rate of increase in compensation levels and long-term rate of return on plan assets are determined based on a number of factors and must take into account long-term expectations and reflect the financial environment in the respective local market.

From 2007 and on, the level of equity exposure is targeted at approximately 65% for U.S. plans and approximately 50% for all plans combined. The actual 57% equity allocation for U.S. plans in 2008 is a result of the substantial decline in the equity markets. Though the U.S. plan maintains its Target Equity allocation of 65%, the Investment Committee has elected not to re-balance the asset allocation pending the completion of an asset liability study to re-evaluate the plans investment strategy going forward. The investment objective is to provide an attractive risk-adjusted return that will ensure the payment of benefits while protecting against the risk of substantial investment losses. Correlations among the asset classes are used to identify an asset mix that Autoliv believes will provide the most attractive returns. Long-term return forecasts for each asset class using historical data and other qualitative considerations to adjust for projected economic forecasts are used to set the expected rate of return for the entire portfolio. The Company assumes a long-term rate of return on the U.S. plan assets of 7.5% for calculating the 2008 expense.

The Company has assumed a long-term rate of return on the non-U.S. plan assets in a range of 2-8% for 2008. The closed U.K. plan which has a targeted and actual allocation of 100% debt instruments accounts for over 45% of the total non-U.S. plan assets.

Fair value of total plan assets for years ended December 31

Autoliv made contributions to the U.S. plan during 2008 amounting to $14.8 million and in 2007 to $9.1 million. Contributions to the U.K. plan during 2008 amounted to $3.1 million. The Company expects to contribute $6.2 million to its U.S. pension plan in 2009 and is currently projecting a funding level of $6.0 million in the years thereafter. For the UK plan, which is the most significant non-U.S. pension plan, the Company expects to contribute $2.5 million in 2009 and is projecting a gradually decreasing funding level in the years thereafter.

Assets category in %, weighted average	**U.S. Target allocation**	**U.S. 2008**	**U.S. 2007**	**Non-U.S. 2008**	**Non-U.S. 2007**
Equity securities	65	57	67	12	13
Debt instruments	35	43	33	56	54
Other	–	–	–	32	33
Total	**100**	**100**	**100**	**100**	**100**

Other Non-U.S. assets mainly consists of insurance contracts accounted for as investments and measured at their cash surrender value.

The estimated future benefit payments for the pension benefits reflect expected future service, as appropriate. The amount of benefit payments in a given year may vary from the projected amount, especially for the U.S. plan since this plan pays the majority of benefits as a lump sum, where the lump sum amounts vary with market interest rates.

Pension Benefits Expected Payments	**U.S.**	**Non-U.S.**
2009	$15.6	$4.0
2010	13.9	4.9
2011	12.5	5.7
2012	11.5	7.2
2013	12.6	6.1
Years 2014-2018	$70.4	$42.2

Postretirement Benefits Other than Pensions

The Company currently provides postretirement health care and life insurance benefits to most of its U.S. retirees. Such benefits in other countries are included in the tables below, but are not significant.

In general, the terms of the plans provide that U.S. employees who retire after attaining age 55, with five years of service (15 years after December 31, 2006), are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage is also available. Most retirees contribute toward the cost of health care coverage with the contributions generally varying based on service. In June 1993, a provision was adopted which caps the level of the Company's subsidy at the amount in effect as of the year 2000 for most employees who retire after December 31, 1992. Additionally, the plan was further amended in 2003 to restrict participation to retirees who were eligible retirees or active participants in the Autoliv ASP, Inc. Pension Plan as of December 31, 2003. Effective January 1, 2007, the plan provides a company-paid subsidy based on service for all current and future retirees. The amount of the company-paid subsidy is frozen and will not change in the future. Generally, employees will need 15 years of service to qualify for a benefit from the plan in the future. The effect of these changes is reflected in the December 31, 2006 measurement of the Accumulated Postretirement Benefit Obligation.

At present, there is no pre-funding of the postretirement benefits recognized under FAS-106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("FAS-106"). The Company has reviewed the impact of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Part D) on its financial statements under FAS-106. Although the Plan may currently qualify for a subsidy from Medicare, the amount of the subsidy is so small that the expenses incurred to file for the subsidy may exceed the subsidy itself. Therefore the impact of any subsidy is ignored in the FAS-106 calculations as Autoliv will not be filing for any reimbursement from Medicare.

Components of Net Periodic Benefit Cost Associated with the Postretirement benefit plans other than pensions

Period ended December 31	**2008**	**2007**	**2006**
Service cost	$1.1	$1.2	$1.2
Interest cost	1.5	1.3	1.3
Net periodic benefit cost	**$2.6**	**$2.5**	**$2.5**

Changes in Benefit Obligations and Plan Assets as of December 31

	2008	2007
Benefit obligation at beginning of year	**$24.9**	**$24.2**
Service cost	1.1	1.2
Interest cost	1.5	1.3
Actuarial (gain) loss due to:		
Change in discount rate	(0.6)	(2.0)
Experience	(0.9)	(0.2)
Other assumption changes	(0.4)	1.0
Benefits paid	(0.8)	(1.0)
Employee contributions	–	0.4
Benefit obligation at end of year	**$24.8**	**$24.9**
Fair value of plan assets, beginning of year	**$–**	**$–**
Company contributions	0.8	1.0
Benefits paid	(0.8)	(1.0)
Fair value of plan assets at end of year	**$–**	**$–**
Accrued postretirement benefit cost recognized in the balance sheet	**$(24.8)**	**$(24.9)**

The liability for postretirement benefits other than pensions is classified as other non-current liabilities in the balance sheet. The short-term portion of the liability for postretirement benefits other than pensions is not significant.

Components of Accumulated Other Comprehensive Income as of December 31 (before tax)

	U.S.		Non-U.S.	
	2008	2007	2008	2007
Net actuarial loss (gain)	$(2.1)	$(1.3)	$(0.9)	$–
Prior service cost (credit)	(0.5)	(0.6)	–	0.2
Total accumulated other comprehensive income recognized in the balance sheet	$(2.6)	$(1.9)	$(0.9)	$0.2

For measuring end-of-year obligations at December 31, 2008, health care trends are not needed due to the fixed-cost nature of the benefits provided in 2008 and beyond. After 2006, all retirees receive a fixed dollar subsidy toward the cost of their health benefits. The subsidy will not increase in future years.

The weighted average discount rate used to determine the U.S. postretirement benefit obligation was 6.40% in 2008 and in 2007. The average discount rate used in determining the postretirement benefit cost was 6.40% in 2008, 5.75% in 2007 and 5.50% in 2006.

A one percentage point increase or decrease in the annual health care cost trend rates would have had no significant impact on the Company's net benefit cost for the current period or on the accumulated postretirement benefit obligation at December 31, 2008. This is due to the fixed-dollar nature of the benefits provided under the plan.

The estimated net loss and prior service cost for the postretirement benefit plans that will be amortized from other comprehensive income into net benefit cost over the next fiscal year are approximately $0.1 million combined.

The estimated future benefit payments for the postretirement benefits reflect expected future service as appropriate.

Postretirement Benefits	Expected Payments
2009	$ 0.9
2010	1.0
2011	1.1
2012	1.2
2013	1.4
Years 2014-2018	$ 9.3

19 Segment Information

Automotive safety products (mainly various airbag and seatbelt products and components) are integrated complete systems that function together with common electronic and sensing systems, and hence are considered as one business segment.

The customers consist of all major European, U.S. and Asian automobile manufacturers. Sales to individual customers representing 10% or more of net sales were:

In 2008: Renault 13% (incl. Nissan); Ford 12% (incl. Volvo Cars with 4%); Volkswagen 11% and GM 10% (incl. Opel, Holden, SAAB, etc.).

In 2007: Ford 18% (incl. Volvo Cars with 6%, Mazda, Jaguar, etc.); Renault 12% (incl. Nissan); GM 11% (incl. Opel, Holden, SAAB, etc.); and Volkswagen 10%.

In 2006: Ford 20% (incl. Volvo Cars with 6%, Mazda, Jaguar, etc.); Renault 12% (incl. Nissan); and GM 12% (incl. Opel, Holden, SAAB, etc.); and Volkswagen 10%.

The Company has concluded that its operating segments meet the criteria, stated in FAS-131, Disclosures about Segments of an Enterprise and Related Information, for aggregation for reporting purposes into a single operating segment.

Net sales	2008	2007	2006
North America	$1,510	$1,711	$1,721
Europe	3,438	3,661	3,251
Japan	740	627	559
Rest of the World	785	770	657
Total	**$6,473**	**$6,769**	**$6,188**

Long-lived Assets	2008	2007	2006
North America	$1,972	$1,938	$1,962
Europe	693	838	759
Japan	144	122	118
Rest of the World	310	312	173
Total	**$3,119**	**$3,210**	**$3,012**

The Company's operations are located primarily in Europe and the United States. Exports from the U.S. to other regions amounted to approximately $253 million, $311 million and $387 million in 2008, 2007 and 2006, respectively. Net sales in the U.S. amounted to $1,179 million, $1,436 million and $1,549 million in 2008, 2007 and 2006, respectively.

Long-lived assets in the U.S. amounted to $1,812 million, $1,752 million and $1,780 million for 2008, 2007 and 2006, respectively. For 2008, $1,540 million (2007 $1,522 million) of the long-lived assets in the U.S. refers to intangible assets, principally from acquisition goodwill.

The Company has attributed net sales to the geographic area based on the location of the entity selling the final product.

Sales by product	2008	2007	2006
Airbags and associated products[1)]	$4,130	$4,377	$4,085
Seatbelts and associated products[2)]	2,343	2,392	2,103
Total	**$6,473**	**$6,769**	**$6,188**

1) Includes sales of Steering wheels, Electronics, Inflators and Initiators.

2) Includes sales of Seat components.

20 Quarterly Financial Data (unaudited)

	Q1	Q2	Q3	Q4
2008				
Net sales	$1,827.7	$1,907.7	$1,544.7	$1,193.1
Gross profit	349.6	371.7	261.0	141.9
Income/(loss) before taxes	113.5	134.6	47.2[1]	(46.6)[2]
Net income/(loss)	81.5	90.4	31.2[1]	(38.4)[2]
Earnings/(loss) per share				
– basic	$1.11	$1.25	$0.44[1]	$(0.55)[2]
– diluted	$1.11	$1.24	$0.44[1]	$(0.55)[2]
Dividends paid	$0.39	$0.39	$0.41	$0.41
2007				
Net sales	$1,699.2	$1,728.3	$1,557.2	$1,784.3
Gross profit	337.4	343.7	302.3	347.2
Income before taxes	113.2	88.8[3]	95.0	149.2
Net income	73.2	57.5[3]	63.2	94.0
Earnings per share				
– basic	$0.91	$0.73[3]	$0.82	$1.25
– diluted	$0.91	$0.72[3]	$0.81	$1.25
Dividends paid	$0.37	$0.39	$0.39	$0.39

1) Severance and restructuring reduced income before taxes by $33 million, net income by $23 million and EPS by 32 cents.
2) Severance and restructuring reduced income before taxes by $40 million, net income by $26 million and EPS by 38 cents.
3) Increase in legal reserve reduced income before taxes by $30 million, net income by $20 million and EPS by 26 cents.

Exchange Rates for Key Currencies vs. U.S. dollar

	2008 Average	2008 Year end	2007 Average	2007 Year end	2006 Average	2006 Year end	2005 Average	2005 Year end	2004 Average	2004 Year end
EUR	1.459	1.411	1.368	1.465	1.255	1.317	1.243	1.186	1.241	1.362
SEK	0.152	0.129	0.148	0.155	0.136	0.146	0.134	0.126	0.136	0.151
JPY/1000	9.738	11.093	8.491	8.844	8.606	8.410	9.081	8.526	9.239	9.641
KRW/1000	0.911	0.795	1.074	1.068	1.045	1.076	0.984	0.997	0.872	0.960
MXN	0.090	0.074	0.092	0.091	0.092	0.092	0.092	0.094	0.089	0.089

Report on Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Autoliv, Inc.,

We have audited the accompanying consolidated balance sheets of Autoliv, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autoliv, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 4 to the financial statements effective January 1, 2007 the Company changed its method of accounting for uncertainty in income taxes. Also, as discussed in Notes 1 and 18 to the financial statements, in 2006 the Company changed its method of accounting for defined benefit pension and other post retirement plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Autoliv, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2009 expressed an unqualified opinion thereon.

Stockholm, Sweden
February 20, 2009

Ernst & Young AB

Report on Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Autoliv, Inc.,

We have audited Autoliv, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Autoliv, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Autoliv, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Autoliv, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 of Autoliv, Inc. and our report dated February 20, 2009 expressed an unqualified opinion thereon.

Stockholm, Sweden
February 20, 2009

Ernst & Young AB

This section should be read in conjunction with the proxy statement, which will be available at www.autoliv.com beginning of the last week of March 2009. Please also refer to page 37-40 about Risk Management and page 42 about Internal Control in this Annual Report.

Autoliv is a Delaware holding corporation with its principal executive office in Stockholm, Sweden.

In addition to federal or state law and regulations, Autoliv is governed primarily by the following documents. All of them are available on Autoliv's corporate website www.autoliv.com under Investors/Governance.

- Restated Certificate of Incorporation of Autoliv, Inc.
- Restated By-laws of Autoliv, Inc.
- Corporate Governance Guidelines
- Charters of the Standing Committees of the Board
- Code of Business Conduct and Ethics
- Code of Conduct and Ethics for Directors
- Code of Conduct and Ethics for Senior Officers

Shareholders' Meeting

The Shareholders' Meeting elects the Board of Directors. Shareholders also adopted the Autoliv Inc. Stock Incentive Plan in 1997 and subsequent amendments.

At the Shareholders' Meeting each shareholder is entitled to one vote for each share of common stock. Shareholders can vote on the Internet or by sending proxy cards to the Company.

Only such business shall be conducted at a Shareholders' Meeting that has been properly brought before the meeting. Stockholder proposals for the 2010 annual meeting must be received by the Company on or before November 19, 2009.

The Board

The Board is entrusted with, and responsible for, overseeing the assets and business affairs of the Company.

To assist the Board in the exercise of its responsibilities, it has adopted Corporate Governance Guidelines which reflect its commitment to monitor the effectiveness of policy and decision making both at the Board and management level. The purpose is to enhance long-term shareholder value and to assure the vitality of Autoliv for its customers, employees and other individuals and organizations that depend on the Company.

To achieve this purpose, the Board monitors the performance of the Company in relation to its goals, strategy, competitors, etc., and the performance of the Chief Executive Officer (CEO) and provides constructive advice and feedback. The Board is free to choose its chairman in a way that it deems best for the Company, and hence does not require the separation of the offices of the Chairman of the Board and the CEO.

The Board has full access to management and to Autoliv's outside advisors. The work of the Board is reported annually in the proxy statement (see www.autoliv.com/investor/governance).

According to the Certificate of Incorporation, the number of directors may be fixed from time to time exclusively by the Board, and the directors are divided into three classes for terms of three years. The Board believes that it should generally have no fewer than nine and no more than twelve directors. Currently, the Board consists of 13 directors following a temporary expansion in December (see Proxy Statement).

Directors

Directors are expected to spend the time and effort necessary to properly discharge their responsibilities, and accordingly, regularly attend meetings of the Board and committees on which directors sit. Directors are also expected to attend the Annual General Meeting of Shareholders.

The Board is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of shareholders.

The Nominating and Corporate Governance Committee is responsible for identifying, screening and recommending candidates to the Board. The Committee will consider director candidates nominated by shareholders.

Nominees for director are selected on the basis of many factors, for example experience, knowledge, skill, expertise, integrity, understanding of Autoliv's business environment and willingness to devote adequate time and effort to the Board.

The Board must be comprised of a majority of directors who qualify as independent under the listing standards of the New York Stock Exchange. Currently, all board members except for the current and former CEO are independent. Normally, no more than one management executive may serve on the Board. Currently, the CEO is the only executive manager who also serves on the Board.

On an annual basis, the Board reviews the relations that each director has with the Company to assess independence. Directors who are also employees of the Company are generally expected to resign from the Board at the same time as their employment with the Company ends.

New directors are provided information about Autoliv's business and operations, strategic plans, significant financial, accounting and risk management issues, compliance programs and various codes and guidelines.

Board Compensation

A director who is also an officer of the Company does not receive additional compensation for service as a director.

Current Board compensation is disclosed in Autoliv's Proxy Statement together with the compensation of the five most highly compensated senior executives. Directors' fees are the only compensation that the members of the Audit Committee can receive from Autoliv.

The Nominating and Corporate Governance Committee sponsors an annual self-assessment of the Board's performance as well as the performance of each committee of the Board. The results of such assessments are discussed with the full Board and each committee.

Board Meetings

There shall be five regularly scheduled meetings of the Board each year, and at least one regularly scheduled meeting of the Board must be held quarterly.

The meetings of the Board generally follow a master agenda which is discussed and agreed early each year, but any director is free to raise any other subjects.

The independent directors normally meet in executive sessions in conjunction with each meeting of the Board and shall meet at least four times a year. The lead independent director is presently Mr. S. Jay Stewart.

Committee Matters

All members of the standing board committees are determined by the Board to qualify as independent directors. The committees operate under written charters and issue yearly reports that are disclosed in the proxy statement.

There are three standing committees of the Board: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee:

Audit Committee

The Audit Committee appoints, at its sole discretion (subject to shareholder ratification), the firm of independent auditors that audit the annual financial statements. The committee is also responsible for the compensation, retention and oversight of the work of the external auditors as well as for any special assignments given to the auditors.

The committee also reviews the annual audit and its scope, including the independent auditors' letter of comments and management's responses thereto; possible violations of Autoliv's business ethics and conflicts of interest policies; any major accounting changes made or contemplated; approves any Related Person Transaction; and reviews the effectiveness and efficiency of Autoliv's internal audit staff. In addition, the committee confirms that no restrictions have been imposed by Company personnel in terms of the scope of the independent auditors' examinations.

Each of the Audit Committee members possesses financial literacy and accounting or related financial management expertise.

Currently, two members are determined to qualify as audit committee financial experts.

Compensation Committee

The Compensation Committee advises the Board with respect to the compensation to be paid to the directors and senior executives and approves and advises the Board with respect to the terms of contracts to be entered into with the senior executives.

The committee also administers Autoliv's incentive plans as well as perquisites and other benefits to the executive officers.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee assists the Board in identifying potential candidates to the Board, reviewing the composition of the Board and its committees, monitoring a process to assess Board effectiveness and developing and implementing Autoliv's Corporate Governance Guidelines.

The committee will consider stockholder nominees for election to the Board if timely advance written notice of such nominees is received by the secretary of the Company.

Leadership Development

The Board is responsible for identifying potential candidates for, as well as selecting, the CEO. The Board is also responsible for an annual performance review of the CEO, and a summary report is discussed amongst independent directors in executive sessions and thereafter with the CEO.

The Board must plan for the succession to the position of the CEO and be assisted by the CEO who shall prepare and distribute to the Board an annual report on succession planning for senior officers.

The Board must determine that satisfactory systems are in effect for education, development and succession of senior and mid-level management.

Ethical Codes

To maintain the highest legal and ethical standards, the Board has adopted three Codes of Business Conduct and Ethics. Two of them are specific for senior officers and directors, respectively, while the third code is general for all employees.

Employees are encouraged to report any violations of law or the Autoliv codes, and no individual will suffer retaliation for reporting in good faith violations of law or the codes.

Reports can be made to Autoliv's Compliance Counsel (for contact information see page 27) or by calling the Corporate Compliance "Hotline" – a toll free number in each country – and leave a message anonymously on the voice mail.

Meetings and Committees[1] 2008

	Independent[2]	Board	Audit	Compensation	Nominating & Corp. Gov.	Nationality
Lars Westerberg	No	5/5	–	–	–	SWE
Robert W. Alspaugh[3]	Yes	5/5	8/8	–	–	US
Jan Carlson	No	5/5	–	–	–	SWE
Sune Carlsson	Yes	5/5	8/8	–	–	SWE
William E. Johnston Jr.	Yes	4/5	–	4/4	3/3	US
Walter Kunerth	Yes	5/5	–	–	3/3	GER
George A. Lorch	Yes	4/5	–	4/4	–	US
Lars Nyberg[3]	Yes	5/5	8/8	3/4	–	SWE
James M. Ringler	Yes	4/5	–	3/4	–	US
Kazuhiko Sakamoto	Yes	5/5	–	–	3/3	JPN
S. Jay Stewart	Yes	5/5	–	–	3/3	US
Per Welin[3,5]	Yes	5/5	8/8	–	–	SWE
Wolfgang Ziebart[4, 5]	Yes	1/1	–	–	–	GER

1) Attended meetings in relation to total possible meetings for each member. 2) Under the rules of the New York Stock Exchange, the Sarbanes-Oxley Act and the SEC.
3) Qualifies/qualified as audit committee financial expert. 4) Elected December 16 . 5) Mr. Ziebart succeeded Mr. Welin in the Audit Committee on February 17, 2009.

Board of Directors


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13.

1. Lars Westerberg
Born 1948. Chairman since 2007. Director since 1999. Elected until 2010. Former CEO. Chairman of Husqvarna AB. and Vattenfall AB, Director of SSAB and Volvo AB. M.Sc. and BBA.

2. Robert W. Alspaugh
Born 1947. Director since 2006. Elected until 2010. Former CEO of KPMG International. Former Deputy Chairman and COO of KPMG's U.S. practice. BBA.

3. Jan Carlson
Born 1960. President and CEO. Director since May 2007. Elected until 2011. Former Vice President Engineering. Former President of Autoliv Europe, Autoliv Electronics, and of SAAB Combitech. M.Sc.

4. Sune Carlsson
Born 1941. Director since 2003. Elected until 2011. Former President and CEO of AB SKF. Former Executive Vice President of ASEA AB and ABB Ltd. Chairman of Atlas Copco AB. Director of Investor AB and Stena AB. M.Sc.

5. William E. Johnston Jr.
Born 1940. Director since 2005. Elected until 2011. Former President, COO and Director of Morton International, Inc. Former Chairman of the Supervisory Board of Salins Europe S.A. Former Senior Vice President of Rohm & Haas Co. Director of Unitrin Inc. MBA.

6. Walter Kunerth
Born 1940. Director since 1998. Elected until 2010. Industry consultant. Former member of Siemens' Corporate Executive Board and President of Siemens' Automotive Systems Group. Chairman of the Supervisory Boards of Götz AG and Paragon AG. Director of the Supervisory Board of Gildemeister AG. Dr.Sc. Honorary Professor.

7. George A. Lorch
Born 1941. Director since 2003. Elected until 2009. Former Chairman, President and CEO of Armstrong World Industries. Chairman Emeritus of Armstrong Holdings, Inc. Director of Pfizer, Inc., Williams Cos, HSBC North America Holdings Company and HSBC Finance. B.Sc.

8. Lars Nyberg
Born 1951. Director since 2004. Elected until 2010. President and CEO of Telia Sonera AB. Former Chairman and CEO of NCR Corp. BBA.

9. James M. Ringler
Born 1946. Director since 2002. Elected until 2009. Chairman of Teradata Corp. Former Vice Chairman of Illinois Tool Works Inc. Former Chairman, President and CEO of Premark International, Inc. Director of Dow Chemical Company, FMC Technologies Inc., JBT Corporation, and Corn Products Corporation. B.Sc. and MBA.

10. Kazuhiko Sakamoto
Born 1945. Director since August 2007. Elected until 2009. President of Marubeni Construction Material Lease Co. Ltd. an affiliate of Marubeni Corporation, for which he serves a corporate advisor. Graduate of Keio University and participant of the Harvard University Research Institute for International Affairs.

11. S. Jay Stewart[1]
Lead Independent Director. Born 1938. Director since 1989. Elected until 2011. Former Chairman of Autoliv Inc., Former Chairman and CEO of Morton International, Inc. Director of KapStone Paper and Packaging Corp. B.Sc. and MBA.

12. Per Welin[1]
Born 1936. Director since 1995. Elected until 2009. Chairman of L-E Lundberg-företagen AB. M.Sc., Techn. Lic. and MBA.

13. Wolfgang Ziebart
Born 1950. Director since December 16, 2008. Elected until 2009. Former President & CEO of Infineon Technologies AG, Former member of the executive boards of BMW and of Continental AG. Dr. Sc.

1) "Director since" includes time as director of Autoliv AB and Morton International, Inc.

For information on the work of the Board, compensation to and presentations of directors, please refer to the proxy statement.

1. Jan Carlson
President & CEO
Born 1960. Employed 1999

2. Steven Fredin
Vice President Engineering
Born 1962. Employed 1988

3. Marika Fredriksson
Vice President, Chief Financial Officer
Born 1963. Employed 2008

4. Halvar Jonzon
Vice President Purchasing
Born 1950. Employed 2001

5. Svante Mogefors
Vice President Quality and acting Vice President Manufacturing. Born 1955. Employed 1996

6. Mats Ödman
Vice President Corporate Communications
Born 1950. Employed 1994

7. Jan Olsson
Vice President Research
Born 1954. Employed 1987

8. Hans-Göran Patring
Vice President Human Resources
Born 1949. Employed 2001

9. Lars Sjöbring
Vice President Legal Affairs, General Counsel and Secretary
Born 1967. Employed 2007


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NAME	SHARES[1]	RSU'S[1]	OPTIONS[1]	TOTAL[1]
Board of Directors				
Lars Westerberg[2]	72,000	–	148,000	220,000
Robert W. Alspaugh	2,600	–	–	2,600
Jan Carlson	9,167	37,934	115,750	162,851
Sune Carlsson	5,303	–	–	5,303
William E. Johnston Jr.	1,000	–	–	1,000
Walter Kunerth	–	–	–	0
George A. Lorch	303	–	–	303
Lars Nyberg	–	–	–	0
James M. Ringler	964	–	–	964
Kazuhiko Sakamoto	–	–	–	0
S. Jay Stewart	78,459	–	–	78,459
Per Welin[3]	9,088	–	–	9,088
Wolfgang Ziebart	–	–	–	0
SUBTOTAL	178,884	37,934	263,750	480,568
Senior Management				
Jan Carlson (see above)	–	–	–	–
Steven Fredin	833	8,334	27,500	36,667
Marika Fredriksson	–	6,000	18,000	24,000
Halvar Jonzon	6,000	8,834	62,710	77,544
Svante Mogefors	1,334	8,500	31,950	41,784
Mats Ödman	9,002	8,834	69,135	86,971
Jan Olsson	10,299	8,834	52,000	71,133
Hans-Göran Patring	2,000	8,834	44,500	55,334
Lars Sjöbring	750	8,000	24,000	32,750
SUBTOTAL	30,218	66,170	329,795	426,183
GROSS TOTAL	209,102	104,104	593,545	906,751

1) Number of shares, RSUs and stock options as of February 20, 2009. For any changes thereafter please refer to Autoliv's corporate website or each director's or manager's filings with the SEC. Insider filings are also made with Finansinspektionen in Sweden.
2) Mr. Westerberg holds stock options from his time as President and CEO, 1999-2007. Mr. Westerberg indirectly owns 5,000 shares, which are held by a company controlled by Mr. Westerberg.
3) Includes 5,257 deferred stock units.

For presentations of Senior Management, please refer to the 10-K filed with the U.S. Securities and Exchange Commission (SEC), www.sec.gov, or www.autoliv.com.

Location	Headcount (includes joint ventures)[6]	Airbags	Inflators	Airbag cushions	Airbag initiators	Steering wheels	Seatbelts	Seatbelt webbing	Safety electronics	Other	Tech center	Laboratory	Sales office
		Manufacturing									Other		
Argentina	197	■					■						
Australia	204	■					■				■	■	
Brazil	629	■				■	■	■				■	
Canada	635			■				■	■				
China	3,202	■	■			■	■	■	■		■	■	■
Czech Republic	78									1)			
Estonia	869						■			1)		■	
France	3,867	■	■		■	■	■		■		■	■	■
Germany	2,912	■					■			1)	■	■	■
Hungary	912						■						
India	712	■					■					■	
Indonesia	133						■						
Italy	18												■
Japan	1,976	■	■			■	■		■		■	■	■
Korea	486	■					■				■	■	■
Malaysia	398	■				■	■						
Mexico	4,575	■		■		■	■					■	
Netherlands	108							■					
Philippines	429					■							
Poland	2,113			■			■			1)		■	
Romania	2,466		■	■			■	■	■		■	■	
Russia	2									3)			
South Africa	159	■				■	■						
Spain	769	■					■				■	■	
Sweden	1,342	■	■						■	4)	■	■	■ 5)
Taiwan	60	■					■						
Thailand	760	■		■			■					■	
Tunisia	2,377					■	■						
Turkey	1,030	■				■	■			1)	■	■	■
United Kingdom	433			■									
USA	4,049	■	■		■				■		■	■	■

1) Manufacturing of seatbelt components; 2) Distribution of child seats, airbags, steering wheels and seatbelts; 3) Start up; 4) Manufacturing of child seats and manufacturing of seat components; 5) Corporate head office and sales office 6) Total headcount excl. JVs 37,300.

Financial Definitions

Capital Employed
Total shareholders' equity and net debt.

Capital Expenditures
Investments in property, plant and equipment.

Days Inventory Outstanding
Outstanding inventory relative to average daily sales.

Days Receivables Outstanding
Outstanding receivables relative to average daily sales.

Earnings per Share
Net income relative to weighted average number of shares (net of treasury shares) assuming dilution and basic, respectively.

Equity Ratio
Shareholders' equity relative to total assets.

Gross Margin
Gross profit relative to sales.

Headcount
Employees plus temporary, hourly workers.

Interest-coverage Ratio
Operating income relative to interest expense, see page 40 for reconciliation of this non-U.S. GAAP measure.

Leverage Ratio
Net interest bearing debt in relation to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), see page 40 for reconciliation of this non-U.S. GAAP measure.

Net Debt
Short and long-term debt including debt-related derivatives less cash and cash equivalents, see page 31 for reconciliation of this non-U.S. GAAP measure.

Net Debt to Capitalization
Net debt in relation to total shareholders' equity (including minority) and net debt.

Number of Employees
Employees with a continuous employment agreement, recalculated to full time equivalent heads.

Operating Margin
Operating income relative to sales.

Operating Working Capital
Current assets excluding cash and cash equivalents less current liabilities excluding short-term debt. Any current derivatives reported in current assets and current liabilities related to net debt are excluded from operating working capital. See page 31 for reconciliation of this non-U.S. GAAP measure.

Pretax Margin
Income before taxes relative to sales.

Return on Capital Employed
Operating income and equity in earnings of affiliates, relative to average capital employed.

Return on Shareholders' Equity
Net income relative to average shareholders' equity.

Selected Financial Data

(Dollars in millions, except per share data)	2008[1]	2007[1,2]	2006[1,3]	2005[4]	2004
Sales and Income					
Net sales	$6,473	$6,769	$6,188	$6,205	$6,144
Operating income	306	502	520	513	513
Income before income taxes	249	446	481	482	485
Net income	165	288	402	293	326
Financial Position					
Current assets excluding cash	1,598	1,941	1,930	1,867	1,962
Property, plant and equipment	1,158	1,260	1,160	1,081	1,160
Intangible assets (primarily goodwill)	1,745	1,760	1,676	1,679	1,709
Non-interest bearing liabilities	1,361	1,552	1,441	1,418	1,678
Capital employed	3,312	3,531	3,413	3,193	3,236
Net debt	1,195	1,182	1,010	877	599
Shareholders' equity	2,117	2,349	2,403	2,316	2,636
Total assets	5,206	5,305	5,111	5,065	5,354
Long-term debt	1,401	1,040	888	757	667
Share data					
Earnings per share (US$) – basic	2.29	3.70	4.90	3.28	3.49
Earnings per share (US$) – assuming dilution	2.28	3.68	4.88	3.26	3.46
Equity per share (US$)	30.11	31.83	30.00	27.67	28.66
Cash dividends paid per share (US$)	1.60	1.54	1.36	1.17	0.75
Cash dividends declared per share (US$)	1.42	1.56	1.41	1.24	0.85
Share repurchases	174	380	221	378	144
Number of shares outstanding (million)[5]	70.3	73.8	80.1	83.7	92.0
Ratios					
Gross margin (%)	17.4	19.7	20.4	20.4	19.9
Operating margin (%)	4.7	7.4	8.4	8.3	8.4
Pretax margin (%)	3.8	6.6	7.8	7.8	7.9
Return on capital employed (%)	9	15	16	16	16
Return on shareholders' equity (%)	7	12	17	12	13
Equity ratio (%)	41	44	47	46	49
Net debt to capitalization (%)	36	33	29	27	18
Days receivables outstanding	49	64	70	71	73
Days inventory outstanding	39	33	34	32	31
Other data					
Airbag sales[6]	4,130	4,377	4,085	4,116	4,028
Seatbelt sales[7]	2,343	2,392	2,103	2,089	2,116
Net cash provided by operating activities	614	781	560	479	680
Capital expenditures	293	324	328	315	324
Net cash used in investing activities	(328)	(431)	(288)	(303)	(303)
Net cash provided by (used in) financing activities	105	(375)	(438)	(86)	(261)
Number of employees, December 31	34,000	35,300	35,700	34,100	34,500

1) In 2008, 2007 and 2006, severance and restructuring costs reduced operating income by $80, $24 and $13 million and net income by $55, $16 and $9 million. This corresponds to 1.2%, 0.4% and 0.2% on operating margins and 0.8%, 0.2% and 0.1% on net margins. The impact on earnings per share was $0.76, $0.21 and $0.11, while return on equity was reduced by 2.3%, 0.6% and 0.4% for the same three year period (see page 29 and Note 10). 2) In 2007, a court ruling reduced operating income by $30 million, net income by $20 million, operating margin by 0.5%, net margin by 0.3%, EPS by $0.26 and return on equity by 0.8% (see page 30). 3) In 2006, a release of tax reserves and other discrete tax items boosted net income by $95 million, net margin by 1.5%, EPS by $1.15 and return on equity by 3.9% (see page 30). 4) In 2005, the Jobs Creation Act reduced net income by $13 million, net margin by 0.2%, EPS by $0.15 and return on equity by 0.5% (see 2006 annual report page 24). 5) At year end, net of treasury shares. 6) Incl. electronics, steering wheels, inflators and initiators. 7) Incl. seat components.

Every year, Autoliv's products save over 20,000 lives

The Evolution of Autoliv



2008
Integrated Safety Electronics
Pedestrian Detection System

2007
Driver Multi Volume Cushion

2006
Safety Vent Bag

2005
Night Vision System, Pedestrian Hood

2004
Fixed-Hub Steering Wheel

2002
Anti-Sliding Bag, Adaptive Load Limiter

1998
Curtain Airbag, Anti-Whiplash Seat

1997
Side Airbag for Head Protection

1995
Knee Airbag and Seatbelt Load Limiter

1994
Side Thorax Bag

1992
Seatbelt Buckle Pretensioner

1980
Airbag Production

1956
Seatbelt Production

Autoliv Inc.
Visiting address: World Trade Center
Klarabergsviadukten 70
Section E
Mail: P.O. Box 70381
SE-107 24 Stockholm
Sweden
Tel: +46 (0)8 587 20 600
Fax: +46 (0)8 411 70 25
info@autoliv.com
www.autoliv.com